Exhibit 99.1

Fiscal 2024 results CGI

Contents 1 MANAGEMENT’S DISCUSSION AND ANALYSIS 71 Management’s and Auditors’ Reports 78 Consolidated Financial Statements 138 Shareholder Information

Management’s Discussion and Analysis

November 6, 2024

BASIS OF PRESENTATION

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (MD&A) is a responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the rules and regulations of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Inc. is referred to as “CGI”, “we”, “us”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2024 and 2023. CGI’s accounting policies are in accordance with International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB). All dollar amounts are in Canadian dollars unless otherwise noted.

MATERIALITY OF DISCLOSURES

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of the Company, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict, climate-related issues and inflation) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to develop and expand our services to address emerging business demands and technology trends (such as artificial intelligence), to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws and other tax programs, the termination, modification, delay or suspension of our contractual agreements, our expectations regarding future revenue resulting from bookings and backlog, our ability to attract and retain qualified employees, to negotiate favourable contractual terms, to deliver our services and to collect receivables, to disclose, manage and implement environmental, social and governance (ESG) initiatives and standards, and to achieve ESG commitments and targets, including without limitation, our commitment to net-zero carbon emissions, as well as the reputational and financial risks attendant to cybersecurity breaches and other incidents, including through the use of artificial intelligence, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, our ability to

2 — MANAGEMENT’S DISCUSSION AND ANALYSIS

declare and pay dividends, interest rate fluctuations and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR+ at www.sedarplus.ca) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this MD&A are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this MD&A, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in section 10 - Risk Environment, which is incorporated by reference in this cautionary statement. We also caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

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KEY PERFORMANCE MEASURES

The reader should note that the Company reports its financial results in accordance with IFRS Accounting Standards. However, we use a combination of GAAP, non-GAAP and supplementary financial measures and ratios to assess the Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards.

The table below summarizes our most relevant key performance measures:

Growth

Revenue prior to foreign currency impact (non-GAAP) – is a measure of revenue before foreign currency translation impacts. This is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Given that we have a strong presence globally and are affected by most major international currencies, management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance and that this measure is useful for investors for the same reason. A reconciliation of the revenue prior to foreign currency impact to its closest IFRS Accounting Standards measure can be found in sections 3.4. and 5.4. of the present document.

Constant currency revenue growth (non-GAAP) – is a measure of revenue growth before foreign currency translation impacts. This is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes its use of this measure is helpful for investors to facilitate period-to-period comparisons of our business growth.

Bookings – are new binding contractual agreements including wins, extensions and renewals. In addition, our bookings are comprised of committed spend and estimates from management that are subject to change, including demand-driven usage, such as volume-based and time and material contracts, as well as price indexation and option years. Management evaluates factors such as prices and past history to support its estimates. Management believes that it is a key indicator of the volume of our business over time and potential future revenue and that it is useful trend information to investors for the same reason. Information regarding our bookings is not comparable to, nor should it be substituted for, an analysis of our revenue. Additional information on bookings can be found in sections 3.1. and 5.1. of the present document.

Backlog – includes bookings, backlog acquired through business acquisitions, backlog consumed during the period as a result of client work performed as well as the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change and are mainly driven from bookings. Backlog is adjusted when there are reductions in contractual commitments, resulting from client decisions, such as contract terminations. Management tracks this measure as it is a key indicator of our best estimate of contracted revenue to be realized in the future and believes that this measure is useful trend information to investors for the same reason.

Book-to-bill ratio – is a measure of the proportion of the value of our bookings to our revenue in the quarter. This metric allows management to monitor the Company’s business development efforts during the quarter to grow our backlog and our business over time and management believes that this measure is useful for investors for the same reason.

Book-to-bill ratio trailing twelve months – is a measure of the proportion of the value of our bookings to our revenue over the last trailing twelve-month period as management believes that monitoring the Company’s bookings over a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period and as such is useful for investors for the same reason. Management’s objective is to maintain a target ratio greater than 100% over a trailing twelve-month period.

4 — MANAGEMENT’S DISCUSSION AND ANALYSIS

Profitability

Specific items – include acquisition-related and integration costs and the cost optimization program. Acquisition-related costs mainly include third-party professional fees incurred to close acquisitions. Integration costs are mainly comprised of expenses due to redundancy of employment and contractual agreements, cancellation of acquired leased premises and costs related to the integration towards the CGI operating model. The cost optimization program mainly includes costs related to termination of employment and vacated leased premises.

Earnings before income taxes – is a measure of earnings generated for shareholders before income taxes.

Earnings before income taxes margin – is obtained by dividing our earnings before income taxes by our revenues. Management believes a percentage of revenue measure is meaningful for better comparability from period-to-period.

Adjusted EBIT (non-GAAP) – is a measure of earnings excluding specific items, net finance costs and income tax expense. Management believes its use of this measure, which excludes items that are non- related to day-to-day operations, such as the impact of specific items, capital structure and income taxes, is helpful to investors to better evaluate the Company’s core operating performance. This measure also allows for better comparability from period-to-period and trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS Accounting Standard measure can be found in sections 3.6. and 5.6. of the present document.

Adjusted EBIT margin (non-GAAP) – is obtained by dividing our adjusted EBIT by our revenues. Management believes its use of this measure, which evaluates our core operating performance before specific items, capital structure and income taxes when compared to our revenues, is relevant to investors for better comparability from period-to-period. This measure demonstrates the Company’s ability to grow in a cost-effective manner, executing on our Build and Buy strategy. A reconciliation of the adjusted EBIT to its closest IFRS Accounting Standards measure can be found in sections 3.6. and 5.6. of the present document.

Net earnings – is a measure of earnings generated for shareholders.
Net earnings margin – is obtained by dividing our net earnings by our revenues. Management believes a percentage of revenue measure is meaningful for better comparability from period-to-period.

Diluted earnings per share (diluted EPS) – is a measure of net earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised. See note 21 of our audited consolidated financial statements for additional information on earnings per share.

Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding acquisition-related and integration costs and the cost optimization program. Management believes its use of this measure best demonstrates to investors the net earnings generated from our day-to-day operations by excluding specific items, for better comparability from period-to-period. A reconciliation of the net earnings excluding specific items to its closest IFRS Accounting Standards measure can be found in sections 3.8.3. and 5.6.1. of the present document.

Net earnings margin excluding specific items (non-GAAP) – is obtained by dividing our net earnings excluding specific items by our revenues. Management believes its use of this measure, which evaluates our core operating performance when compared to our revenues, is relevant to investors to assess their returns and for better comparability from period-to-period. This measure demonstrates the Company’s ability to grow in a cost-effective manner, executing on our Build and Buy strategy. A reconciliation of the net earnings excluding specific items to its closest IFRS Accounting Standards measure can be found in sections 3.8.3. and 5.6.1. of the present document.

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Diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items on a per share basis. Management believes its use of this measure is useful for investors as excluding specific items best reflects the Company’s ongoing operating performance on a per share basis and allows for better comparability from period-to-period. The diluted earnings per share reported in accordance with IFRS Accounting Standards can be found in sections 3.8. and 5.6. of the present document while the basic and diluted earnings per share excluding specific items can be found in sections 3.8.3. and 5.6.1. of the present document.

Effective tax rate excluding specific items (non-GAAP) – is obtained by dividing our income tax expense by earnings before income taxes, before specific items. Management believes its use of this measure allows for better comparability from period-to-period of its effective tax rate on its operations, and is useful for investors for the same reason. A reconciliation of the effective tax rate excluding specific items to its closest IFRS Accounting Standards measure can be found in sections 3.8.3. and 5.6.1. of the present document.

Liquidity

Cash provided by operating activities – is a measure of cash generated from managing our day-to- day business operations. Management believes strong operating cash flow is indicative of financial flexibility, allowing us to execute the Company’s growth strategy.

Cash provided by operating activities as a percentage of revenue – is obtained by dividing our cash provided by operating activities by our revenues. Management believes strong operating cash flow compared to our revenues is a key indicator of our financial flexibility to execute the Company’s growth strategy.

Days sales outstanding (DSO) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by our most recent quarter’s revenue over 90 days. Management tracks this metric closely to ensure timely collection and healthy liquidity. Management believes that this measure is useful for investors as it demonstrates the Company’s ability to timely convert its trade receivables and work in progress into cash.

Capital Structure

Net debt (non-GAAP) – is obtained by subtracting from our debt and lease liabilities, our cash and cash equivalents, short-term investments, long-term investments and adjusting for fair value of foreign currency derivative financial instruments related to debt. Management believes its use of the net debt metric to monitor the Company’s financial leverage is useful for investors as it provides insight into its financial strength. A reconciliation of net debt to its closest IFRS Accounting Standards measure can be found in section 4.5. of the present document.

Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholders’ equity and net debt. Management believes its use of the net debt to capitalization ratio is useful for investors as it monitors the proportion of debt versus capital used to finance the Company’s operations.

Return on invested capital (ROIC) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the net earnings excluding net finance costs after-tax for the last twelve months, over the last four quarters’ average invested capital, which is defined as the sum of shareholders’ equity and net debt. Management believes its use of this ratio is useful for investors as it assesses how well it is using its capital to generate returns.

6 — MANAGEMENT’S DISCUSSION AND ANALYSIS

REPORTING SEGMENTS

The Company is managed through the following nine operating segments: Western and Southern Europe (primarily France, Spain and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; Scandinavia and Central Europe (Germany, Sweden and Norway); United Kingdom (U.K.) and Australia; Finland, Poland and Baltics; Northwest and Central-East Europe (primarily Netherlands, Denmark and Czech Republic); and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

Effective October 1, 2023, as part of the Cost Optimization Program (see section 3.6.2. of the present document), the Company centralized some internal administrative activities under a corporate function, which were previously presented in revenue under the Asia Pacific segment. The Company has restated the Asia Pacific segmented information for the comparative period to conform with this change.

See sections 3.4., 3.7., 5.4. and 5.5. of the present document and to note 29 of our audited consolidated financial statements for additional information on our segments.

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MD&A OBJECTIVES AND CONTENTS

In this document, we:

•	Provide a narrative explanation of the audited consolidated financial statements through the eyes of management;

•	Provide the context within which the audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance may be indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

8 — MANAGEMENT’S DISCUSSION AND ANALYSIS

Section		Contents		Pages

5.	Fourth Quarter	5.1.	Bookings and Book-to-Bill Ratio	36
	Results	5.2.	Foreign Exchange	37

		5.3.	Revenue Distribution	38

		5.4.	Revenue by Segment	39

		5.5.	Adjusted EBIT by Segment	42

		5.6.	Net Earnings and Earnings Per Share	44

		5.7.	Consolidated Statements of Cash Flows	46

6.	Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.		48

7.	Changes in Accounting Policies	A summary of accounting standards adopted and future accounting standard changes.		50

8.	Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the audited consolidated financial statements.		52

9.	Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.		55

10.	Risk Environment	10.1.	Risks and Uncertainties	57
		10.2.	Legal Proceedings	70

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1.  Corporate Overview

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montréal, Canada, CGI is a leading IT and business consulting services firm with approximately 90,250 consultants and professionals worldwide. We use the power of technology to help clients accelerate their holistic digital transformation.

CGI has a people-centered culture, operating where our clients live and work to build trusted relationships and to advance our shared communities. Our consultants and professionals are committed to providing actionable insights that help clients achieve their business outcomes. CGI’s global delivery centers complement our proximity-based teams, offering clients added options that deliver scale, innovation and delivery excellence in every engagement.

End-to-end services and solutions

CGI delivers end-to-end services that help clients achieve the highest returns on their digital investments. We call this ROI-led digitization. Our insights-driven end-to-end services and solutions work together to help clients design, implement, run and operate the technology critical to achieving their business strategies. Our portfolio encompasses:

i.

Business and strategic IT consulting, and systems integration services: CGI helps clients drive sustainable value in critical consulting areas, including strategy, organization and change management, core operations and technology. Within each of these areas, our consultants also deliver a broad range of business offerings to address client executives’ priorities, including designing and advancing strategies for the responsible use of artificial intelligence (AI), sustainable supply chain management, environmental, social and governance (ESG), mergers and acquisitions, and more. In the area of systems integration, we help clients accelerate the enterprise modernization of their legacy systems and adopt new technologies to drive innovation and deliver real-time and insight-driven customer and citizen services.

ii.

Managed IT and business process services: Working as an extension of our clients’ organizations, we take on full or partial responsibility for managing their IT functions, freeing them up to focus on their strategic business direction. Our services enable clients to reinvest, alongside CGI, in the successful execution of their digital transformation roadmaps. We help them increase agility, scalability and resilience; deliver operational efficiencies, innovations and reduced costs; and embed security and data privacy controls. Typical services include: application development, modernization and maintenance; holistic enterprise digitization, automation, hybrid and cloud management; and business process services.

iii.

Intellectual property (IP) business solutions: CGI’s portfolio of IP solutions are highly configurable “business platforms as a service” that are embedded within our end-to-end service offerings and utilize integrated security, data privacy practices, provider-neutral cloud approaches, and advanced AI capabilities to provide immediate benefits to clients. We invest in, and deliver, market-leading IP to drive business outcomes within each of our target industries. We also collaborate with clients to build and evolve IP-based solutions while enabling a higher degree of flexibility and customization for their unique modernization and digitization needs.

Deep industry and technology expertise

CGI has long-standing and focused practices in all of its core industries, providing clients with a partner that is not only an expert in IT, but also an expert in their respective industries. This combination of business knowledge and digital technology expertise allows us to help our clients navigate complex challenges and focus on value creation. In the process, we evolve the services and solutions we deliver within our targeted industries and provide thought leadership, blueprints, frameworks and technical accelerators that help client evolve their ecosystems.

Our targeted industries include financial services (including banking and insurance), government (including space), manufacturing, retail and distribution (including consumer services, transportation and logistics), communications and utilities (including energy and media), and health (including life sciences). To help orchestrate our global posture across these industries, our leaders regularly participate in cabinet meetings and councils to advance the strategies, services and solutions we deliver to our clients.

10 — MANAGEMENT’S DISCUSSION AND ANALYSIS

Helping clients leverage technology to its fullest

Macro trends such as supply chain reconfiguration, climate change and energy transition, and demographic shifts including aging populations and talent shortages require new business models and ways of working. At the same time, technology is reshaping our future and creating new opportunities.

Accelerating digitization provides the inclusive, economically vibrant, and sustainable future our clients’ customers and citizens demand. Leveraging technology to its fullest helps clients to lead within their industries. Our end-to-end digital services, industry and technology expertise, and operational excellence combine to help clients advance their holistic digital transformation.

Through our proprietary Voice of Our Clients research, we analyzed the characteristics of leading digital organizations and found these common attributes:

•

Strategic alignment and business agility: Digital leaders have highly agile business models to address digitization and are better at aligning and integrating business and IT operations to support and execute strategy.

•

Digitization: They have mature strategies to leverage data and digitization to achieve business model resilience, are less challenged by legacy systems, and extend their digitization strategy to their external ecosystem.

•	Data, automation and AI: They adopt a holistic data strategy for the enterprise and ecosystem and have a higher rate of being in progress with or having implemented both traditional and generative AI.

•

Data privacy and protection: They produce greater results from their data privacy and protection strategy, which also extends to their external ecosystem. Their cybersecurity programs are highly mature in terms of connected assets.

Digital leaders across industries seek new ways to evolve their strategy and operational models and use technology and information to improve how they operate, deliver products and services, and create value.

CGI helps clients adopt leading digital attributes and design, manage, protect and evolve their digital value chains to accelerate business outcomes.

Quality processes

Our clients expect consistent service wherever and whenever they engage us. We have an outstanding track record of on-time, within-budget delivery as a result of our commitment to excellence and our robust governance model - CGI’s Management Foundation.

Our Management Foundation provides a common business language, frameworks and practices for managing operations consistently across the globe, driving continuous improvement. We also invest in rigorous quality and service delivery standards including the International Organization for Standardization (ISO) and Capability Maturity Model Integration (CMMI) certification programs, as well as a comprehensive Client Satisfaction Assessment Program, with signed client assessments, to ensure high satisfaction on an ongoing basis.

1.2. VISION AND STRATEGY

CGI is unique compared to most companies, as our vision is based on a dream: “To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.” This dream has motivated us since our founding in 1976 and drives our vision: “To be a global, world-class end-to-end IT and business consulting services leader helping our clients succeed.”

In pursuing our dream and vision, CGI has been highly disciplined throughout its history in executing a Build and Buy profitable growth strategy comprised of four pillars that combine profitable organic growth (Build) and accretive acquisitions (Buy):

 Pillar 1: Win, renew and extend contracts

 Pillar 2: New large managed IT and business process services contracts

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These first two pillars relate to driving profitable organic growth through the pursuit of contracts with new and existing clients in our targeted industries. As such, CGI engages with new and existing clients on four levers in our portfolio of end-to-end services and solutions: Business and Strategic IT Consulting, Systems Integration, Managed Services and IP-based services. Successes in these pillars reflect the strength of our end-to-end portfolio of capabilities, the depth of expertise of our consultants in business and IT, client satisfaction in our delivery excellence, and the appreciation of the proximity model by our clients, both existing and potential.

 Pillar 3: Metro market acquisitions

 Pillar 4: Large, transformational acquisitions

The third and fourth pillars focus on growth through accretive acquisitions. The third pillar for metro market acquisitions complements the proximity model and helps to provide a fuller range of end-to-end services. The fourth pillar for large transformational acquisitions helps to further expand our geographic footprint and reach the critical mass required to compete for large managed IT and business process services contracts and broaden our client relationships. Both the third and fourth pillars are supported by three levers. First, is our range of end-to-end services that allow us to consider a broad range of acquisitions. A second lever is CGI’s industry sector mix that helps us mirror the IT spend of each metro market over time. A final lever across pillars three and four focuses on IP-based services firms that offer consulting services and managed services that leverage their solutions.

CGI will continue to be a consolidator in the IT and business consulting services industry by being active across these four pillars.

Executing our strategy

CGI’s strategy is executed through a business model that combines client proximity with an extensive global delivery network to deliver the following benefits:

• Local relationships and accountability: We live and work near our clients to provide a high level of responsiveness, partnership, and innovation. Our local consultants and professionals speak our clients’ language, understand their business and industries, and collaborate to meet their goals and advance their business.

• Global reach: Our local presence is complemented by an expansive global delivery network that ensures our clients have 24/7 access to best-fit digital capabilities and resources to meet their end-to-end needs. In addition, clients benefit from our unique combination of industry domain and technology expertise within our global delivery model.

• Committed experts: Two of our key strategic goals are to be our clients’ partner and expert of choice. To achieve this, we invest in developing and recruiting professionals with extensive industry, business and in-demand technology expertise. Individually and collectively, each of our experts embody partnership behaviors in all they do by being consultative and building trusted relationships with each other, our clients, shareholders, and within our communities. In addition, a majority of consultants and professionals are also owners through our Share Purchase Plan, which, combined with the Profit Participation Plan, provide an added level of commitment to the success of our clients.

• Everyday innovation: Our approach to client engagements is to continuously bring forward actionable insights that support clients’ ROI-led digitization priorities. Through our client satisfaction program, we regularly assess the degree to which clients find that CGI introduced applicable innovation to the engagements we deliver for them, including through our ideas, processes, tools and offerings. We also scale innovative solutions co-created with clients through a global governance model.

• Comprehensive quality processes: CGI’s investment in quality frameworks and rigorous client satisfaction assessments has resulted in a consistent track record of on-time and within-budget project delivery. With regular reviews of engagements and transparency at all levels, the Company ensures that client objectives and its own

12 — MANAGEMENT’S DISCUSSION AND ANALYSIS

quality objectives are consistently followed at all times. This thorough process enables CGI to generate continuous improvements for all stakeholders by applying corrective measures as soon as they are required.

• ESG strategy: At CGI, our ESG strategy is key to contributing to our strategic goal to be recognized by our stakeholders as an engaged, ethical and responsible corporate citizen within our communities. Our commitments align with the United Nations (UN) Global Compact’s 10 principles and the Science Based Target initiative (SBTi) and we are recognized by leading international indices, including EcoVadis, Carbon Disclosure Project (CDP) and Dow Jones Sustainability Indices (DJSI). We prioritize partnerships with clients, while also collaborating with educational institutions and local organizations, on three global priorities: people, communities and climate. We demonstrate our commitment to a sustainable world through projects delivered in collaboration with clients and through operating practices, supply chain management, and community service activities.

1.3. COMPETITIVE ENVIRONMENT

As market dynamics and industry trends continue to increase client demand for ROI-led digitization, CGI is well-positioned to serve as a digital partner and expert of choice. We work with clients across the globe to implement digital strategies, roadmaps and solutions that help clients transform the customer/citizen experience, drive the launch of new products and services, and deliver efficiencies and cost savings.

CGI’s competition is comprised of a variety of firms, from local companies providing specialized services and software, government pure-plays to global business consulting and IT services providers. All of these players are competing to deliver some or all of the services we provide.

Many factors distinguish the industry leaders, including the following:

• Depth and breadth of industry and technology expertise;

• Local presence and strength of client relationships;

• Extensive and flexible global delivery network, including onshore, nearshore and offshore options;

• Breadth of digital IP solutions;

• Total cost of services and value delivered;

• Ability to deliver practical innovation for measurable results; and

• Consistent on-time, within-budget delivery everywhere clients operate.

CGI is one of the leaders in the industry with respect to the combination of these factors. CGI is one of few firms with the scale, reach, and capabilities to meet clients’ enterprise business and technology needs.

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2.  Highlights and Key Performance Measures

2.1. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the years ended September 30,	2024	2023	2022	Change 2024 / 2023	Change 2023 / 2022

In millions of CAD unless otherwise noted

Growth

Revenue	14,676.2	14,296.4	12,867.2	379.8	1,429.2

Year-over-year revenue growth	2.7%	11.1%	6.1%

Constant currency revenue growth	0.9%	8.0%	10.5%

Backlog[1]	28,724	26,059	24,055	2,665	2,004

Bookings	16,044	16,259	13,966	(215)	2,293

Book-to-bill ratio	109.3%	113.7%	108.5%	(4.4%)	5.2%

Profitability

Earnings before income taxes	2,291.0	2,197.9	1,967.0	93.1	230.9

Earnings before income taxes margin	15.6%	15.4%	15.3%	0.2%	0.1%

Adjusted EBIT[2]	2,415.8	2,312.7	2,086.6	103.1	226.1

Adjusted EBIT margin	16.5%	16.2%	16.2%	0.3%	—%

Net earnings	1,692.7	1,631.2	1,466.1	61.5	165.1

Net earnings margin	11.5%	11.4%	11.4%	0.1%	—%

Diluted EPS (in dollars)	7.31	6.86	6.04	0.45	0.82

Net earnings excluding specific items[2]	1,765.9	1,680.0	1,487.9	85.9	192.1

Net earnings margin excluding specific items	12.0%	11.8%	11.6%	0.2%	0.2%

Diluted EPS excluding specific items (in dollars)[2]	7.62	7.07	6.13	0.55	0.94

Liquidity

Cash provided by operating activities	2,205.0	2,112.2	1,865.0	92.8	247.2

As a percentage of revenue	15.0%	14.8%	14.5%	0.2%	0.3%

Days sales outstanding	41	44	49	(3)	(5)

Capital structure

Long-term debt and lease liabilities[3]	3,308.4	3,742.3	3,976.2	(433.9)	(233.9)

Net debt[2]	1,819.8	2,134.6	2,946.9	(314.8)	(812.3)

Net debt to capitalization ratio	16.2%	20.4%	28.8%	(4.2%)	(8.4%)

Return on invested capital	16.0%	16.0%	15.7%	—%	0.3%

Balance sheet

Cash and cash equivalents, and short-term investments	1,464.4	1,575.6	972.6	(111.2)	603.0

Total assets	16,685.5	15,799.5	15,175.4	886.0	624.1

Long-term financial liabilities[4]	3,176.9	2,386.2	3,731.3	790.7	(1,345.1)

[1]

Approximately $11.4 billion of our backlog as at September 30, 2024 is expected to be converted into revenue within the next twelve months, $9.3 billion within one to three years, $3.5 billion within three to five years and $4.5 billion in more than five years.

[2]

See sections on Adjusted EBIT by Segment, Net Earnings and Earnings per Share Excluding Specific Items and Selected Measures of Capital Resources and Liquidity sections of each year’s respective MD&A for the reconciliation of non-GAAP financial measures.

[3]	Long-term debt and lease liabilities include both the current and long-term portions of the long-term debt and lease liabilities.

[4]	Long-term financial liabilities include the long-term portion of the debt, long-term portion of lease liabilities and the long-term derivative financial instruments.

14 — MANAGEMENT’S DISCUSSION AND ANALYSIS

2.2. STOCK PERFORMANCE

CGI Stock Price (TSX) for the Last Twelve Months

Volume (in millions)
0
1
2
3
4
5
Stock Price (CAD)
90.00
100.00
110.00
120.00
130.00
140.00
150.00
160.00
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Daily Trade Volume[1]
Closing Price

2.2.1. Fiscal 2024 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (TSX) (stock quote – GIB.A) and the New York Stock Exchange (NYSE) (stock quote – GIB) and are included in key indices such as the S&P/TSX 60 Index.

TSX	(CAD)	NYSE	(USD)

Open:	133.85	Open:	98.10

High:	160.40	High:	118.89

Low:	129.00	Low:	93.07

Close:	155.62	Close:	114.96

CDN average daily trading volumes[1]:	558,315	NYSE average daily trading volumes:	149,488

[1]	Includes the average daily volumes of both the TSX and alternative trading systems.

FISCAL 2024 RESULTS — 15

2.2.2. Normal Course Issuer Bid (NCIB)

On January 30, 2024, the Company’s Board of Directors authorized and subsequently received regulatory approval from the TSX for the renewal of its NCIB, which allows for the purchase for cancellation of up to 20,457,737 Class A subordinate voting shares (Class A Shares) representing 10% of the Company’s public float as of the close of business on January 23, 2024. Class A Shares may be purchased for cancellation under the NCIB commencing on February 6, 2024, until no later than February 5, 2025, or on such earlier date when the Company has either acquired the maximum number of Class A Shares allowable under the NCIB or elects to terminate the bid.

During the year ended September 30, 2024, the Company purchased for cancellation 6,528,608 Class A Shares for a total cash consideration of $925.2 million, at a weighted average price of $141.72 under the previous and current NCIB. The purchased shares included 1,674,930 Class A Shares purchased for cancellation on February 23, 2024 from the Founder and Executive Chairman of the Board of the Company, as well as a wholly-owned holding company, for a total cash consideration of $250.0 million, and 2,887,878 Class A Shares purchased for cancellation on May 27, 2024 from Caisse de dépôt et placement du Québec (CDPQ), for a total cash consideration of $400.0 million, both by way of private agreements. The repurchase transaction from the Founder and Executive Chairman of the Board of the Company was reviewed and recommended for approval by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the financial terms of the transaction, and ultimately approved by the Board of Directors. The purchases were made pursuant to two exemption orders issued by the Autorité des marchés financiers and are considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

In addition, the Company paid for and cancelled 68,550 Class A Shares under the previous NCIB for a total consideration of $9.2 million, which were purchased but were neither paid nor cancelled as at September 30, 2023.

On June 20, 2024, the Canadian government enacted new legislation to implement tax measures on equity repurchased by public companies. The legislation requires a company to pay a 2.0% tax on the fair market value of their repurchased shares. This tax liability can be offset by the issuance of new equity during the relevant taxation year. The tax applies retroactively to repurchases and issuances of equity that occurred on or after January 1, 2024. As of September 30, 2024, the Company has complied with this new legislation, and recorded $13.6 million of accrued liabilities related to shares repurchased net of issuance of stock options, with a corresponding reduction to retained earnings.

As at September 30, 2024, the Company could purchase up to 14,803,829 Class A Shares for cancellation under its current NCIB.

2.2.3. Capital Stock and Options Outstanding

The following table provides a summary of the Capital Stock and Options Outstanding as at November 1, 2024:

Capital Stock and Options Outstanding	As at November 1, 2024

Class A subordinate voting shares	203,856,403

Class B shares (multiple voting)	24,122,758

Options to purchase Class A subordinate voting shares	3,780,287

2.2.4. Dividends

On November 5, 2024, the Company’s Board of Directors approved a quarterly cash dividend for holders of Class A Shares and Class B shares (multiple voting) of $0.15 per share. This dividend is payable on December 20, 2024 to shareholders of record as of the close of business on November 20, 2024. The dividend is designated as an “eligible dividend” for Canadian tax purposes.

Future dividends and the amounts will be at the discretion of the Board of Directors after taking into account the Company’s cash flow, earnings, financial position, market conditions and other factors the Board of Directors deems relevant, and will be communicated on a quarterly basis.

16 — MANAGEMENT’S DISCUSSION AND ANALYSIS

2.3. INVESTMENT IN SUBSIDIARIES

On October 10, 2023, the Company acquired Momentum Consulting Corp., an IT and business consulting firm specializing in digital transformation, data and analytics and managed services, based in the U.S. and headquartered in Miami, Florida for a total purchase price of $53.3 million. The acquisition added approximately 175 professionals to the Company.

On July 3, 2024, the Company acquired the assets of Celero Solutions’ credit union business, consisting of master services agreements that span managed services, core banking, digital banking and related IT services, based in Canada, for a total purchase price of $19.1 million. The acquisition added more than 150 professionals to the Company.

On September 13, 2024, the Company acquired Aeyon LLC (Aeyon), a digital transformation, data management and analytics, and intelligent automation services partner to the U.S. Federal Government, based in the U.S. and headquartered in Vienna, Virginia, for a total purchase price of $317.8 million. The acquisition added approximately 725 professionals to the Company.

The Company completed these acquisitions for a total purchase price of $390.2 million.

2.4. LONG-TERM ISSUER CREDIT RATING AND NOTES ISSUANCE

In July 2024, Moody’s Investors Service, Inc. (“Moody’s”) upgraded CGI’s issuer credit rating from Baa1 to A3. S&P Global Ratings (“S&P”) maintained CGI’s issuer credit rating at BBB+.

Rating Agency	Long-Term Issuer Credit Ratings [1,2]	Outlook

Moody’s	A3	Stable

S&P	BBB+	Stable

[1]	As at September 30, 2024.
[2]

These credit ratings are not recommendations to buy, sell or hold any of the securities referred to, and they may be revised or withdrawn at any time by the assigning rating agency. Ratings are determined by the rating agencies based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor.

Issuance of senior unsecured notes

On September 5, 2024, we issued $750.0 million in aggregate principal amount of senior unsecured notes, consisting of $300.0 million aggregate principal amount of 3-year notes and $450.0 million aggregate principal amount of 5-year notes, with the details below:

	Notional Amount	Maturity	Coupon Rate

2024 3-year CAD Senior Notes[1]	$300.0 million	September 7, 2027	3.987%

2024 5-year CAD Senior Notes[2]	$450.0 million	September 5, 2029	4.147%

[1]	Interest payable semi-annually on March 7 and on September 7 until maturity.
[2]	Interest payable semi-annually on March 5 and on September 5 until maturity.

The aggregate net proceeds of the issuances, which were $747.1 million, were mainly used to repay existing indebtedness and for general corporate purposes. The existing indebtedness included senior unsecured notes, which matured on September 12, 2024, in the amount of US$350.0 million.

FISCAL 2024 RESULTS — 17

3.  Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the year were $16.0 billion representing a book-to-bill ratio of 109.3%. The breakdown of the new bookings signed during the year is as follows:

Extensions, renewals and add-ons	70%	Managed IT and business process services	59%	Western and Southern Europe	18%	Government	40%
New business	30%	Business and strategic IT consulting and systems integration services	41%	U.S. Commercial and State Government	16%	MRD	25%
				U.S. Federal	14%	Financial Services	19%
				Canada	14%	Communications and utilities	12%
				Scandinavia and Central Europe	13%	Health	4%
				U.K. and Australia	13%
				Finland, Poland and Baltics	6%
				Northwest and Central-East Europe	6%

Information regarding our bookings is a key indicator of the volume of our business over time. Additional information on bookings can be found in the Key Performance Measures section of the present document. The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the year ended September 30, 2024	Book-to-bill ratio for the year ended September 30, 2024

Total CGI	16,044,075	109.3%

Western and Southern Europe	2,925,526	114.8%

U.S. Commercial and State Government	2,565,279	99.8%

U.S. Federal	2,279,672	113.4%

Canada	2,277,135	102.9%

Scandinavia and Central Europe	2,068,257	117.5%

U.K. and Australia	2,053,642	114.5%

Finland, Poland and Baltics	1,001,553	109.8%

Northwest and Central-East Europe	873,011	100.6%

18 — MANAGEMENT’S DISCUSSION AND ANALYSIS

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS Accounting Standards, we measure assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Closing foreign exchange rates

As at September 30,	2024	2023	Change

U.S. dollar	1.3515	1.3538	(0.2%)

Euro	1.5064	1.4327	5.1%

Indian rupee	0.0161	0.0162	(0.6%)

British pound	1.8111	1.6530	9.6%

Swedish krona	0.1333	0.1243	7.2%

Average foreign exchange rates

For the years ended September 30,	2024	2023	Change

U.S. dollar	1.3609	1.3485	0.9%

Euro	1.4752	1.4399	2.5%

Indian rupee	0.0163	0.0164	(0.6%)

British pound	1.7253	1.6544	4.3%

Swedish krona	0.1291	0.1270	1.7%

FISCAL 2024 RESULTS — 19

3.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the year:

Managed IT and business process services Business and strategic IT consulting and systems integration services	55% 45%	U.S. France Canada U.K. Germany Finland Sweden Rest of the world	31% 15% 15% 12% 7% 6% 5% 9%	Government MRD Financial services Communications and utilities Health	37% 22% 22% 13% 6%

3.3.1. Client Concentration

IFRS Accounting Standards guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 13.6% of our revenue for Fiscal 2024 as compared to 13.5% for Fiscal 2023.

20 — MANAGEMENT’S DISCUSSION AND ANALYSIS

3.4. REVENUE BY SEGMENT

Our segments are reported based on where the client’s work is delivered from within our geographic delivery model.

The table below provides a summary of the year-over-year changes in our revenue, in total and by segment before eliminations, separately showing the impacts of foreign currency exchange rate variations between Fiscal 2024 and Fiscal 2023. The Fiscal 2023 revenues by segment were recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rates.

For the years ended September 30,			Change
	2024	2023	$	%

In thousands of CAD except for percentages

Total CGI revenue	14,676,152	14,296,360	379,792	2.7%

Constant currency revenue growth	0.9%

Foreign currency impact	1.8%

Variation over previous period	2.7%

Western and Southern Europe

Revenue prior to foreign currency impact	2,534,407	2,605,926	(71,519)	(2.7%)

Foreign currency impact	65,791

Western and Southern Europe revenue	2,600,198	2,605,926	(5,728)	(0.2%)

U.S. Commercial and State Government

Revenue prior to foreign currency impact	2,304,734	2,277,996	26,738	1.2%

Foreign currency impact	22,575

U.S. Commercial and State Government revenue	2,327,309	2,277,996	49,313	2.2%

Canada

Revenue prior to foreign currency impact	2,034,371	2,064,659	(30,288)	(1.5%)

Foreign currency impact	624

Canada revenue	2,034,995	2,064,659	(29,664)	(1.4%)

U.S. Federal

Revenue prior to foreign currency impact	1,983,319	1,935,238	48,081	2.5%

Foreign currency impact	18,072

U.S. Federal revenue	2,001,391	1,935,238	66,153	3.4%

Scandinavia and Central Europe

Revenue prior to foreign currency impact	1,626,723	1,648,356	(21,633)	(1.3%)

Foreign currency impact	31,449

Scandinavia and Central Europe revenue	1,658,172	1,648,356	9,816	0.6%

U.K. and Australia revenue

Revenue prior to foreign currency impact	1,519,748	1,455,529	64,219	4.4%

Foreign currency impact	65,085

U.K. and Australia revenue	1,584,833	1,455,529	129,304	8.9%

Finland, Poland and Baltics

Revenue prior to foreign currency impact	834,674	828,951	5,723	0.7%

Foreign currency impact	24,589

Finland, Poland and Baltics revenue	859,263	828,951	30,312	3.7%

FISCAL 2024 RESULTS — 21

For the years ended September 30,			Change
	2024	2023	$	%

In thousands of CAD except for percentages

Northwest and Central-East Europe

Revenue prior to foreign currency impact	812,814	755,901	56,913	7.5%

Foreign currency impact	15,912

Northwest and Central-East Europe revenue	828,726	755,901	72,825	9.6%

Asia Pacific

Revenue prior to foreign currency impact	959,311	904,038	55,273	6.1%

Foreign currency impact	(3,166)

Asia Pacific revenue	956,145	904,038	52,107	5.8%

Eliminations	(174,880)	(180,234)	5,354	(3.0%)

For the year ended September 30, 2024, revenue was $14,676.2 million, an increase of $379.8 million or 2.7% over last year. On a constant currency basis, revenue increased by $128.8 million or 0.9%. The increase in revenue was mainly due to organic growth within the government, including higher IP-based revenues, and MRD vertical markets, as well as recent business acquisitions. This was partially offset by lower demand within the financial services and health vertical markets.

3.4.1. Western and Southern Europe

For the year ended September 30, 2024, revenue in the Western and Southern Europe segment was $2,600.2 million, a decrease of $5.7 million or 0.2% over last year. On a constant currency basis, revenue decreased by $71.5 million or 2.7%. The change in revenue was mainly due to lower demand within the financial services vertical market, as well as lower demand and successful completion of projects in the prior year within the MRD vertical market. This was partially offset by organic growth within the government vertical market and one more available day to bill.

On a client geographic basis, the top two Western and Southern Europe vertical markets were MRD and financial services, generating combined revenues of approximately $1,538 million for the year ended September 30, 2024.

3.4.2. U.S. Commercial and State Government

For the year ended September 30, 2024, revenue in the U.S. Commercial and State Government segment was $2,327.3 million, an increase of $49.3 million or 2.2% over last year. On a constant currency basis, revenue increased by $26.7 million or 1.2%. The increase in revenue was mainly due to organic growth within the government and MRD vertical markets, a recent business acquisition and one more available day to bill. This was partially offset by lower demand within the financial services and health vertical markets, the increased use of our Asia Pacific offshore delivery centers for client work, as well as lower IP license sales.

On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were financial services and government, generating combined revenues of approximately $1,515 million for the year ended September 30, 2024.

3.4.3. Canada

For the year ended September 30, 2024, revenue in the Canada segment was $2,035.0 million, a decrease of $29.7 million or 1.4% over last year. On a constant currency basis, revenue decreased by $30.3 million or 1.5%. The change in revenue was mainly due to lower demand in the communications and utilities and financial services vertical markets. This was partially offset by a recent business acquisition within the financial services vertical market.

On a client geographic basis, the top two Canada vertical markets were financial services, and communications and utilities, generating combined revenues of approximately $1,372 million for the year ended September 30, 2024.

22 — MANAGEMENT’S DISCUSSION AND ANALYSIS

3.4.4. U.S. Federal

For the year ended September 30, 2024, revenue in the U.S. Federal segment was $2,001.4 million, an increase of $66.2 million or 3.4% over last year. On a constant currency basis, revenue increased by $48.1 million or 2.5%. The increase was mainly due to organic growth in managed services engagements and a recent business acquisition.

For the year ended September 30, 2024, $1,825.7 million of revenues within the U.S. Federal segment were federal civilian based.

3.4.5. Scandinavia and Central Europe

For the year ended September 30, 2024, revenue in the Scandinavia and Central Europe segment was $1,658.2 million, an increase of $9.8 million or 0.6% over last year. On a constant currency basis, revenue decreased by $21.6 million or 1.3%. The change in revenue was mainly due to lower demand within the communications and utilities and MRD vertical markets. This was partially offset by profitable organic growth within the government vertical market, including an increase in IP-based revenue.

On a client geographic basis, the top two Scandinavia and Central Europe vertical markets were MRD and government, generating combined revenues of approximately $1,217 million for the year ended September 30, 2024.

3.4.6. U.K. and Australia

For the year ended September 30, 2024, revenue in the U.K. and Australia segment was $1,584.8 million, an increase of $129.3 million or 8.9% over last year. On a constant currency basis, revenue increased by $64.2 million or 4.4%. The increase in revenue was mainly due to organic growth across most vertical markets, predominantly within the government vertical market.

On a client geographic basis, the top two U.K. and Australia vertical markets were government and communications and utilities, generating combined revenues of $1,354 million for the year ended September 30, 2024.

3.4.7. Finland, Poland and Baltics

For the year ended September 30, 2024, revenue in the Finland, Poland and Baltics segment was $859.3 million, an increase of $30.3 million or 3.7% over last year. On a constant currency basis, revenue increased by $5.7 million or 0.7%. The increase in revenue was mainly due to organic growth across most vertical markets. This was partially offset by the successful completion of IP integration projects in the prior year within the health vertical market.

On a client geographic basis, the top two Finland, Poland and Baltics vertical markets were financial services and government, generating combined revenues of approximately $501 million for the year ended September 30, 2024.

3.4.8. Northwest and Central-East Europe

For the year ended September 30, 2024, revenue in the Northwest and Central-East Europe segment was $828.7 million, an increase of $72.8 million or 9.6% over last year. On a constant currency basis, revenue increased by $56.9 million or 7.5%. The increase in revenue was mainly due to organic growth across most vertical markets, including an increase in IP-based revenue.

On a client geographic basis, the top two Northwest and Central-East Europe vertical markets were MRD and government, generating combined revenues of approximately $540 million for the year ended September 30, 2024.

3.4.9. Asia Pacific

For the year ended September 30, 2024, revenue in the Asia Pacific segment was $956.1 million, an increase of $52.1 million or 5.8% over last year. On a constant currency basis, revenue increased by $55.3 million or 6.1%. The increase in revenue was mainly due to the continued demand for our offshore delivery centers across most commercial vertical markets, including the ramp up of a new managed services contract within the MRD vertical market.

FISCAL 2024 RESULTS — 23

3.5. OPERATING EXPENSES

For the years ended September 30,					Change
	2024	% of revenue	2023	% of revenue	$	%

In thousands of CAD except for percentages

Costs of services, selling and administrative	12,259,730	83.5%	11,982,421	83.8%	277,309	(0.3%)

Foreign exchange loss	653	—%	1,198	—%	(545)	—%

3.5.1. Costs of Services, Selling and Administrative

Costs of services include the costs of serving our clients, which mainly consist of salaries, net of tax credits, performance based compensation and other direct costs, including travel expenses. These also mainly include professional fees and other contracted labour costs, as well as hardware, software and delivery center related costs.

Costs of selling and administrative mainly include salaries, performance based compensation, office space, internal solutions, business development related costs such as travel expenses, and other administrative and management costs.

For the year ended September 30, 2024, costs of services, selling and administrative expenses amounted to $12,259.7 million, an increase of $277.3 million when compared to the same period last year. As a percentage of revenue, costs of services, selling and administrative expenses decreased to 83.5% from 83.8%.

As a percentage of revenue, costs of services increased compared to the same period last year, mainly due to higher employee medical costs and prior years adjustments for research & development (R&D) tax credits. This was partially offset by profitable organic growth within the government vertical market, including higher IP-based revenues.

As a percentage of revenue, costs of selling and administrative decreased compared to the same period last year, mainly due to savings generated from the Cost Optimization Program (see section 3.6.2. of the present document).

During the year ended September 30, 2024, the translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $197.5 million, which was offset by the favourable translation impact of $251.0 million on our revenue.

3.5.2. Foreign Exchange Loss

During the year ended September 30, 2024, CGI incurred $0.7 million of foreign exchange losses, mainly driven by the timing of payments combined with the volatility of foreign exchange rates. The Company, in addition to its natural hedges, uses derivatives as a strategy to manage its exposure, to the extent possible.

24 — MANAGEMENT’S DISCUSSION AND ANALYSIS

3.6. EARNINGS BEFORE INCOME TAXES

The following table provides a reconciliation between our earnings before income taxes, which is reported in accordance with IFRS Accounting Standards, and adjusted EBIT:

For the years ended September 30,					Change
	2024	% of revenue	2023	% of revenue	$	%

In thousands of CAD except for percentage

Earnings before income taxes	2,290,951	15.6%	2,197,913	15.4%	93,038	0.2%

Plus the following items:

Acquisition-related and integration costs	5,866	—%	53,401	0.4%	(47,535)	(0.4%)

Cost Optimization Program	91,063	0.6%	8,964	0.1%	82,099	0.5%

Net finance costs	27,889	0.2%	52,463	0.4%	(24,574)	(0.2%)

Adjusted EBIT	2,415,769	16.5%	2,312,741	16.2%	103,028	0.3%

3.6.1. Acquisition-Related and Integration Costs

During the year ended September 30, 2024, the Company incurred $5.9 million of acquisition-related and integration costs. These costs were acquisition-related costs related to professional fees of $2.4 million. Integration costs were related to costs of vacating leased premises of $0.9 million, costs of rationalizing the redundancy of employment of $0.7 million, and other integration costs towards the CGI operating model of $1.8 million.

During the year ended September 30, 2023, the Company incurred $53.4 million of integration costs. These costs were related to costs of vacating leased premises of $10.8 million, costs of rationalizing the redundancy of employment of $23.2 million, and other integration costs towards the CGI operating model of $19.4 million.

3.6.2. Cost Optimization Program

During the three months ended September 30, 2023, the Company initiated a cost optimization program (Cost Optimization Program) to accelerate actions to improve operational efficiencies, including the increased use of automation and global delivery, and to rightsize its global real estate portfolio.

As at March 31, 2024, the Company completed its Cost Optimization Program for a total cost of $100.0 million, of which $91.1 million was expensed during the year ended September 30, 2024. These amounts included costs for terminations of employment of $69.5 million and costs of vacating leased premises of $21.6 million.

For the year ended September 30, 2023, these costs were mainly related to vacating leased premises for $6.4 million and costs for terminations of employment for $2.6 million.

3.6.3. Net Finance Costs

Net finance costs mainly include interest on our long-term debt, lease liabilities and financial assets. For the year ended September 30, 2024, the net finance costs decreased by $24.6 million, mainly due to additional interest income from our financial assets and by the scheduled repayment in full in December 2023 of the unsecured committed term loan credit facility.

FISCAL 2024 RESULTS — 25

3.7. ADJUSTED EBIT BY SEGMENT

For the years ended September 30,			Change
	2024	2023	$	%

In thousands of CAD except for percentages

Western and Southern Europe	334,165	355,578	(21,413)	(6.0%)

As a percentage of segment revenue	12.9%	13.6%

U.S. Commercial and State Government	337,325	339,410	(2,085)	(0.6%)

As a percentage of segment revenue	14.5%	14.9%

Canada	463,171	477,502	(14,331)	(3.0%)

As a percentage of segment revenue	22.8%	23.1%

U.S. Federal	322,698	306,362	16,336	5.3%

As a percentage of segment revenue	16.1%	15.8%

Scandinavia and Central Europe	150,913	127,320	23,593	18.5%

As a percentage of segment revenue	9.1%	7.7%

U.K. and Australia	251,662	216,517	35,145	16.2%

As a percentage of segment revenue	15.9%	14.9%

Finland, Poland and Baltics	133,437	110,583	22,854	20.7%

As a percentage of segment revenue	15.5%	13.3%

Northwest and Central East-Europe	129,277	101,871	27,406	26.9%

As a percentage of segment revenue	15.6%	13.5%

Asia Pacific	293,121	277,598	15,523	5.6%

As a percentage of segment revenue	30.7%	30.7%

Adjusted EBIT	2,415,769	2,312,741	103,028	4.5%

Adjusted EBIT margin	16.5%	16.2%

For the year ended September 30, 2024, adjusted EBIT was $2,415.8 million, an increase of $103.0 million when compared to the last year. Adjusted EBIT margin increased to 16.5% from 16.2% when compared to last year. The increase in adjusted EBIT margin was mainly due to savings generated from the Cost Optimization Program and profitable organic growth within the government vertical market, including higher IP-based revenues. This was partially offset by higher employee medical costs and prior years adjustments for R&D tax credits.

3.7.1. Western and Southern Europe

For the year ended September 30, 2024, adjusted EBIT in the Western and Southern Europe segment was $334.2 million, a decrease of $21.4 million when compared to last year. Adjusted EBIT margin decreased to 12.9% from 13.6%. The change in adjusted EBIT margin was mainly due to prior years adjustments for R&D tax credits in France. This was partially offset by lower performance based compensation accruals and savings generated from the Cost Optimization Program.

3.7.2. U.S. Commercial and State Government

For the year ended September 30, 2024, adjusted EBIT in the U.S. Commercial and State Government segment was $337.3 million, a decrease of $2.1 million when compared to last year. Adjusted EBIT margin decreased to 14.5% from 14.9%. The change in adjusted EBIT margin was mainly due to higher employee medical costs, an impairment taken on a business solution and the impact of a favourable supplier contract settlement in the prior year. This was partially offset by profitable organic growth within most vertical markets, additional R&D tax credits and savings generated from the Cost Optimization Program.

26 — MANAGEMENT’S DISCUSSION AND ANALYSIS

3.7.3. Canada

For the year ended September 30, 2024, adjusted EBIT in the Canada segment was $463.2 million, a decrease of $14.3 million when compared to last year. Adjusted EBIT margin decreased to 22.8% from 23.1%. The change in adjusted EBIT margin was mainly due to lower utilization within the communications and utilities market and the temporary dilutive impact of a recent business acquisition within the financial services vertical market. This was partially offset by lower performance based compensation accruals and the savings generated from the Cost Optimization Program.

3.7.4. U.S. Federal

For the year ended September 30, 2024, adjusted EBIT in the U.S. Federal segment was $322.7 million, an increase of $16.3 million when compared to last year. Adjusted EBIT margin increased to 16.1% from 15.8%. The increase in adjusted EBIT margin was mainly due to savings generated from the Cost Optimization Program and additional tax credits. This was partially offset by higher employee medical costs.

3.7.5. Scandinavia and Central Europe

For the year ended September 30, 2024, adjusted EBIT in the Scandinavia and Central Europe segment was $150.9 million, an increase of $23.6 million when compared to last year. Adjusted EBIT margin increased to 9.1% from 7.7%. The increase in adjusted EBIT margin was mainly due to savings generated from the Cost Optimization Program, profitable organic growth within the government vertical market, including an increase in IP-based revenue, and lower performance based compensation accruals.

3.7.6. U.K. and Australia

For the year ended September 30, 2024, adjusted EBIT in the U.K. and Australia segment was $251.7 million, an increase of $35.1 million when compared to last year. Adjusted EBIT margin increased to 15.9% from 14.9%. The increase in adjusted EBIT margin was mainly due to profitable organic growth within the government and communication and utilities vertical markets, as well as savings generated from the Cost Optimization Program.

3.7.7. Finland, Poland and Baltics

For the year ended September 30, 2024, adjusted EBIT in the Finland, Poland and Baltics segment was $133.4 million, an increase of $22.9 million when compared to last year. Adjusted EBIT margin increased to 15.5% from 13.3%. The increase in adjusted EBIT margin was mainly due to profitable organic growth across most vertical markets, savings generated from the Cost Optimization Program and additional tax credits. This was partially offset by the successful completion of IP integration projects in the prior year within the health vertical market.

3.7.8. Northwest and Central-East Europe

For the year ended September 30, 2024, adjusted EBIT in the Northwest and Central-East Europe segment was $129.3 million, an increase of $27.4 million when compared to last year. Adjusted EBIT margin increased to 15.6% from 13.5%. The increase in adjusted EBIT margin was mainly due to profitable organic growth across most vertical markets and savings generated from the Cost Optimization Program.

3.7.9. Asia Pacific

For the year ended September 30, 2024, adjusted EBIT in the Asia Pacific segment was $293.1 million, an increase of $15.5 million when compared to last year. Adjusted EBIT margin remained stable at 30.7%.

FISCAL 2024 RESULTS — 27

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the years ended September 30,			Change
	2024	2023	$	%

In thousands of CAD except for percentage and shares data

Earnings before income taxes	2,290,951	2,197,913	93,038	4.2%

Income tax expense	598,236	566,664	31,572	5.6%

Effective tax rate	26.1%	25.8%

Net earnings	1,692,715	1,631,249	61,466	3.8%

Net earnings margin	11.5%	11.4%	0.1%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B shares (multiple voting) (basic)	228,074,108	234,041,041	(5,966,933)	(2.5%)

Class A subordinate voting shares and Class B shares (multiple voting) (diluted)	231,672,861	237,702,081	(6,029,220)	(2.5%)

Earnings per share (in dollars)

Basic	7.42	6.97	0.45	6.5%

Diluted	7.31	6.86	0.45	6.6%

3.8.1. Income Tax Expense

For the year ended September 30, 2024, income tax expense was $598.2 million compared to $566.7 million last year and our effective tax rate increased to 26.1% from 25.8% last year. When excluding tax effects from acquisition-related and integration costs and the Cost Optimization Program, the effective tax rate increased to 26.0% from 25.7%. In both cases, the increase was mainly due to a higher statutory tax rate in the U.K. and lower tax-exempt R&D credits, partially offset by the change in profitability mix in certain geographies.

The table in section 3.8.3. shows the year-over-year comparison of the tax rate with the impact of specific items removed. Based on the enacted rates at the end of Fiscal 2024 and our current profitability mix, we expect our effective tax rate before specific items to be in the range of 25.5% to 26.5% in subsequent periods.

3.8.2. Weighted Average Number of Shares Outstanding

For Fiscal 2024, CGI’s basic and diluted weighted average number of shares outstanding decreased compared to Fiscal 2023 due to the impact of the purchase for cancellation of Class A Shares, partially offset by the exercise of stock options. The table in section 3.8.3. shows the year-over-year comparison of the weighted average number of shares outstanding. See notes 19, 20 and 21 of our audited consolidated financial statements for additional information.

28 — MANAGEMENT’S DISCUSSION AND ANALYSIS

3.8.3. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items, namely acquisition-related and integration costs and the Cost Optimization Program.

For the years ended September 30,			Change
	2024	2023	$	%

In thousands of CAD except for percentages and shares data

Earnings before income taxes	2,290,951	2,197,913	93,038	4.2%

Add back:

Acquisition-related and integration costs	5,866	53,401	(47,535)	(89.0%)

Cost Optimization Program	91,063	8,964	82,099	915.9%

Earnings before income taxes excluding specific items	2,387,880	2,260,278	127,602	5.6%

Income tax expense	598,236	566,664	31,572	5.6%

Effective tax rate	26.1%	25.8%

Add back:

Tax deduction on acquisition-related and integration costs	763	11,336	(10,573)	(93.3%)

Impact on effective tax rate	—%	(0.1%)

Tax deduction on Cost Optimization Program	22,956	2,240	20,716	924.8%

Impact on effective tax rate	(0.1%)	—%

Income tax expense excluding specific items	621,955	580,240	41,715	7.2%

Effective tax rate excluding specific items	26.0%	25.7%

Net earnings excluding specific items	1,765,925	1,680,038	85,887	5.1%

Net earnings margin excluding specific items	12.0%	11.8%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B shares (multiple voting) (basic)	228,074,108	234,041,041	(5,966,933)	(2.5%)

Class A subordinate voting shares and Class B shares (multiple voting) (diluted)	231,672,861	237,702,081	(6,029,220)	(2.5%)

Earnings per share excluding specific items (in dollars)

Basic	7.74	7.18	0.56	7.8%

Diluted	7.62	7.07	0.55	7.8%

FISCAL 2024 RESULTS — 29

4.  Liquidity

4.1. CONSOLIDATED STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of cash flow from operations, drawing on our unsecured committed revolving credit facility, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2024, cash and cash equivalents were $1,461.1 million. Cash included in funds held for clients was $233.6 million. The following table provides a summary of the generation and use of cash and cash equivalents for the years ended September 30, 2024 and 2023.

For the years ended September 30,	2024	2023	Change

In thousands of CAD

Cash provided by operating activities	2,204,983	2,112,249	92,734

Cash used in investing activities	(775,384)	(561,858)	(213,526)

Cash used in financing activities	(1,607,657)	(1,192,376)	(415,281)

Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients	34,704	8,884	25,820

Net (decrease) increase in cash, cash equivalents and cash included in funds held for clients	(143,354)	366,899	(510,253)

30 — MANAGEMENT’S DISCUSSION AND ANALYSIS

4.1.1. Cash Provided by Operating Activities

For the year ended September 30, 2024, cash provided by operating activities was $2,205.0 million or 15.0% of revenue compared to $2,112.2 million or 14.8% of revenue for the same period last year.

For the year ended September 30, 2024, the cash provided by operating activities was mainly generated by earnings before amortization, depreciation and impairment and an improvement in our DSO. This was partially offset by the timing of tax instalment payments.

The following table provides a summary of the generation and use of cash from operating activities:

For the years ended September 30,	2024	2023	Change

In thousands of CAD

Net earnings	1,692,715	1,631,249	61,466

Amortization, depreciation and impairment	536,859	519,648	17,211

Deferred income tax recovery	(146,100)	(109,496)	(36,604)

Other adjustments[1]	56,513	54,383	2,130

Cash flow from operating activities before net change in non-cash working capital items and others	2,139,987	2,095,784	44,203

Net change in non-cash working capital items and others:

Accounts receivable, work in progress and deferred revenue	147,781	91,115	56,666

Accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, provisions and long-term liabilities	27,408	(179,052)	206,460

Income taxes	(98,207)	105,577	(203,784)

Others[2]	(11,986)	(1,175)	(10,811)

Net change in non-cash working capital items and others	64,996	16,465	48,531

Cash provided by operating activities	2,204,983	2,112,249	92,734

[1]	Comprised of foreign exchange gain, share-based payment costs and gain on sale of property, plant and equipment and on lease terminations.
[2]	Comprised of prepaid expenses and other assets, long-term financial assets (excluding long-term receivables), derivative financial instruments and retirement benefits obligations.

The increase of $92.7 million from our cash provided by operating activities was mostly due to the timing of supplier payments, the earnings before amortization, depreciation and impairment and client collections. This was partially offset by the timing of tax instalment payments.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

FISCAL 2024 RESULTS — 31

4.1.2. Cash Used in Investing Activities

For the year ended September 30, 2024, $775.4 million were used in investing activities while $561.9 million were used over last year.

The following table provides a summary of the use of cash from investing activities:

For the years ended September 30,	2024	2023	Change

In thousands of CAD

Business acquisitions (net of cash acquired)	(380,313)	(13,039)	(367,274)

Loan receivable	7,508	(15,846)	23,354

Purchase of property, plant and equipment	(109,733)	(159,769)	50,036

Proceeds from sale of property, plant and equipment	5,732	—	5,732

Additions to contract costs	(97,059)	(102,082)	5,023

Additions to intangible assets	(153,907)	(147,200)	(6,707)

Net change in short-term and long-term investments	(47,612)	(123,922)	76,310

Cash used in investing activities	(775,384)	(561,858)	(213,526)

The increase of $213.5 million in cash used in investing activities during the year ended September 30, 2024 was mainly due to recent business acquisitions. This was partially offset by the net impact of proceeds and purchases of our funds held for clients’ investments, decreased investments in computer equipment and a loan receivable from the prior year.

32 — MANAGEMENT’S DISCUSSION AND ANALYSIS

4.1.3. Cash Used in Financing Activities

For the year ended September 30, 2024, $1,607.7 million were used in financing activities while $1,192.4 million were used over last year.

The following table provides a summary of the use of cash from financing activities:

For the years ended September 30,	2024	2023	Change

In thousands of CAD

Increase of long-term debt	747,073	948	746,125

Repayment of long-term debt	(1,154,878)	(79,150)	(1,075,728)

Settlement of derivative financial instruments	38,943	2,921	36,022

Payment of lease liabilities	(146,762)	(161,211)	14,449

Repayment of debt assumed from business acquisitions	(162,146)	(56,994)	(105,152)

Purchase for cancellation of Class A subordinate voting shares	(934,765)	(788,020)	(146,745)

Issuance of Class A subordinate voting shares	76,523	88,316	(11,793)

Purchase of Class A subordinate voting shares held in trusts	(66,847)	(74,455)	7,608

Withholding taxes remitted on the net settlement of performance share units	(15,407)	(13,879)	(1,528)

Net change in clients’ funds obligations	10,609	(110,852)	121,461

Cash used in financing activities	(1,607,657)	(1,192,376)	(415,281)

The increase of $415.3 million in cash used in financing activities during the year ended September 30, 2024 was mainly driven by the scheduled repayments in full of the unsecured committed term loan credit facility in the amount of $670.4 million (US$500.0 million) and the senior unsecured notes in the amount of $475.8 million (US$350.0 million), by an increase in the settlement of Class A Shares purchased for cancellation and by the repayment of debt assumed from business acquisitions. This was partially offset by the issuance of senior unsecured notes for an amount of $747.1 million (see section 2.4. of the present document) and by the net change in clients’ funds obligations.

4.1.4. Effect of Foreign Exchange Rate Changes on Cash, Cash Equivalents and Cash Included in Funds Held for Clients

For the year ended September 30, 2024, the effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients had a favourable impact of $34.7 million. This amount had no effect on net earnings as it was recorded in other comprehensive income.

FISCAL 2024 RESULTS — 33

4.2. CAPITAL RESOURCES

As at September 30, 2024	Available

In thousands of CAD

Cash and cash equivalents	1,461,145

Short-term investments	3,279

Long-term investments	24,209

Unsecured committed revolving credit facility[1]	1,496,355

Total[2]	2,984,988

[1]	As at September 30, 2024, letters of credit in the amount of $3.6 million were outstanding against the $1.5 billion unsecured committed revolving credit facility.
[2]	Excludes cash, term deposits and long-term bonds included in funds held for clients for $233.6 million, $50.0 million and $223.2 million, respectively.

As at September 30, 2024, cash and cash equivalents and investments represented $1,488.6 million.

Short-term and long-term investments include corporate bonds with maturities ranging from 91 days to five years, with a credit rating of A- or higher.

As at September 30, 2024, the aggregate amount of the capital resources available to the Company was $2,985.0 million.

As at September 30, 2024, the Company was in compliance with all of its restrictive covenants contained in its senior unsecured notes and its restrictive covenants and ratios contained in its unsecured committed revolving credit facility.

As at September 30, 2024, CGI was showing a positive working capital (total current assets minus total current liabilities) of $1,268.2 million. The Company also had $1,496.4 million available under its unsecured committed revolving credit facility and is generating a significant level of cash, which CGI’s management currently considers will allow the Company to fund its operations while maintaining adequate levels of liquidity.

The tax implications and impact related to the repatriation of cash will not materially affect the Company’s liquidity.

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations which have various expiration dates, primarily related to long-term debt and the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements.

Commitment type	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

In thousands of CAD

Long-term debt	2,703,694	999	1,111,677	1,050,167	540,851

Estimated interest on long-term debt net of swaps	229,584	51,641	93,663	59,399	24,881

Lease liabilities	620,095	150,252	223,428	150,460	95,955

Estimated interest on lease liabilities	77,203	22,809	31,047	15,866	7,481

Long-term service agreements	398,220	191,651	164,068	42,501	—

Total[1]	4,028,796	417,352	1,623,883	1,318,393	669,168

[1]	Excludes clients’ funds obligations for an amount of $504.5 million payable in less than 1 year.

4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

We use various financial instruments to help us manage our exposure to fluctuations of foreign currency exchange rates and interest rates. See note 32 of our audited consolidated financial statements for additional information on our financial instruments and hedging transactions.

34 — MANAGEMENT’S DISCUSSION AND ANALYSIS

4.5. SELECTED MEASURES OF CAPITAL RESOURCES AND LIQUIDITY

As at September 30,	2024	2023

In thousands of CAD except for percentages

Reconciliation between long-term debt and lease liabilities[1] and net debt:

Long-term debt and lease liabilities[1]	3,308,403	3,742,284

Minus the following items:

Cash and cash equivalents	1,461,145	1,568,291

Short-term investments	3,279	7,332

Long-term investments	24,209	17,113

Fair value of foreign currency derivative financial instruments related to debt	—	14,904

Net debt	1,819,770	2,134,644

Net debt to capitalization ratio	16.2%	20.4%

Return on invested capital	16.0%	16.0%

Days sales outstanding	41	44

[1]

As at September 30, 2024, long-term debt and lease liabilities were $2,688.3 million ($3,100.3 million as at September 30, 2023) and $620.1 million ($642.0 million as at September 30, 2023), respectively, including their current portions.

During the year ended September 30, 2024, our long-term debt and lease liabilities decreased by $433.9 million mainly driven by the scheduled repayment in full of the unsecured committed term loan credit facility for an amount of $670.4 million (US$500.0 million) and the scheduled repayment of the senior unsecured notes for an amount of $475.8 million (US$350.0 million) partially offset by the issuance of senior unsecured notes for an amount of $747.1 million (see section 2.4. of the present document).

On October 30, 2024, the unsecured committed revolving credit facility was extended by one year to October 2029 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants.

We use the net debt to capitalization ratio as an indication of our financial leverage in order to realize our Build and Buy strategy (see section 1.2. of the present document for additional information on our Build and Buy strategy). The net debt to capitalization ratio decreased to 16.2% in Fiscal 2024 from 20.4% in Fiscal 2023 mostly due to our cash generation, partially offset by the repurchase of shares and business acquisitions during the last four quarters.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital ratio remained stable at 16.0% in Fiscal 2024 when compared to the same period last year.

DSO decreased to 41 days at the end of Fiscal 2024 when compared to 44 days in Fiscal 2023. The decrease was mainly due to improved collections.

FISCAL 2024 RESULTS — 35

4.6. GUARANTEES

In the normal course of operations, we may enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.

In connection with sales of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches in our contractual obligations, including representations and warranties, intellectual property right infringement claims and litigation against counterparties, among others.

While some of the agreements specify a maximum potential exposure, others do not specify a maximum amount or a maturity date or survival period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of guarantee or indemnification as at September 30, 2024. The Company does not expect to incur any potential payment in connection with these guarantees that could have a material adverse effect on its audited consolidated financial statements.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once we are awarded the bid. We would also be liable for the performance bonds in the event of a default in the performance of our obligations. As at September 30, 2024, we had committed a total of $49.4 million for these bonds. We have complied with our performance obligations under all service contracts for which there was a bid or performance bond in all material respects, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

4.7. CAPABILITY TO DELIVER RESULTS

CGI’s management believes that the Company has sufficient capital resources to support ongoing business operations and execute our Build and Buy growth strategy. Our principal and most accretive uses of cash are: to invest in our business (procuring new large managed IT and business process services contracts and developing business and IP solutions); to pursue accretive acquisitions; to purchase for cancellation Class A Shares and pay down debt. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in Fiscal 2025.

To successfully implement the Company’s strategy, CGI relies on a strong leadership team, supported by highly knowledgeable consultants and professionals with relevant relationships and significant experience in both IT and our targeted industries. CGI fosters leadership development through the CGI Leadership Institute ensuring continuity and knowledge transfer across the organization. For key positions, a detailed succession plan is established and revised frequently.

As a Company built on human capital, the knowledge of our consultants and professionals are critical to delivering quality service to our clients. Our human resources program allows us to attract and retain the best talent as it provides competitive compensation and benefits, a favourable working environment, training programs and career development opportunities. Employee satisfaction is monitored annually through a Company-wide survey. In addition, a majority of our professionals are owners of CGI through our Share Purchase Plan, which, along with our Profit Participation Plan, allows them to share in the Company’s success, further aligning stakeholder interests.

In addition to capital resources and talent, CGI has established the Management Foundation, which encompasses governance policies, organizational models and sophisticated management frameworks for our business units and corporate processes. This robust governance model provides a common business language for managing all operations consistently across the globe, driving a focus on continuous improvement. CGI’s operations maintain appropriate certifications in accordance with service requirements such as ISO and CMMI certification programs.

36 — MANAGEMENT’S DISCUSSION AND ANALYSIS

5.  Fourth Quarter Results

5.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the quarter ended September 30, 2024 were $3,822.6 billion representing a book-to-bill ratio of 104.4%. The breakdown of the new bookings signed during the quarter is as follows:

Extensions, renewals and add-ons	67%	Managed IT and business process services	65%	Scandinavia and Central Europe	22%	MRD	34%
New business	33%	Business and strategic IT consulting and systems integration services	35%	Canada	19%	Government	31%
				Western and Southern Europe	15%	Financial Services	22%
				U.S. Federal	13%	Communications and utilities	9%
				U.K. and Australia	12%	Health	4%
				U.S. Commercial and State Government	10%
				Northwest and Central-East Europe	5%
				Finland, Poland and Baltics	4%

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the three months ended September 30, 2024	Bookings for the year ended September 30, 2024	Book-to-bill ratio for the year ended September 30, 2024

Total CGI	3,822,615	16,044,075	109.3%

Scandinavia and Central Europe	861,475	2,068,257	117.5%

Canada	711,206	2,277,135	102.9%

Western and Southern Europe	571,014	2,925,526	114.8%

U.S. Federal	498,983	2,279,672	113.4%

U.K. and Australia	448,692	2,053,642	114.5%

U.S. Commercial and State Government	378,950	2,565,279	99.8%

Northwest and Central-East Europe	203,866	873,011	100.6%

Finland, Poland and Baltics	148,429	1,001,553	109.8%

FISCAL 2024 RESULTS — 37

5.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS Accounting Standards, we measure assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Closing foreign exchange rates

As at September 30,	2024	2023	Change

U.S. dollar	1.3515	1.3538	(0.2%)

Euro	1.5064	1.4327	5.1%

Indian rupee	0.0161	0.0162	(0.6%)

British pound	1.8111	1.6530	9.6%

Swedish krona	0.1333	0.1243	7.2%

Average foreign exchange rates

For the three months ended September 30,	2024	2023	Change

U.S. dollar	1.3643	1.3412	1.7%

Euro	1.4983	1.4593	2.7%

Indian rupee	0.0163	0.0162	0.6%

British pound	1.7732	1.6979	4.4%

Swedish krona	0.1309	0.1241	5.5%

38 — MANAGEMENT’S DISCUSSION AND ANALYSIS

5.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the quarter ended September 30, 2024:

Managed IT and Business Process Services Business and strategic IT consulting and systems integration services	56% 44%	U.S. Canada France U.K. Germany Finland Sweden Rest of the world	32 15 15 12 7 6 4 9	% % % % % % % %	Government Financial Services MRD Communications and utilities Health	38 22 21 13 6	% % % % %

5.3.1. Client Concentration

IFRS Accounting Standards guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 14.2% of our revenue for Q4 2024 as compared to 14.0% for Q4 2023.

FISCAL 2024 RESULTS — 39

5.4. REVENUE BY SEGMENT

Our segments are reported based on where the client’s work is delivered from within our geographic delivery model.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment before eliminations, separately showing the impacts of foreign currency exchange rate variations between Q4 2024 and Q4 2023. The Q4 2023 revenues by segment were recorded reflecting the actual foreign exchange rates for the respective period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rates.

For the three months ended September 30,			Change
	2024	2023	$	%

In thousands of CAD except for percentages

Total CGI revenue	3,660,391	3,507,336	153,055	4.4%

Constant currency revenue growth	2.0%

Foreign currency impact	2.4%

Variation over previous period	4.4%

Western and Southern Europe

Revenue prior to foreign currency impact	603,646	606,528	(2,882)	(0.5%)

Foreign currency impact	17,198

Western and Southern Europe revenue	620,844	606,528	14,316	2.4%

U.S. Commercial and State Government

Revenue prior to foreign currency impact	568,506	567,267	1,239	0.2%

Foreign currency impact	9,806

U.S. Commercial and State Government revenue	578,312	567,267	11,045	1.9%

Canada

Revenue prior to foreign currency impact	512,107	509,351	2,756	0.5%

Foreign currency impact	217

Canada revenue	512,324	509,351	2,973	0.6%

U.S. Federal

Revenue prior to foreign currency impact	514,100	489,813	24,287	5.0%

Foreign currency impact	8,728

U.S. Federal revenue	522,828	489,813	33,015	6.7%

Scandinavia and Central Europe

Revenue prior to foreign currency impact	378,888	391,606	(12,718)	(3.2%)

Foreign currency impact	14,239

Scandinavia and Central Europe revenue	393,127	391,606	1,521	0.4%

U.K. and Australia

Revenue prior to foreign currency impact	402,657	375,740	26,917	7.2%

Foreign currency impact	18,667

U.K. and Australia revenue	421,324	375,740	45,584	12.1%

Finland, Poland and Baltics

Revenue prior to foreign currency impact	196,729	193,802	2,927	1.5%

Foreign currency impact	6,403

Finland, Poland and Baltics revenue	203,132	193,802	9,330	4.8%

40 — MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended September 30,			Change
	2024	2023	$	%

In thousands of CAD except for percentages

Northwest and Central-East Europe

Revenue prior to foreign currency impact	201,162	187,101	14,061	7.5%

Foreign currency impact	4,422

Northwest and Central-East Europe revenue	205,584	187,101	18,483	9.9%

Asia Pacific

Revenue prior to foreign currency impact	245,927	231,654	14,273	6.2%

Foreign currency impact	1,096

Asia Pacific revenue	247,023	231,654	15,369	6.6%

Eliminations	(44,107)	(45,526)	1,419	(3.1%)

For the three months ended September 30, 2024, revenue was $3,660.4 million, an increase of $153.1 million or 4.4% over the same period last year. On a constant currency basis, revenue increased by $70.9 million or 2.0%. The increase in revenue was mainly due to recent business acquisitions, one more available day to bill and organic growth within the government vertical market. This was partially offset by lower demand within the financial services and communication and utilities vertical markets.

5.4.1. Western and Southern Europe

Revenue in the Western and Southern Europe segment was $620.8 million in Q4 2024, an increase of $14.3 million or 2.4% over the same period last year. On a constant currency basis, revenue decreased by $2.9 million or 0.5%. The change in revenue was mainly due to lower demand within the MRD vertical market and in business consulting services, mainly within the financial services vertical market. This was partially offset by two more available days to bill.

On a client geographic basis, the top two Western and Southern Europe vertical markets were MRD and financial services, generating combined revenues of approximately $360 million for the three months ended September 30, 2024.

5.4.2. U.S. Commercial and State Government

Revenue in the U.S. Commercial and State Government segment was $578.3 million in Q4 2024, an increase of $11.0 million or 1.9% over the same period last year. On a constant currency basis, revenue increased by $1.2 million or 0.2%. The increase in revenue was mainly due to a recent business acquisition, organic growth within the MRD and government vertical markets and one more available day to bill. This was partially offset by lower demand within the financial services and health vertical markets, the increased use of our Asia Pacific offshore delivery centers for client work, as well as lower IP license sales.

On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were financial services and government, generating combined revenues of approximately $392 million for the three months ended September 30, 2024.

5.4.3. Canada

Revenue in the Canada segment was $512.3 million in Q4 2024, an increase of $3.0 million or 0.6% over the same period last year. On a constant currency basis, revenue increased by $2.8 million or 0.5%. The increase in revenue was mainly due to a recent business acquisition within the financial services vertical market. This was partially offset by lower demand in the communications and utilities vertical market.

On a client geographic basis, the top two Canada vertical markets were financial services and communications and utilities, generating combined revenues of approximately $359 million for the three months ended September 30, 2024.

FISCAL 2024 RESULTS — 41

5.4.4. U.S. Federal

Revenue in the U.S. Federal segment was $522.8 million in Q4 2024, an increase of $33.0 million or 6.7% over the same period last year. On a constant currency basis, revenue increased by $24.3 million or 5.0%. The increase in revenue was mainly due to a recent business acquisition, higher transaction volumes related to our IP business process services and one more available day to bill.

For the three months ended September 30, 2024, $474.5 million of revenues within the U.S. Federal segment were federal civilian based.

5.4.5. Scandinavia and Central Europe

Revenue in the Scandinavia and Central Europe segment was $393.1 million in Q4 2024, an increase of $1.5 million or 0.4% over the same period last year. On a constant currency basis, revenue decreased by $12.7 million or 3.2%. The change in revenue was mainly due to lower demand within the government and MRD vertical markets. This was partially offset by adjustments of cost to complete on certain projects in the prior year and one more available day to bill.

On a client geographic basis, the top two Scandinavia and Central Europe vertical markets were MRD and government, generating combined revenues of approximately $289 million for the three months ended September 30, 2024.

5.4.6. U.K. and Australia

Revenue in the U.K. and Australia segment was $421.3 million in Q4 2024, an increase of $45.6 million or 12.1% over the same period last year. On a constant currency basis, revenue increased by $26.9 million or 7.2%. The increase in revenue was mainly due to organic growth within the government vertical market, including an increase in project related equipment sales, as well as one more available day to bill.

On a client geographic basis, the top two U.K. and Australia vertical markets were government and communications and utilities, generating combined revenues of approximately $356 million for the three months ended September 30, 2024.

5.4.7. Finland, Poland and Baltics

Revenue in the Finland, Poland and Baltics segment was $203.1 million in Q4 2024, an increase of $9.3 million or 4.8% over the same period last year. On a constant currency basis, revenue increased by $2.9 million or 1.5%. The increase in revenue was mainly due to organic growth within the MRD vertical market and one more available day to bill. This was partially offset by lower demand within the health vertical market.

On a client geographic basis, the top two Finland, Poland and Baltics vertical markets were financial services and government, generating combined revenues of approximately $119 million for the three months ended September 30, 2024.

5.4.8. Northwest and Central-East Europe

Revenue in the Northwest and Central-East Europe segment was $205.6 million in Q4 2024, an increase of $18.5 million or 9.9% over the same period last year. On a constant currency basis, revenue increased by $14.1 million or 7.5%. The increase in revenue was mainly due to organic growth across most vertical markets, including an increase in IP-based revenue, and one more available day to bill.

On a client geographic basis, the top two Northwest and Central-East Europe vertical markets were MRD and government, generating combined revenues of approximately $133 million for the three months ended September 30, 2024.

5.4.9. Asia Pacific

Revenue in the Asia Pacific segment was $247.0 million in Q4 2024, an increase of $15.4 million or 6.6% over the same period last year. On a constant currency basis, revenue increased by $14.3 million or 6.2%. The increase in revenue was mainly due to the continued demand for our offshore delivery centers within our financial services and MRD vertical markets, as well as two more available days to bill.

42 — MANAGEMENT’S DISCUSSION AND ANALYSIS

5.5. ADJUSTED EBIT BY SEGMENT

For the three months ended September 30,			Change
	2024	2023	$	%

In thousands of CAD except for percentages

Western and Southern Europe	65,109	78,068	(12,959)	(16.6%)

As a percentage of segment revenue	10.5%	12.9%

U.S. Commercial and State Government	93,115	94,628	(1,513)	(1.6%)

As a percentage of segment revenue	16.1%	16.7%

Canada	110,871	127,385	(16,514)	(13.0%)

As a percentage of segment revenue	21.6%	25.0%

U.S. Federal	94,038	74,227	19,811	26.7%

As a percentage of segment revenue	18.0%	15.2%

Scandinavia and Central Europe	35,740	20,686	15,054	72.8%

As a percentage of segment revenue	9.1%	5.3%

U.K. and Australia	62,321	60,638	1,683	2.8%

As a percentage of segment revenue	14.8%	16.1%

Finland, Poland and Baltics	38,662	27,383	11,279	41.2%

As a percentage of segment revenue	19.0%	14.1%

Northwest and Central-East Europe	31,234	26,471	4,763	18.0%

As a percentage of segment revenue	15.2%	14.1%

Asia Pacific	69,159	63,553	5,606	8.8%

As a percentage of segment revenue	28.0%	27.4%

Adjusted EBIT	600,249	573,039	27,210	4.7%

Adjusted EBIT margin	16.4%	16.3%

Adjusted EBIT for the three months ended September 30, 2024 was $600.2 million, an increase of $27.2 million from Q4 2023. Adjusted EBIT margin increased to 16.4% from 16.3% when compared to last year. The increase was mainly due to one more available day to bill, savings generated from the Cost Optimization Program and adjustments of cost to complete on certain projects in the prior year within the Scandinavia and Central Europe segment. This was partially offset by the impact of lower utilization within the financial services and communication and utilities vertical markets, as well as prior years adjustments for R&D tax credits.

5.5.1. Western and Southern Europe

Adjusted EBIT in the Western and Southern Europe segment was $65.1 million in Q4 2024, a decrease of $13.0 million when compared to Q4 2023. Adjusted EBIT margin decreased to 10.5% from 12.9% in Q4 2023. The change in adjusted EBIT margin was mainly due to prior years adjustments for R&D tax credits in France. This was partially offset by two more available days to bill and savings generated from the Cost Optimization Program.

5.5.2. U.S. Commercial and State Government

Adjusted EBIT in the U.S. Commercial and State Government segment was $93.1 million in Q4 2024, a decrease of $1.5 million when compared to Q4 2023. Adjusted EBIT margin decreased to 16.1% from 16.7% in Q4 2023. The change in adjusted EBIT margin was mainly due to lower IP license sales, the impact of lower utilization within the financial services and an adjustment due to the reevaluation of cost to complete on a project. This was partially offset by additional R&D tax credits and savings generated from the Cost Optimization Program.

FISCAL 2024 RESULTS — 43

5.5.3. Canada

Adjusted EBIT in the Canada segment was $110.9 million in Q4 2024, a decrease of $16.5 million when compared to Q4 2023. Adjusted EBIT margin decreased to 21.6% from 25.0% in Q4 2023. The change in adjusted EBIT margin was mainly due to lower utilization within the communications and utilities and the financial services vertical markets, as well as the temporary dilutive impact of a recent business acquisition within the financial services vertical market. This was partially offset by lower performance based compensation accruals and savings generated from the Cost Optimization Program.

5.5.4. U.S. Federal

Adjusted EBIT in the U.S. Federal segment was $94.0 million in Q4 2024, an increase of $19.8 million when compared to Q4 2023. Adjusted EBIT margin increased to 18.0% from 15.2% in Q4 2023. The increase in adjusted EBIT margin was mainly due to the higher transaction volumes related to our IP business process services, additional R&D tax credits and savings generated from the Cost Optimization Program. This was partially offset by higher performance based compensation accruals and the temporary dilutive impact of a recent business acquisition.

5.5.5. Scandinavia and Central Europe

Adjusted EBIT in the Scandinavia and Central Europe segment was $35.7 million in Q4 2024, an increase of $15.1 million when compared to Q4 2023. Adjusted EBIT margin increased to 9.1% from 5.3% in Q4 2023. The increase in adjusted EBIT margin was mainly due to adjustments of cost to complete on certain projects in the prior year, one more available day to bill, savings generated from the Cost Optimization program, as well as lower performance based compensation accrual. This was partially offset by lower utilization within the MRD and government vertical markets.

5.5.6. U.K. and Australia

Adjusted EBIT in the U.K. and Australia segment was $62.3 million in Q4 2024, an increase of $1.7 million when compared to Q4 2023. Adjusted EBIT margin decreased to 14.8% from 16.1% in Q4 2023. The change in adjusted EBIT margin was mainly due to higher performance based compensation accruals, lower IP license sales, as well as project related equipment sales within the government vertical market. This was partially offset by additional R&D tax credits, one more available day to bill and savings generated from the Cost Optimization Program.

5.5.7. Finland, Poland and Baltics

Adjusted EBIT in the Finland, Poland and Baltics segment was $38.7 million in Q4 2024, an increase of $11.3 million when compared to Q4 2023. Adjusted EBIT margin increased to 19.0% from 14.1% in Q4 2023. The increase in adjusted EBIT margin was mainly due to additional R&D tax credits, savings generated from the Cost Optimization Program, one more available day to bill and profitable growth within the government and MRD vertical markets.

5.5.8. Northwest and Central-East Europe

Adjusted EBIT in the Northwest and Central-East Europe segment was $31.2 million in Q4 2024, an increase of $4.8 million when compared to Q4 2023. Adjusted EBIT margin increased to 15.2% from 14.1% in Q4 2023. The increase in adjusted EBIT was mainly due to one more available day to bill, profitable organic growth across most vertical markets and savings generated from the Cost Optimization Program.

5.5.9. Asia Pacific

Adjusted EBIT in the Asia Pacific segment was $69.2 million in Q4 2024, an increase of $5.6 million when compared to Q4 2023. Adjusted EBIT margin increased to 28.0% from 27.4% in Q4 2023. The increase in adjusted EBIT margin was mainly due to two more available days to bill.

44 — MANAGEMENT’S DISCUSSION AND ANALYSIS

5.6. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the three months ended September 30,			Change
	2024	2023	$	%

In thousands of CAD except for percentage and shares data

Adjusted EBIT	600,249	573,039	27,210	4.7%

Minus the following items:

Acquisition-related and integration costs	3,443	—	3,443	—%

Cost Optimization Program	—	8,964	(8,964)	—%

Net finance costs	4,394	6,148	(1,754)	(28.5%)

Earnings before income taxes	592,412	557,927	34,485	6.2%

Income tax expense	156,489	143,451	13,038	9.1%

Effective tax rate	26.4%	25.7%

Net earnings	435,923	414,476	21,447	5.2%

Net earnings margin	11.9%	11.8%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B shares (multiple voting) (basic)	225,247,324	231,931,083	(6,683,759)	(2.9%)

Class A subordinate voting shares and Class B shares ( multiple voting) (diluted)	228,777,092	235,703,369	(6,926,277)	(2.9%)

Earnings per share (in dollars)

Basic	1.94	1.79	0.15	8.4%

Diluted	1.91	1.76	0.15	8.5%

For the three months ended September 30, 2024, the income tax expense was $156.5 million compared to $143.5 million over the same period last year, while our effective tax rate increased to 26.4% from 25.7%. The increase was mainly due to a higher statutory tax rate in the U.K. and lower tax-exempt R&D credits, partially offset by the change in profitability mix in certain geographies.

For Q4 2024, CGI’s basic and diluted weighted average number of shares outstanding decreased compared to Q4 2023 due to the impact of the purchase for cancellation of Class A Shares during the year. This was partially offset by the exercise of stock options during the year.

FISCAL 2024 RESULTS — 45

5.6.1. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items, namely acquisition-related and integration costs and the Cost Optimization Program:

For the three months ended September 30,			Change
	2024	2023	$	%
In thousands of CAD except for percentage and shares data

Earnings before income taxes	592,412	557,927	34,485	6.2%

Add back:

Acquisition-related and integration costs	3,443	—	3,443	—%

Cost Optimization Program	—	8,964	(8,964)	(100.0%)

Earnings before income taxes excluding specific items	595,855	566,891	28,964	5.1%

Income tax expense	156,489	143,451	13,038	9.1%

Effective tax rate	26.4%	25.7%

Add back:

Tax deduction on acquisition-related and integration costs	279	—	279	—%

Impact on effective tax rate	(0.1%)	—%

Tax deduction on Cost Optimization Program	—	2,240	(2,240)	(100.0%)

Impact on effective tax rate	—%	—%

Income tax expense excluding specific items	156,768	145,691	11,077	7.6%

Effective tax rate excluding specific items	26.3%	25.7%

Net earnings excluding specific items	439,087	421,200	17,887	4.2%

Net earnings margin excluding specific items	12.0%	12.0%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B shares (multiple voting) (basic)	225,247,324	231,931,083		(2.9%)

Class A subordinate voting shares and Class B shares (multiple voting) (diluted)	228,777,092	235,703,369		(2.9%)

Earnings per share excluding specific items (in dollars)

Basic	1.95	1.82	0.13	7.1%

Diluted	1.92	1.79	0.13	7.3%

46 — MANAGEMENT’S DISCUSSION AND ANALYSIS

5.7. CONSOLIDATED STATEMENTS OF CASH FLOWS

As at September 30, 2024, cash and cash equivalents were $1,461.1 million. Cash included in funds held for clients was $233.6 million. The following table provides a summary of the generation and use of cash and cash equivalents for the quarters ended September 30, 2024 and 2023.

For the three months ended September 30,	2024	2023	Change
In thousands of CAD

Cash provided by operating activities	629,061	628,734	327

Cash used in investing activities	(565,189)	(93,002)	(472,187)

Cash provided by (used in) financing activities	31,588	(603,611)	635,199

Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients	10,696	111	10,585

Net increase (decrease) in cash, cash equivalents and cash included in funds held for clients	106,156	(67,768)	173,924

5.7.1. Cash Provided by Operating Activities

For Q4 2024, cash provided by operating activities was $629.1 million or 17.2% of revenue compared to $628.7 million or 17.9% of revenue for the same period last year.

The cash provided by operating activities during the three months ended September 30, 2024 was mainly generated by earnings before amortization, depreciation and impairment and by the timing of client collections, partially offset by timing of tax installments.

The following table provides a summary of the generation and use of cash from operating activities:

For the three months ended September 30,	2024	2023	Change
In thousands of CAD

Net earnings	435,923	414,476	21,447

Amortization, depreciation and impairment	123,050	138,097	(15,047)

Deferred income tax recovery	(57,023)	(16,993)	(40,030)

Other adjustments[1]	12,445	12,251	194

Cash flow from operating activities before net change in non-cash working capital items and others	514,395	547,831	(33,436)

Net change in non-cash working capital items and others:

Accounts receivable, work in progress and deferred revenue	108,625	138,603	(29,978)

Accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, provisions and long-term liabilities	21,381	(1,956)	23,337

Income taxes	(27,761)	(60,282)	32,521

Others[2]	12,421	4,538	7,883

Net change in non-cash working capital items and others	114,666	80,903	33,763

Cash provided by operating activities	629,061	628,734	327

[1]	Comprised of foreign exchange gain, share-based payment costs and gain on sale of property, plant and equipment and on lease terminations.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets (excluding long-term receivables), derivative financial instruments and retirement benefits obligations.

For the three months ended September 30, 2024, the increase of $0.3 million from our cash provided by operating activities was mostly due to timing of supplier payments and earnings before amortization, depreciation and impairment, partially offset by the timing of tax installment payments.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

FISCAL 2024 RESULTS — 47

5.7.2. Cash Used in Investing Activities

For Q4 2024, $565.2 million were used in investing activities while $93.0 million were used in the prior year.

The following table provides a summary of the generation and use of cash from investing activities:

For the three months ended September 30,	2024	2023	Change
In thousands of CAD

Business acquisitions (net of cash acquired)	(330,158)	—	(330,158)

Loan receivable	1,988	1,754	234

Purchase of property, plant and equipment	(23,385)	(34,455)	11,070

Proceeds from sale of property, plant and equipment	5,732	—	5,732

Additions to contract costs	(25,194)	(24,585)	(609)

Additions to intangible assets	(33,057)	(47,965)	14,908

Net change in short-term and long-term investments	(161,115)	12,249	(173,364)

Cash used in investing activities	(565,189)	(93,002)	(472,187)

The increase of $472.2 million in cash used in investing activities during the three months ended September 30, 2024 was mainly due to recent business acquisitions and the net impact of proceeds and purchases of our funds held for clients’ investments.

5.7.3. Cash Provided by (Used in) Financing Activities

For Q4 2024, $31.6 million were provided by financing activities while $603.6 million were used in the prior year.

The following table provides a summary of the generation and use of cash from financing activities:

For the three months ended September 30,	2024	2023	Change
In thousands of CAD

Increase of long-term debt	747,073	—	747,073

Repayment of long-term debt	(475,793)	(70,320)	(405,473)

Payment of lease liabilities	(28,413)	(43,713)	15,300

Repayment of debt assumed in a business acquisition	(162,146)	—	(162,146)

Settlement of derivative financial instruments	20,856	2,921	17,935

Withholding taxes remitted on the net settlement of performance share units	(526)	(29)	(497)

Purchase for cancellation of Class A subordinate voting shares	(49,366)	(324,667)	275,301

Issuance of Class A subordinate voting shares	18,037	12,527	5,510

Net change in clients’ funds obligations	(38,134)	(180,330)	142,196

Cash provided by (used in) financing activities	31,588	(603,611)	635,199

The change of $635.2 million was mainly driven by the issuance of senior unsecured notes for an amount of $747.1 million (see section 2.4. of the present document), the purchase for cancellation of Class A Shares and by the net change in clients’ funds obligations. These were partially offset by the scheduled repayments in full of senior unsecured notes in the amount of $475.8 million (US$350.0 million) and by the repayment of debt assumed from a business acquisition.

48 — MANAGEMENT’S DISCUSSION AND ANALYSIS

6.  Eight Quarter Summary

As at and for the three months ended	Sept. 30, 2024	Jun. 30, 2024	Mar. 31, 2024	Dec. 31, 2023	Sept. 30, 2023	Jun. 30, 2023	Mar. 31, 2023	Dec. 31, 2022

In millions of CAD unless otherwise noted

Growth

Revenue	3,660.4	3,672.0	3,740.8	3,603.0	3,507.3	3,623.4	3,715.3	3,450.3

Year-over-year revenue growth	4.4%	1.3%	0.7%	4.4%	8.0%	11.2%	13.7%	11.6%

Constant currency revenue growth	2.0%	0.2%	0.0%	1.5%	2.2%	6.3%	11.4%	12.3%

Backlog[1]	28,724	27,563	26,823	26,573	26,059	25,633	25,241	25,011

Bookings	3,823	4,280	3,754	4,187	3,996	4,388	3,839	4,035

Book-to-bill ratio	104.4%	116.6%	100.4%	116.2%	113.9%	121.1%	103.3%	117.0%

Book-to-bill ratio trailing twelve months	109.3%	111.7%	112.8%	113.6%	113.7%	113.3%	109.1%	108.9%

Profitability

Earnings before income taxes	592.4	594.0	577.4	527.1	557.9	559.0	564.5	516.5

Earnings before income taxes margin	16.2%	16.2%	15.4%	14.6%	15.9%	15.4%	15.2%	15.0%

Adjusted EBIT[2]	600.2	602.8	628.5	584.2	573.0	584.8	600.8	554.1

Adjusted EBIT margin	16.4%	16.4%	16.8%	16.2%	16.3%	16.1%	16.2%	16.1%

Net earnings	435.9	440.1	426.9	389.8	414.5	415.0	419.4	382.4

Net earnings margin	11.9%	12.0%	11.4%	10.8%	11.8%	11.5%	11.3%	11.1%

Diluted EPS (in dollars)	1.91	1.91	1.83	1.67	1.76	1.75	1.76	1.60

Net earnings excluding specific items[2]	439.1	440.2	459.4	427.2	421.2	425.7	435.0	398.2

Net earnings margin excluding specific items	12.0%	12.0%	12.3%	11.9%	12.0%	11.7%	11.7%	11.5%

Diluted EPS excluding specific items (in dollars)[2]	1.92	1.91	1.97	1.83	1.79	1.80	1.82	1.66

Liquidity

Cash provided by operating activities	629.1	496.7	502.0	577.2	628.7	409.1	469.1	605.3

As a percentage of revenue	17.2%	13.5%	13.4%	16.0%	17.9%	11.3%	12.6%	17.5%

Days sales outstanding	41	42	40	41	44	44	41	44

Capital structure

Long-term debt and lease liabilities[3]	3,308.4	3,045.6	3,028.9	3,001.1	3,742.3	3,765.9	3,852.7	3,876.4

Net debt[2]	1,819.8	1,854.0	1,730.5	1,843.7	2,134.6	2,279.6	2,529.0	2,503.8

Net debt to capitalization ratio	16.2%	17.2%	16.4%	17.6%	20.4%	21.7%	24.0%	24.1%

Return on invested capital	16.0%	16.1%	15.9%	15.9%	16.0%	15.7%	15.6%	15.5%

Balance sheet

Cash and cash equivalents, and short-term investments	1,464.4	1,158.7	1,273.0	1,141.0	1,575.6	1,471.9	1,285.5	1,331.1

Total assets	16,685.5	15,793.9	15,737.4	15,513.5	15,799.5	16,080.1	16,101.7	15,915.9

Long-term financial liabilities[4]	3,176.9	2,389.5	2,363.1	2,319.4	2,386.2	2,885.2	2,946.1	2,971.6

[1]

Approximately $11.4 billion of our backlog as at September 30, 2024 is expected to be converted into revenue within the next twelve months, $9.3 billion within one to three years, $3.5 billion within three to five years and $4.5 billion in more than five years.

[2]

See sections on Adjusted EBIT by Segment, Net Earnings and Earnings per Share Excluding Specific Items and Selected Measures of Capital Resources and Liquidity sections of each quarter’s respective MD&A for the reconciliation of non-GAAP financial measures.

[3]	Long-term debt and lease liabilities include both the current and long-term portions of the long-term debt and lease liabilities.

[4]	Long-term financial liabilities include the long-term portion of the debt, long-term portion of lease liabilities and the long-term derivative financial instruments.

FISCAL 2024 RESULTS — 49

There are factors causing quarterly variances which may not be reflective of the Company’s future performance. There is seasonality in system integration and consulting work, and the quarterly performance of these operations is impacted by occurrences such as vacations, calendar days and the number of statutory holidays in any given quarter. Managed IT and business process services contracts are affected to a lesser extent by seasonality. Also, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Further, the savings that we generate for a client on a given managed IT and business process services contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

Cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of payments received from clients, cash requirements associated with large acquisitions, managed IT and business process services contracts and projects, the timing of the reimbursements for various tax credits, performance based compensation to employees as well as the timing of severance payments related to the integration of our acquisitions and our Cost Optimization Program.

Foreign exchange fluctuations can also contribute to quarterly variances as our percentage of operations in foreign countries evolves. The effect from these variances is primarily on our revenue and to a much lesser extent, on our margin as we benefit, as much as possible, from natural hedges.

50 — MANAGEMENT’S DISCUSSION AND ANALYSIS

7.  Changes in Accounting Policies

The audited consolidated financial statements for the years ended September 30, 2024 and 2023 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

ADOPTION OF ACCOUNTING STANDARD

The following standard amendments have been adopted by the Company on October 1, 2023:

Definition of Accounting Estimates – Amendments to IAS 8

In February 2021, the International Accounting Standards Board (IASB) amended IAS 8 Accounting Policies, Changes in Accounting estimates and Errors to introduce a definition of accounting estimates and to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

In May 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The implementation of these standard amendments resulted in no impact on the Company’s audited consolidated financial statements.

International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12

On May 23, 2023, the IASB amended IAS 12 Income Taxes, to address the Pillar Two model rules for domestic implementation of a 15% global minimum tax. The standard amendments introduced a temporary recognition exception in relation to accounting and disclosure for deferred taxes arising from the implementation of the international tax reform, which was applied as of that date.

Since March 31, 2024, the Company is subject to additional disclosure requirements on current tax expense related to Pillar Two income taxes, as well as qualitative and quantitative information about the exposure to Pillar Two income taxes. The Company has performed an assessment of its potential exposure to Pillar Two income taxes based on the most recent country-by-country reporting and financial statements for its constituent entities.

The Pillar Two Model Rules – Amendments to IAS 12 had no significant impact on the Company’s audited consolidated financial statements.

FUTURE ACCOUNTING STANDARD CHANGES

The following standard amendments are effective as of October 1, 2024:

Classification of Liabilities as Current or Non-current and Information about long-term debt with covenants – Amendments to IAS 1

In January 2020, the IASB amended IAS 1 Presentation of Financial Statements, clarifying that the classification of liabilities as current or non-current is based on existing rights at the end of the reporting period, independent of whether the Company will exercise its right to defer settlement of a liability. Subsequently, in October 2022, the IASB introduced additional amendments to IAS 1, emphasizing that covenants for long-term debt, regardless whether the covenants were compliant after the reporting date, should not affect debt classification; instead, companies are required to disclose information about these covenants in the notes accompanying their financial statements.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB amended IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to introduce new disclosure requirements to enhance the transparency on supplier finance arrangements and their impact on the Company’s liabilities, cash flows and liquidity exposure. The new disclosure requirements will include information such as

FISCAL 2024 RESULTS — 51

terms and conditions, the carrying amount of liabilities, the range of payment due dates, non-cash changes and liquidity risk information around supplier finance arrangements.

The implementation of these standard amendments will result in no impact on the Company’s audited consolidated financial statements.

The following standard amendments have been issued and will be effective as of October 1, 2026 for the Company, with earlier application permitted. The Company will evaluate the impact of these standard amendments on its audited consolidated financial statements.

Classification and measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments, which amend IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The standard amendments clarify that a financial liability is derecognized on the settlement date, specifically when the related obligation is discharged or cancelled or expires or the liability otherwise qualified for derecognition. Furthermore, they clarify the treatment of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event, and equity instruments classified at fair value through other comprehensive income. The new requirements will be applied retrospectively. An entity is required to disclose information about financial assets that change their measurement category due to the standard amendments.

The following standard has been issued by the IASB and will be effective as of October 1, 2027 for the Company, with earlier application permitted. The Company will evaluate the impact of this standard on its audited consolidated financial statements.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which is set to replace IAS 1 Presentation of Financial Statements. The new IFRS accounting standard is aimed to improve comparability and transparency of communication in financial statements. While a number of sections from IAS 1 have been brought forward to IFRS 18, the standard introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined financial performance measures used in public communications outside financial statements and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Retrospective application is required in both annual and interim financial statements.

52 — MANAGEMENT’S DISCUSSION AND ANALYSIS

8.  Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the years ended September 30, 2024 and 2023. Certain of these accounting policies, listed below, require management to make accounting estimates and judgements that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the audited consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgements that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings

		Revenue	Cost of services, selling and administrative	Amortization and depreciation	Net finance costs	Income taxes

Revenue recognition[1]	✓	✓	✓

Goodwill impairment	✓			✓

Right-of-use assets and lease liabilities	✓			✓	✓

Business combinations	✓	✓	✓	✓		✓

Income taxes	✓					✓

Litigation and claims	✓	✓	✓

[1]	Affects the balance sheet through trade accounts receivable, work in progress, provision on revenue-generating contracts and deferred revenue.

Revenue recognition

Relative stand-alone selling price

If an arrangement involves the provision of multiple performance obligations, the total arrangement value is allocated to each performance obligation based on its relative stand-alone selling price. At least on a yearly basis, the Company reviews its best estimate of the stand-alone selling price which is established by using a reasonable range of prices for the various services and solutions offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.

Business and strategic IT consulting and systems integration services under fixed fee arrangements

Revenue from business and strategic IT consulting and systems integration services under fixed-fee arrangements is recognized using the percentage-of-completion method over time, as the Company has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. The Company primarily uses labour costs to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts on a monthly basis. Forecasts are reviewed to consider factors such as: delays in reaching milestones and complexities in the project delivery. Forecasts can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligations within agreed budget and time frames. To the extent that actual labour costs could vary from estimates, adjustments to revenue following the review of the costs to complete on projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the total costs are forecasted to be higher than the total revenue, a provision on revenue-generating contract is recorded.

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Goodwill impairment

The carrying value of goodwill is tested for impairment annually or if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis, such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital and actual financial performance compared to planned performance.

The recoverable amount of each operating segment has been determined based on its value in use calculation, which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to continue developing and expanding services offered to address emerging business demands and technology trends, a lengthened sales cycle and our ability to hire and retain qualified IT professionals affect future cash flows, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 12 of the audited consolidated financial statements for the years ended September 30, 2024 and 2023. Historically, the Company has not recorded an impairment charge on goodwill.

Right-of-use assets

Estimates of the lease term

The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. Lease extension or termination options are only considered in the lease term if it is reasonably certain of being exercised. Factors evaluated include value of leasehold improvements required and any potential incentive to take the option.

Discount rate for leases

The discount rate is used to determine the initial carrying amount of the lease liabilities and the right-of-use assets. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its credit worthiness, the term of the arrangement, any collateral received and the economic environment at the lease date. Lease liabilities are remeasured (along with the corresponding adjustment to the right-of-use asset), whenever the following situations occur:

–

a modification in the lease term or a change in the assessment of an option to extend, purchase or terminate the lease, for which the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; and

–

a modification in the residual guarantees or in future lease payments due to a change of an index or rate tied to the payments, for which the lease liability is remeasured by discounting the revised lease payments using the initial discount rate determined when setting up the liability.

In addition, upon partial or full termination of a lease, the difference between the carrying amounts of the lease liability and the right-of-use asset is recorded in the consolidated statements of earnings.

Business combinations

Management makes assumptions when determining the acquisition-date fair value of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates and the useful lives of the assets acquired.

Additionally, management’s judgement is required in determining whether an intangible asset is identifiable and should be recorded separately from goodwill.

Changes in the above assumptions, estimates and judgements could affect our acquisition-date fair values and therefore could have material impacts on our audited consolidated financial statements. These changes are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they occurred during the measurement period, which does not exceed one year. All other subsequent changes are recorded in our consolidated statement of earnings.

54 — MANAGEMENT’S DISCUSSION AND ANALYSIS

Income taxes

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are reviewed each reporting period and updated, based on the forecast by jurisdiction on an undiscounted basis. Due to the uncertainty and the variability of the factors mentioned above, deferred tax assets are subject to change. Management reviews its assumptions on a quarterly basis and adjusts the deferred tax assets when appropriate.

The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes as the determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations and requires estimates and assumptions considering the existing facts and circumstances. The Company provides for potential tax liabilities based on the most likely amount of the possible outcomes. Estimates are reviewed each reporting period and updated, based on new information available, and could result in changes to the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Litigation and claims

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome. Management reviews assumptions and facts surrounding outstanding litigation and claims on a quarterly basis, involves external counsel when necessary and adjusts such provisions accordingly. The Company has to be compliant with applicable law in many jurisdictions which increases the complexity of determining the adequate provision following a litigation review. Since the outcome of such litigation and claims is not predictable with assurance, those provisions are subject to change. Adjustments to litigation and claims provisions are reflected in the period when the facts that give rise to an adjustment occur.

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9.  Integrity of Disclosure

The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI’s compliance with its continuous and timely disclosure obligations, as well as the integrity of the Company’s internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.

CGI’s Audit and Risk Management Committee is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission (SEC). The role and responsibilities of the Audit and Risk Management Committee include: (i) reviewing public disclosure documents containing financial information concerning CGI; (ii) identifying and examining material financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (iii) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (iv) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (v) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (vi) recommending to the Board of Directors the appointment of the external auditor, assessing the external auditor’s independence, reviewing the terms of their engagement, conducting an annual auditor’s performance assessment, and pursuing ongoing discussions with them; (vii) reviewing related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations; (viii) reviewing the audit procedures including the proposed scope of the external auditor’s examinations; and (ix) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor’s performance following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI employees.

The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. As at September 30, 2024, management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at September 30, 2024.

The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer, and effected by management and other key CGI employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s internal controls over financial reporting as at September 30, 2024, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on that evaluation, management, under the supervision of and with the participation of the Chief Executive Officer as well as the Chief Financial Officer concluded that the Company’s internal controls over financial reporting was effective as at September 30, 2024.

56 — MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s assessment and conclusion on the effectiveness of internal controls over financial reporting excludes the controls, policies and procedures of Aeyon, the control of which was acquired on September 13, 2024. The scope limitation is in accordance with section 3.3(1)(b) of National Instrument 52-109, which allows an issuer to limit the design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies, and procedures of a business that the issuer acquired not more than 365 days before the end of the financial period in question. Aeyon’s results since the acquisition date represented 0.1% of revenue for the year ended September 30, 2024 and constituted 3.2% of total assets as at September 30, 2024.

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10.  Risk Environment

10.1. RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, a number of risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth. The following risks and uncertainties should be considered when evaluating our potential as an investment.

10.1.1. External Risks

We may be adversely affected by volatile, negative or uncertain economic and political conditions and the effects of these conditions on our clients’ businesses and levels of activity.

Economic and political conditions in the markets in which we operate have a bearing upon the results of our operations, directly and through their effect on the level of business activity of our clients. We can neither predict the impact that current economic and political conditions will have on our future revenue, nor predict changes in economic conditions or future political uncertainty. The level of activity of our clients and potential clients may be affected by an economic downturn or political uncertainty. Clients may cancel, reduce or defer existing contracts and delay entering into new engagements and may decide to undertake fewer IT systems projects resulting in limited implementation of new technology and smaller engagements. Since there may be fewer engagements, competition may increase and pricing for services may decline as competitors may decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Economic downturns and political uncertainty make it more difficult to meet business objectives and may divert management’s attention and time from operating and growing our business. Our business, results of operations and financial condition could be negatively affected as a result of these factors.

We may be adversely affected by additional external risks, such as terrorism, armed conflict, labour or social unrest, inflation, rising energy and commodity costs, recession, criminal activity, hostilities, disease, illness or health emergencies, natural disasters and climate change and the effects of these conditions on our clients, our business and on market volatility.

Additional external risks that could adversely impact the markets in which we operate, our industry and our business include terrorism, armed conflict, labour or social unrest, inflation, recession, criminal activity, regional and international hostilities and international responses to these hostilities, and disease, illness or health emergencies that affect local, national or international economies. Additionally, the potential impacts of climate change are unpredictable and natural disasters, sea-level rise, floods, droughts or other weather-related events present additional external risks, as they could disrupt our internal operations or the operations of our clients, impact our employee’s health and safety and increase insurance and other operating costs. Climate change risks can arise from physical risks (risks related to the physical effects of climate change), transition risks (risks related to regulatory, legal, technological and market changes from a transition to a low-carbon economy), as well as reputational risks related to our management of climate-related issues and our level of disclosure related to such matters (see Our inability to meet regulatory requirements and/or stakeholders expectations of disclosure, management and implementation of ESG initiatives and standards, could have a material adverse effect on our business). Climate change risk, and/or any of these additional external risks, may affect us or affect the financial viability of our clients leading to a reduction of demand and loss of business from such clients. Each of these risks could negatively impact our business, results of operation and financial condition.

As a result of external risks, inflation, and rising energy and commodity costs, global equity and capital markets may experience significant volatility and weakness. The duration and impact of these events are unknown at this time, nor is the impact on our operations and the market for our securities.

Prolonged periods of inflation could increase our costs and impact our profitability, which could have a material adverse effect on our business and financial condition.

High levels of inflation may subject us to significant cost pressures and lead to market volatility. As a result, governments may adopt initiatives to combat inflation (for example, raising benchmark interest rate), thus increasing our cost of borrowing and

58 — MANAGEMENT’S DISCUSSION AND ANALYSIS

decreasing the liquidity of capital markets. Our clients may have difficulty budgeting for external IT services or delay their payment for services provided. High inflation can lead to increased costs of labor and our employee compensation expenses. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases, and there is no assurance that our revenues will increase at the same rate to maintain the same level of profitability. Our inability or failure to do so could harm our business and financial condition.

Pandemics may cause disruptions in our operations and the operations of our clients (which may lead to increased risk and frequency of cybersecurity incidents), market volatility and economic disruption, which could adversely affect us.

A pandemic can create significant volatility and uncertainty and economic disruption and can pose the risk that our employees, clients, contractors and business partners may be prevented from, or restricted in, conducting business activities for an indefinite period, including due to the transmission of the disease or to emergency measures or restrictions that may be requested or mandated by governmental authorities. A pandemic may also result in governments worldwide enacting emergency preventive measures, such as the implementation of border closures, travel bans or restrictions, lock-downs, quarantine periods, vaccine mandates or passports, social distancing, testing requirements, stay-at-home and work-from-home policies and the temporary closure of non-essential businesses. These emergency measures and restrictions, and future measures and restrictions taken in response to a pandemic may cause material disruptions to businesses globally and have an adverse impact on global economic conditions and consumer confidence and spending, which could materially adversely affect our business.

Additionally, the onset of a pandemic may affect the financial viability of our clients, and could cause them to exit certain business lines, or change the terms on which they are willing to purchase services and solutions. Clients may also slow down decision-making, delay planned work, seek to terminate existing agreements, not renew existing agreements or be unable to pay us in accordance with the terms of existing agreements.

As a result of increased remote working arrangements due to a pandemic, the exposure to, and reliance on, networked systems and the internet can increase. This can lead to increased risk and frequency of cybersecurity incidents. Cybersecurity incidents can result from unintentional events or deliberate attacks by insiders or third parties, including cybercriminals, competitors, nation-states, and hacktivists. Any of these events could cause or contribute to risk and uncertainty and could adversely affect our business, results of operations and financial condition.

As a result of a pandemic, global equity and capital markets can experience significant volatility and weakness, leading governments and central banks to react with significant monetary and fiscal interventions designed to stabilize economic conditions.

It is not possible to reliably estimate the length and severity of a pandemic or any impact on our financial results, share price and financial condition in future periods. There can be no assurance that our actions taken in response to a pandemic will succeed in preventing or mitigating any negative impacts on our Company, employees, clients, contractors and business partners.

As a foreign private issuer who files using the multijurisdictional disclosure system (MJDS), we are subject to different U.S. securities laws and rules, which could limit our level of disclosure to investors.

We are a “foreign private issuer” for purposes of U.S. securities laws who files disclosure documents using the multijurisdictional disclosure system (MJDS) and, as a result, are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. In particular, we are exempt from the rules and regulations under the U.S. securities laws related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”). We also are exempt from the provisions of Regulation FD under the Exchange Act, which in certain circumstances prohibits the selective disclosure of material non-public information, although we generally attempt to comply with Regulation FD. These exemptions and leniencies may reduce the frequency and scope of information that we disclose relative to the information generally provided by U.S. domestic companies.

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It may be difficult to enforce civil liabilities under U.S. securities laws.

The Company is governed by the Business Corporations Act (Quebec) and with its principal place of business in Canada. The enforcement by investors of civil liabilities under the U.S. securities laws may be affected adversely by the fact that we are organized under the laws of Canada, that some or all of our officers and directors may be residents of a foreign country, and that a substantial portion of our assets and those of said persons may be located outside the United States.

10.1.2. Risks Related to our Industry

The markets in which we operate are highly competitive.

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing and sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

We derive significant revenue from contracts awarded through competitive bidding processes, which limit the Company’s ability to negotiate certain contractual terms and conditions. Risks related to competitive bidding processes also involve substantial cost and managerial time and effort spent by the Company to prepare bids and proposals for contracts that may or may not be awarded to the Company, as well as expenses and delays that may arise if the Company’s competitors protest or challenge awards made to the Company pursuant to competitive bidding processes.

Even when a contract is awarded to the Company following a competitive bidding process, we may fail to accurately estimate the resources and costs required to fulfill the contract.

We may not be able to continue developing and expanding service offerings to address emerging business demands and technology trends.

The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services and solutions. Offerings relating to digital, cloud and security services are examples of areas that are continually evolving, as well as changes and developments in artificial intelligence (including generative AI, as well as automation and machine learning) (AI). The markets in which we operate are extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner nor that we will be able to penetrate new markets successfully. If we do not keep pace with meeting the evolving needs of clients, including in the emerging field of AI, our ability to retain existing clients and gain new business may be adversely affected. As we expand our offerings of services and solutions, and as we expand such offerings into new markets, we may be exposed to operational, legal, regulatory, ethical, technological and other risks specific to such expanded services and solutions and such new markets. These factors may result in pressure on our revenue, net earnings and resulting cash flow from operations.

We may infringe on the intellectual property rights of others.

Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity

60 — MANAGEMENT’S DISCUSSION AND ANALYSIS

claims could be greater than the revenue we receive from the client (see Indemnity provisions and guarantees in various agreements to which we are party may require us to compensate our counterparties). Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

We may be unable to protect our intellectual property rights.

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Although CGI takes reasonable steps (e.g. available copyright protection and, in some cases, patent protection) to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights, or our inability to protect against infringement or unauthorized copying or use, can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

We face risks associated with benchmarking provisions within certain contracts.

Some of our managed IT and business process services contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.

10.1.3. Risks Related to our Business

We may experience fluctuations in our financial results, making it difficult to predict future results.

Our ability to maintain and increase our revenue is affected not only by our success in implementing our Build and Buy growth strategy, but also by a number of other factors, which could cause the Company’s financial results to fluctuate. These factors include: (i) our ability to introduce and deliver new services and business solutions; (ii) our potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of our technology services and solutions; (iv) the nature of our client’s business (for example, if a client encounters financial difficulty (including as a result of external risks such as climate change or a pandemic), it may be forced to cancel, reduce or defer existing contracts with us); and (v) the structure of our agreements with clients (for example, some of CGI’s agreements with clients contain clauses allowing the clients to benchmark the pricing of services provided by CGI against the prices offered by other providers). These, and other factors, make it difficult to predict financial results for any given period.

Our revenues may be exposed to fluctuations based on our business mix.

The proportion of revenue that we generate from shorter-term system integration and consulting projects (SI&C), versus revenue from long-term managed IT and business process services contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations, as the revenue from SI&C projects does not provide long-term consistency in revenue.

Our current operations are international in scope, subjecting us to a variety of financial, regulatory, cultural, political and social challenges.

We manage operations in numerous countries around the world including offshore delivery centers. The scope of our operations (including our offshore delivery centers) subjects us to issues that can negatively impact our operations, including:

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(i) currency fluctuations (see We may be adversely affected by currency fluctuations); (ii) the burden of complying with a wide variety of national and local laws (see Changes in the laws and regulations within the jurisdictions in which we operate may have a material adverse effect on our global business operations and profitability); (iii) the differences in and uncertainties arising from local business culture and practices; (iv) and political, social and economic instability. Any or all of these risks could impact our global business operations and cause our revenue and/or profitability to decline.

We may not be able to successfully implement and manage our growth strategy.

CGI’s Build and Buy growth strategy is founded on four pillars of growth: first, profitable organic growth through contract wins, renewals and extensions with new and existing clients in our targeted industries; second, the pursuit of new large long-term managed IT and business process services contracts; third, metro market acquisitions; and fourth, large transformational acquisitions.

Our ability to achieve organic growth is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major managed IT and business process services contracts.

Our ability to grow through metro market and transformational acquisitions requires that we identify suitable acquisition targets that we correctly evaluate their potential as transactions that will meet our financial and operational objectives, and that we successfully integrate them into our business. There can, however, be no assurance that we will be able to identify suitable acquisition targets and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected. If we are unable to implement our Build and Buy growth strategy, we will likely be unable to maintain our historic or expected growth rates.

We may be unable to integrate new operations, which could impact our ability to achieve our growth and profitability objectives.

The realization of anticipated benefits from mergers, acquisitions and related activities depends, in part, upon our ability to integrate the acquired business, the realization of synergies, efficient consolidation of the operations of the acquired businesses into our existing operations, cost management to avoid duplication, information systems integration, staff reorganization, establishment of controls, procedures and policies, performance of the management team and other employees of the acquired operations as well as cultural alignment.

The successful integration of new operations arising from our acquisition strategy or from large managed IT and business process services contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities.

Following an acquisition closing date, we may remain reliant on a target’s employee, good faith, expertise, historical performance, technical resources and information systems, proprietary information and judgment in providing any transitional services. Accordingly, we may continue to be exposed to adverse developments in the business and affairs of parties with whom we contract.

If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

If we are unable to manage the organizational challenges associated with our size, we may not be able to achieve our growth and profitability objectives.

Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing

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opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

Material developments regarding our major commercial clients resulting from mergers or business acquisitions could impair our future prospects and growth strategy.

Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor company’s own employees. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Legal proceedings could have a material adverse effect on our business, financial performance and reputation.

During the ordinary course of conducting our business, we may be threatened with, and/or become subject or a party to, a variety of litigation or other claims and suits that arise from time to time. These legal proceedings may involve current and former employees, clients, partners, subcontractors, suppliers, competitors, shareholders, government agencies or others through private actions, class actions, whistleblower claims, administrative proceedings, regulatory actions or other litigation. Regardless of the merits of the claims, the cost to defend current and future litigation may be significant, and such matters can be time-consuming and divert management’s attention and resources. The results of litigation, claims and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some or all of these legal disputes may result in materially adverse monetary damages, fines, penalties or injunctive relief against us. While we maintain insurance for certain liabilities, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that can result from these litigations or claims.

Changes in our tax levels, as well as reviews, audits, investigations and tax proceedings or changes in tax laws or in their interpretation or enforcement, could have a material adverse effect on our net income or cash flow.

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities and we are subject to ongoing audits, investigations and tax proceedings in various jurisdictions. These tax authorities determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Tax authorities have disagreed and may in the future disagree with our income tax positions and are taking increasingly aggressive positions in respect of income tax positions, including with respect to intercompany transactions.

Our effective tax rate in the future could be adversely affected by challenges to intercompany transactions, changes in the value of deferred tax assets and liabilities, changes in tax law or in their interpretation or enforcement, changes in the mix of earnings in countries with differing statutory tax rates, the expiration of tax benefits and changes in accounting principles, including the introduction of the Pillar Two model rules designed to ensure large multinational corporations pay a minimum level of tax on income arising in each jurisdiction they operate. Tax rates in the jurisdictions in which we operate may change as a result of shifting economic conditions and tax policies.

A number of countries in which the Company does business have implemented, or are considering implementing, changes in relevant tax, accounting and other laws, regulations and interpretations and the overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions.

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Any of the above factors could have a material adverse effect on our net income or cash flow by affecting our operations and profitability, our effective tax rate, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses.

Reductions, eliminations or amendments to government sponsored programs from which we currently benefit may have a material adverse effect on our net earnings or cash flow.

We benefit from government sponsored programs designed to support research and development, labour and economic growth in jurisdictions where we operate. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to the Company in the future, or will not be reduced, amended or eliminated. Any future government program reductions or eliminations or other amendments to the tax credit programs could increase operating or capital expenditures incurred by the Company and have a material adverse effect on its net earnings or cash flow.

We are exposed to credit risks with respect to accounts receivable and work in progress.

In order to sustain our cash flow from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected from clients, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients and to collect the amounts owed to the Company for our services correctly in a timely manner, our collections could suffer, which could materially adversely affect our revenue, net earnings and cash flow. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

We face risks associated with early termination, modification, delay or suspension of our contractual agreements, and our bookings and backlog may not be indicative of future revenues.

The early termination, modification, delay, or suspension of our contractual agreements may have a material adverse effect on future revenues and profitability. If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate, modify, delay or suspend contracts before their agreed expiry date, which would result in a reduction of our revenues and/or earnings and cash flow and may impact the value of our bookings and backlog. In addition, a number of our managed IT and business process services contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of these agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

We may not be able to successfully estimate the cost, timing and resources required to fulfill our contracts, which could have a material adverse effect on our net earnings.

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term managed IT and business process services contracts, which can be based on a client’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect our best judgement regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (CPMF), a framework that contains high standards of contract management to be applied throughout the Company. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources

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required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control (such as labour shortages, supply chain or manufacturing disruptions, inflation, and other external risk factors), arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on our expected net earnings.

We rely on relationships with other providers in order to generate business and fulfill certain of our contracts; if we fail to maintain our relationships with these providers, our business, prospects, financial condition and operating results could be materially adversely affected.

We derive revenue from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to continue to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, if we fail to maintain our relationship with these providers or if our relationship with these providers is otherwise impaired, our business, prospects, financial condition and operating results could be materially adversely affected.

Our profitability may be adversely affected if our partners are unable to deliver on their commitments.

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which could have an unfavourable impact on our profitability.

Indemnity provisions and guarantees in various agreements to which we are party may require us to compensate our counterparties.

In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and managed IT and business process services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. If we are required to compensate counterparties due to such arrangements and our insurance does not provide adequate coverage, our business, prospects, financial condition and results of operations could be materially adversely affected.

We may not be able to hire or retain enough qualified IT professionals to support our operations.

There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient number of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may be unable to replace key employees who retire or leave the Company and may be required to recruit and/or train new employees. This might result in lost revenue or increased costs, thereby putting pressure on our net earnings.

If we fail to retain our key employees and management, our business could be adversely affected.

The success of our business, in part, depends on the continued employment of certain key employees and senior management. This dependence is important to our business being that personal relationships are fundamental in obtaining and maintaining client engagements. While our Board of Directors annually reviews our succession plan, if we fail to establish

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an effective succession plan, or if key employees or senior management were unable or unwilling to continue employment, our business could be adversely affected until qualified replacements are retained.

We may be unable to maintain our human resources utilization rates.

In order to maintain our net earnings, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

If the business awarded to us by various U.S. federal government departments and agencies is limited, reduced or eliminated, our business, prospects, financial condition and operating results could be materially and adversely affected.

We derive a significant portion of our revenue from the services we provide to various U.S. federal government departments and agencies. We expect that this will continue for the foreseeable future. There can be, however, no assurance that each such U.S. federal government department and agency will continue to utilize our services to the same extent, or at all in the future. In the event that a major U.S. federal government department or agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other U.S. federal government departments or agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS Accounting Standards considers a national government and its departments and agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.

Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are: the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Changes in the laws and regulations within the jurisdictions in which we operate may have a material adverse effect on our global business operations and profitability.

Our global operations require us to be compliant with laws and regulations in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities, antitrust, data privacy, labour relations, and the environment, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. The laws and regulations frequently change and some may impose conflicting requirements which may expose us to penalties for non-compliance and harm our reputation. Furthermore, in some jurisdictions, we may face the absence of effective laws and regulations to protect our intellectual property rights and there may be restrictions on the movement of cash and other assets, on the import and export of certain technologies, and on the repatriation of earnings. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Our business with the U.S. federal government departments and agencies also requires that we comply with complex laws and regulations relating to government contracts. These laws and regulations relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government departments and agencies with respect to compliance with these rules. If we fail to

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comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.

There can be no assurance that our ethics and compliance practices will be sufficient to prevent violations of legal and ethical standards.

Our employees, officers, directors, suppliers and other business partners are expected to comply with applicable legal and ethical standards including, without limitation, anti-bribery laws, as well as with our governance policies and contractual obligations. Failure to comply with such laws, policies and contractual obligations could expose us to litigation and significant fines and penalties, and result in reputational harm or being disqualified from bidding on contracts. While we have developed and implemented strong ethics and compliance practices, including through our Code of Ethics, which must be observed by all of our employees, our Third Party Code of Ethics as well as ethics and compliance trainings, there can be no assurance that such practices and measures will be sufficient to prevent violations of legal and ethical standards. Any such failure or violation could have an adverse effect on our business, financial performance and reputation. This risk of improper conduct may increase as we continue to expand globally, with greater opportunities and demands to do more business with local and new partners.

Changes to, and delays or defects in, our client projects and solutions may subject us to legal liability, which could materially adversely affect our business, operating results and financial condition and may negatively affect our professional reputation.

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could materially adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. While we typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop, we may not always be able to include such provisions and, where we are successful, such provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

We are subject to stringent and changing privacy laws, regulations and standards, information security policies and contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could expose us to government sanctions and cause damage to our brand and reputation.

Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centers that we manage. We also process and store proprietary information relating to our business, and personal information relating to our employees. The Company is subject to numerous laws and regulations designed to protect information, such as the European Union’s General Data Protection Regulation (GDPR), various laws and regulations in Canada, the U.S. and other countries in which the Company operates governing the protection of health or other personally identifiable information and data privacy. These laws and regulations are increasing in number and complexity and are being adopted and amended with greater frequency, which results in greater compliance risk and cost. The potential financial penalties for non-compliance with these laws and regulations have significantly increased with the adoption of the GDPR. The Company’s Chief Data Protection Officer oversees the Company’s compliance with the laws that protect the privacy of personal information. The Company faces risks inherent in protecting the security of such personal data which have grown in complexity, magnitude and frequency in recent years. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations (including from advertent or inadvertent actions or inactions by our employees), maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access, as well as power outages or surges, floods, fires, natural disasters and many other causes. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the

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improper disclosure, loss, theft, misappropriation of, unauthorized access to, or destruction of client information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation from our clients and third parties (including under the laws that protect the privacy of personal information), claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.

We could face legal, reputational and financial risks if we fail to protect our and/or client data from security incidents or cyberattacks.

The volume, velocity and sophistication of security threats and cyber-attacks continue to grow. This includes criminal hackers, hacktivists, state-sponsored organizations, industrial espionage, employee misconduct, and human or technological errors. The current geopolitical instability, as well as the adoption of emerging technologies, such as AI, has exacerbated these threats, which could lead to increased risk and frequency of security and cybersecurity incidents.

As a global IT and business consulting firm providing services to private and public sectors, we process and store increasingly large amounts of data for our clients, including proprietary information and personal information. These activities could increase through the use of AI. Consequently, our business could be negatively impacted by physical and cyber threats, which could affect our future sales and financial position or increase our costs. An unauthorized disclosure of sensitive or confidential client or employee information, including cyber-attacks or other security breaches, could cause a loss of data, give rise to remediation or other expenses, expose us to liability under federal and state laws, and subject us to litigation and investigations, which could have an adverse effect on our business, cash flows, financial condition and results of operations. These security risks to the Company include potential attacks not only of our own solutions, services and systems, but also those of our clients, contractors, business partners, vendors and other third parties. Moreover, the use of AI may give rise to issues and risks related to harmful content, inaccurate content, bias, intellectual property right infringement or misappropriation, data privacy and cybersecurity, among others, and may also bring the possibility of ethical concerns and/or new or enhanced governmental or regulatory scrutiny, litigation or other legal liability.

The Company’s Chief Security Officer is responsible for overseeing the security of the Company. Any local issue in a business unit could have a global impact on the entire Company, thus visibility and timely escalation on potential issues are key. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence, by: (i) developing and regularly reviewing policies and standards related to information security, data privacy, physical security and business continuity; (ii) monitoring the Company’s performance against these policies and standards; (iii) developing strategies intended to seek to mitigate the Company’s risks, including through security trainings for all employees to increase awareness of potential cyber threats; (iv) implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto, including through access management, security monitoring and testing to mitigate and help detect and respond to attempts to gain unauthorized access to information systems and networks; and (v) working with the industry and governments against cyber threats. However, because of the evolving nature and sophistication of these security threats, there can be no assurance that our safeguards will detect or prevent the occurrence of material cyber breaches, intrusions or attacks.

We are regularly the target of attempted cyber and other security threats and must continuously monitor and develop our information technology networks and infrastructure to detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security and reputational impact. If security protection does not evolve at the same pace as threats, a growing gap on our level of protection will be created. Technology evolution and global trends like digital transformation, cloud and mobile computing amongst others are disrupting the security operating model, thus security should evolve to address new relevant security requirements and build new capabilities to address the changes. Increasing detection and automated response capabilities are key to improve visibility and contain any negative potential impact. Automating security processes and integrating with IT, business and security solutions could address shortage of technical security staff and avoid introducing human intervention and errors.

Insider or employee cyber and security threats are increasingly a concern for all large companies, including ours. CGI is continuously working to install new, and upgrade its existing, information technology systems and provide employees awareness training around phishing, malware, and other cyber risks to ensure that the Company is protected, to the greatest extent possible, against cyber risks and security breaches. While CGI selects third-party vendors carefully, it does not control

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their actions. Any problems caused by these third parties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor could adversely affect our ability to deliver solutions and services to our clients and otherwise conduct business.

The Company and certain of its clients, contractors, business partners, vendors and other third parties use open-source services, which can entail risk to end-user security. These open source projects are often created and maintained by volunteers, who do not always have adequate resources and employees for incident response and proactive maintenance even as their projects are critical to the internet economy. Vulnerabilities discovered in these open source services can be exploited by attackers, which could compromise our system infrastructure and/or lead to a loss or breach of personal and/or proprietary information, financial loss, and other irreversible harm.

While our liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that can result from security breaches, cyber-attacks and other related breaches. As the cyber threat landscape evolves, and CGI and our clients increase our digital footprint, we may find it necessary to make additional significant investments to protect data and infrastructure. Occurrence of any of the aforementioned security threats could expose the Company, our clients or other third parties to potential liability, litigation, and regulatory action, in addition to loss of client confidence, loss of existing or potential clients, loss of sensitive government contracts, damage to brand and reputation, and other financial loss.

Damage to our reputation may harm our ability to obtain new clients and retain our existing clients.

CGI’s reputation as a capable and trustworthy service provider and long-term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and net earnings.

Our inability to meet regulatory requirements and/or stakeholders expectations of disclosure, management and implementation of ESG initiatives and standards, could have an adverse effect on our business.

Perceptions with respect to environmental, social and governance approaches have changed and certain shareholders, investors, clients, employees and other stakeholders agree that these issues have become a current and imminent concern. As such, perceptions of our operations held by our stakeholders may depend, in part, on the ESG initiatives and standards that we have chosen to implement, and whether or not we meet them.

We are subject to evolving regulatory requirements and have set a number of ambitious ESG commitments and targets to monitor our ESG performance and align our strategic imperatives, including without limitation, our commitment to net-zero carbon emissions as defined under Scope 1, 2, and the business travel of Scope 3 of the greenhouse gas protocol. Our ability to meet these requirements and to achieve these commitments and targets depends on many factors and is subject to many risks that could cause our assumptions or estimates to be inaccurate and cause actual results or events to differ materially from those expressed in, or implied by, these commitments and targets. Failure to effectively manage and sufficiently report ESG matters could lead to negative business, financial, legal and regulatory consequences for the Company.

Our revenue and profitability may decline and the accuracy of our financial reporting may be impaired if we fail to design, implement, monitor and maintain effective internal controls.

Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

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Future funding requirements may affect our business and growth opportunities and we may not have access to favourable financing opportunities in the future.

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event we would need to raise additional funds through equity or debt financing to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, there can be no assurance that such financing will be available in amounts and on terms acceptable to us. Factors such as capital market disruptions, inflation, recession, political, economic and financial market instability, government policies, central bank monetary policies, and changes to bank regulations, could reduce the availability of capital or increase the cost of such capital. Our ability to raise the required funding depends on prevailing market conditions, the capacity of the capital markets to meet our equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of our commercial objectives. Increasing interest rates, volatility in our share price, rising inflation, and the capacity of our current lenders to meet our additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that we may, in the future, identify or plan. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

The inability to service our debt and other financial obligations, or our inability to fulfill our financial covenants, could have a material adverse effect on our business, financial condition and results of operations.

The Company has a substantial amount of debt and significant interest payment requirements. A portion of cash flows from operations goes to the payment of interest on the Company’s indebtedness. The Company’s ability to service its debt and other financial obligations is affected by prevailing economic conditions in the markets that we serve and financial, business and other factors, many of which are beyond our control. We may be unable to generate sufficient cash flow from operations and future borrowings or other financing may be unavailable in an amount sufficient to enable us to fund our future financial obligations or our other liquidity needs. In addition, we are party to a number of financing agreements, including our credit facilities, and the indentures governing our senior unsecured notes, which agreements, indentures and instruments contain financial and other covenants, including covenants that require us to maintain financial ratios and/or other financial or other covenants. If we were to breach the covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors. Our inability to service our debt and other financial obligations, or our inability to fulfill our financial or other covenants in our financing agreements, could have an adverse effect on our business, financial condition and results of operations.

We may be adversely affected by interest rate fluctuations.

Although a significant portion of the Company’s indebtedness bears interest at fixed rates, the Company remains exposed to interest rate risk under certain of its credit facilities. If interest rates increase, debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and net income and cash flows would decrease, which could materially adversely affect the Company’s financial condition and operating results.

Changes in the Company’s creditworthiness or credit ratings could affect the cost at which the Company can access capital or credit markets.

The Company and each of the U.S. dollar denominated and Canadian dollar denominated senior unsecured notes received credit ratings. Credit ratings are generally evaluated and determined by independent third parties and may be impacted by events outside of the Company’s control, as well as other material decisions made by the Company. Credit rating agencies perform independent analysis when assigning credit ratings and such analysis includes a number of criteria. Such criteria are reviewed on an on-going basis and are therefore subject to change. Any rating assigned to the Company or to our debt securities may be revised or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Real or anticipated changes in the perceived creditworthiness of the Company and/or in the credit rating of its debt obligations could affect the market value of such debt obligations and the ability of the Company to access capital or credit markets, and/or the cost at which it can do so.

70 — MANAGEMENT’S DISCUSSION AND ANALYSIS

We may be adversely affected by currency fluctuations.

The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our global hedging strategy. However, as we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions could fail to perform their obligations under our hedging instruments. Furthermore, there can be no assurance that our hedging strategy and arrangements will offset the impact of fluctuations in currency exchange rates, which could materially adversely affect our business revenues, results of operations, financial condition or prospects. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

Our functional and reporting currency is the Canadian dollar. As such, our European, U.S., U.K., Asian and Australian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of operations.

Our ability to declare and pay dividends is subject to discretion and future performance.

We have announced a dividend program providing for a cash dividend on our Class A Shares and our Class B shares (multiple voting). There can be no assurance as to our ability to declare and pay dividends in accordance with the dividend program, whether or when we will declare and pay dividends in the future, or the frequency or amount of any such dividend. Our ability to declare and pay dividends will depend on various factors that are not presently known, including our future operating cash flows, sources of capital, the satisfaction of solvency tests and other financial requirements, our operations and financial results, our potential alternative uses of cash, such as acquisitions, our ability to repatriate cash from our subsidiaries, as well as our periodic review of our dividend program and other policies.

10.2. LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

Transfer Agent

Computershare Investor Services Inc.

+1(800) 564-6253

Investor Relations

Kevin Linder

Senior Vice-President, Investor Relations

Telephone: +1(905) 973-8363

kevin.linder@cgi.com

1350 René-Lévesque Boulevard West

25th Floor

Montréal, Quebec

H3G 1T4

Canada

cgi.com

FISCAL 2024 RESULTS — 71

Management’s and Auditors’ Reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Inc. (the Company) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (MD&A). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and necessarily include some amounts that are based on management’s best estimates and judgement. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s consolidated financial statements and the effectiveness of internal control over financial reporting are subject to audits by an Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP, whose report follows. PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm appointed by our shareholders upon the recommendation of the Audit and Risk Management Committee of the Board of Directors, has performed independent audits of the consolidated balance sheets as at September 30, 2024 and 2023 and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended September 30, 2024 and 2023 and the effectiveness of our internal control over financial reporting as at September 30, 2024.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with PricewaterhouseCoopers LLP and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulate the appropriate recommendations to the Board of Directors. PricewaterhouseCoopers LLP has full and unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

François Boulanger President and Chief Executive Officer	Steve Perron Executive Vice-President and Chief Financial Officer

November 5, 2024

72 — CONSOLIDATED FINANCIAL STATEMENTS

Management’s and Auditors’ Reports

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed, under the supervision of and with the participation of the President and Chief Executive Officer as well as the Executive Vice-President and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

The Company’s internal control over financial reporting includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s assessment and conclusion on the effectiveness of internal controls over financial reporting excludes the controls, policies and procedures of Aeyon LLC (Aeyon), the control of which was acquired on September 13, 2024. Aeyon’s results since the acquisition date represented 0.1% of revenue for the year ended September 30, 2024 and constituted 3.2% of total assets as at September 30, 2024.

Management, under the supervision of and with the participation of the President and Chief Executive Officer as well as the Executive Vice-President and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2024 was effective.

The effectiveness of the Company’s internal control over financial reporting as of September 30, 2024 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report which appears herein.

François Boulanger President and Chief Executive Officer	Steve Perron Executive Vice-President and Chief Financial Officer

November 5, 2024

FISCAL 2024 RESULTS — 73

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CGI Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of CGI Inc. and its subsidiaries (the Company) as of September 30, 2024 and 2023, and the related consolidated statements of earnings, of comprehensive income, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

74 — CONSOLIDATED FINANCIAL STATEMENTS

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

Basis for Opinions (continued)

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in the Management’s Report on Internal Control over Financial Reporting, management has excluded Aeyon LLC (Aeyon) from its assessment of internal control over financial reporting as of September 30, 2024, because it was acquired by the Company in a purchase business combination on September 13, 2024. We have also excluded Aeyon from our audit of internal control over financial reporting. Aeyon is a wholly owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 3.2% and 0.1%, respectively, of the related consolidated financial statement amounts as of and for the year ended September 30, 2024.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit and Risk Management Committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

FISCAL 2024 RESULTS — 75

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

Critical Audit Matters (continued)

Revenue Recognition - Estimates of total expected labour costs for business and strategic information technology (IT) consulting and systems integration services under fixed-fee arrangements

As described in notes 3 and 29 to the consolidated financial statements, the Company recognizes revenue for business and strategic IT consulting and systems integration services under fixed-fee arrangements using the percentage-of-completion method over time. For the year ended September 30, 2024, revenue under fixed-fee arrangements makes up a portion of the Company’s business and strategic IT consulting and systems integration services revenues of $6,634,295,000. The selection of the measure of progress towards completion requires management’s judgement and is based on the nature of the services to be provided. As disclosed by management, the Company relies on estimates of total expected labour costs, which are compared to labour costs incurred to date, to arrive at an estimate of the progress to completion which determines the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs. Management has disclosed that there are many factors that can affect the estimates of total expected labour costs, including, but not limited to, changes in scope of the contracts, delays in reaching milestones, and complexities in project delivery.

The principal considerations for our determination that performing procedures relating to Revenue Recognition – Estimates of total expected labour costs for business and strategic IT consulting and systems integration services under fixed-fee arrangements is a critical audit matter are (i) there was significant judgement by management when developing the estimates of total expected labour costs; and (ii) there was auditor judgement and effort in performing procedures to evaluate the estimates of total expected labour costs, including the assessment of management’s judgement about the Company’s ability to properly assess the factors that can affect the estimates of total expected labour costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimates of total expected labour costs. These procedures also included, among others, evaluating and testing management’s process, on a sample basis, for determining the estimates of total expected labour costs determined by management by (i) testing total labour costs incurred to supporting evidence; (ii) performing a comparison of the sum of total labour costs incurred and the total expected labour costs to complete to the originally estimated costs; and (iii) evaluating the process of the timely identification of factors that can affect the total expected labour costs including, but not limited to, changes to the scope of the contracts, delays in reaching milestones, and complexities in project delivery.

/s/ PricewaterhouseCoopers LLP

Montréal, Canada

November 5, 2024

We have served as the Company’s auditor since 2019.

76 — CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Earnings

For the years ended September 30

(in thousands of Canadian dollars, except per share data)

	Notes	2024	2023
		$	$

Revenue	29	14,676,152	14,296,360

Operating expenses

Costs of services, selling and administrative	23	12,259,730	11,982,421

Acquisition-related and integration costs	27c	5,866	53,401

Cost optimization program	25	91,063	8,964

Net finance costs	26	27,889	52,463

Foreign exchange loss		653	1,198

		12,385,201	12,098,447

Earnings before income taxes		2,290,951	2,197,913

Income tax expense	16	598,236	566,664

Net earnings		1,692,715	1,631,249

Earnings per share

Basic earnings per share	21	7.42	6.97

Diluted earnings per share	21	7.31	6.86

See Notes to the Consolidated Financial Statements.

FISCAL 2024 RESULTS — 77

Consolidated Statement of Comprehensive Income

For the years ended September 30

(in thousands of Canadian dollars)

	2024	2023
	$	$

Net earnings	1,692,715	1,631,249

Items that will be reclassified subsequently to net earnings (net of income taxes):

Net unrealized gains on translating financial statements of foreign operations	361,938	242,789

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	(63,308)	(53,959)

Deferred gains (costs) of hedging on cross-currency swaps	5,490	(14,733)

Net unrealized losses on cash flow hedges	(18,454)	(18,750)

Net unrealized gains on financial assets at fair value through other comprehensive income	5,859	660

Items that will not be reclassified subsequently to net earnings (net of income taxes):

Net remeasurement gains (losses) on defined benefit plans	753	(36,778)

Other comprehensive income	292,278	119,229

Comprehensive income	1,984,993	1,750,478

See Notes to the Consolidated Financial Statements.

78 — CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet

For the years ended September 30

(in thousands of Canadian dollars)

	Notes	2024	2023
		$	$
Assets

Current assets

Cash and cash equivalents	28e and 32	1,461,145	1,568,291

Accounts receivable	4 and 32	1,398,402	1,425,117

Work in progress		1,208,095	1,143,685

Current financial assets	32	8,334	103,463

Prepaid expenses and other current assets		211,279	198,377

Income taxes		23,271	6,067
Total current assets before funds held for clients		4,310,526	4,445,000

Funds held for clients	5	506,780	488,727
Total current assets		4,817,306	4,933,727

Property, plant and equipment	6	366,823	389,276

Right-of-use assets	7	466,115	482,321

Contract costs	8	344,029	308,446

Intangible assets	9	718,575	623,103

Other long-term assets	10	110,440	84,776

Long-term financial assets	11	149,237	147,968

Deferred tax assets	16	242,567	105,432

Goodwill	12	9,470,376	8,724,450
		16,685,468	15,799,499

Liabilities

Current liabilities

Accounts payable and accrued liabilities		999,790	924,659

Accrued compensation and employee-related liabilities		1,165,903	1,100,566

Deferred revenue		536,788	488,761

Income taxes		150,300	250,869

Current portion of long-term debt	14	999	1,158,971

Current portion of lease liabilities		150,252	198,857

Provisions	13	27,471	24,965

Current derivative financial instruments	32	13,073	4,513
Total current liabilities before clients’ funds obligations		3,044,576	4,152,161

Clients’ funds obligations		504,515	493,638
Total current liabilities		3,549,091	4,645,799

Long-term debt	14	2,687,309	1,941,350

Long-term lease liabilities		469,843	443,106

Long-term provisions	13	18,951	19,198

Other long-term liabilities	15	301,082	243,592

Long-term derivative financial instruments	32	19,704	1,700

Deferred tax liabilities	16	21,132	31,081

Retirement benefits obligations	17	190,366	163,379
		7,257,478	7,489,205
Equity

Retained earnings		7,129,370	6,329,107

Accumulated other comprehensive income	18	451,253	158,975

Capital stock	19	1,470,333	1,477,180

Contributed surplus		377,034	345,032
		9,427,990	8,310,294
		16,685,468	15,799,499

See Notes to the Consolidated Financial Statements.

Approved by the Board of Directors	François Boulanger	Serge Godin

	Director	Director

FISCAL 2024 RESULTS — 79

Consolidated Statements of Changes in Equity

For the years ended September 30

(in thousands of Canadian dollars)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity

		$	$	$	$	$

Balance as at September 30, 2023		6,329,107	158,975	1,477,180	345,032	8,310,294

Net earnings		1,692,715	—	—	—	1,692,715

Other comprehensive income		—	292,278	—	—	292,278

Comprehensive income		1,692,715	292,278	—	—	1,984,993

Share-based payment costs		—	—	—	67,840	67,840

Income tax impact associated with share-based payments		—	—	—	9,735	9,735

Exercise of stock options	19	—	—	91,800	(15,265)	76,535

Exercise of performance share units	19	823	—	14,078	(30,308)	(15,407)

Purchase for cancellation of Class A subordinate voting shares, net of tax	19	(893,275)	—	(45,878)	—	(939,153)

Purchase of Class A subordinate voting shares held in trusts	19	—	—	(66,847)	—	(66,847)

Balance as at September 30, 2024		7,129,370	451,253	1,470,333	377,034	9,427,990

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity

		$	$	$	$	$

Balance as at September 30, 2022		5,425,005	39,746	1,493,169	314,804	7,272,724

Net earnings		1,631,249	—	—	—	1,631,249

Other comprehensive income		—	119,229	—	—	119,229

Comprehensive income		1,631,249	119,229	—	—	1,750,478

Share-based payment costs		—	—	—	58,214	58,214

Income tax impact associated with share-based payments		—	—	—	14,423	14,423

Exercise of stock options	19	—	—	106,051	(17,735)	88,316

Exercise of performance share units	19	(2,885)	—	13,680	(24,674)	(13,879)

Purchase for cancellation of Class A subordinate voting shares	19	(725,538)	—	(61,368)	—	(786,906)

Unrealized commitment to purchase Class A subordinate voting shares		1,276	—	103	—	1,379

Purchase of Class A subordinate voting shares held in trusts	19	—	—	(74,455)	—	(74,455)

Balance as at September 30, 2023		6,329,107	158,975	1,477,180	345,032	8,310,294

See Notes to the Consolidated Financial Statements.

80 — CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

For the years ended September 30

(in thousands of Canadian dollars)

	Notes	2024	2023

		$	$
Operating activities

Net earnings		1,692,715	1,631,249

Adjustments for:

Amortization, depreciation and impairment	24	536,859	519,648

Deferred income tax recovery	16	(146,100)	(109,496)

Foreign exchange gain		(11,043)	(766)

Share-based payment costs		67,840	58,214

Gain on sale of property, plant and equipment and on lease terminations		(284)	(3,065)

Net change in non-cash working capital items and others	28a	64,996	16,465

Cash provided by operating activities		2,204,983	2,112,249

Investing activities

Net change in short-term investments		59,053	(81,131)

Business acquisitions (net of cash acquired)	27	(380,313)	(13,039)

Loan receivable		7,508	(15,846)

Purchase of property, plant and equipment		(109,733)	(159,769)

Proceeds from sale of property, plant and equipment		5,732	—

Additions to contract costs		(97,059)	(102,082)

Additions to intangible assets		(153,907)	(147,200)

Purchase of long-term investments		(161,842)	(93,275)

Proceeds from sale of long-term investments		55,177	50,484

Cash used in investing activities		(775,384)	(561,858)

Financing activities

Increase of long-term debt	28c	747,073	948

Repayment of long-term debt	28c	(1,154,878)	(79,150)

Settlement of derivative financial instruments	28c and 32	38,943	2,921

Payment of lease liabilities	28c	(146,762)	(161,211)

Repayment of debt assumed from business acquisitions	28c	(162,146)	(56,994)

Purchase for cancellation of Class A subordinate voting shares	19	(934,765)	(788,020)

Issuance of Class A subordinate voting shares		76,523	88,316

Purchase of Class A subordinate voting shares held in trusts	19	(66,847)	(74,455)

Withholding taxes remitted on the net settlement of performance share units	19	(15,407)	(13,879)

Net change in clients’ funds obligations		10,609	(110,852)

Cash used in financing activities		(1,607,657)	(1,192,376)

Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients		34,704	8,884

Net (decrease) increase in cash, cash equivalents and cash included in funds held for clients		(143,354)	366,899

Cash, cash equivalents and cash included in funds held for clients, beginning of year		1,838,083	1,471,184

Cash, cash equivalents and cash included in funds held for clients, end of year		1,694,729	1,838,083

Cash composition:

Cash and cash equivalents		1,461,145	1,568,291

Cash included in funds held for clients	5	233,584	269,792

Supplementary cash flow information (Note 28).

See Notes to the Consolidated Financial Statements.

FISCAL 2024 RESULTS — 81

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business and strategic IT consulting and systems integration services, and intellectual property (IP) business solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

The Company’s consolidated financial statements for the years ended September 30, 2024 and 2023 were authorized for issue by the Board of Directors on November 5, 2024.

3.	Summary of material accounting policies

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has right to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the relevant activities of the entity. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date control over the subsidiaries ceases.

BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which have been measured at fair value as described below.

USE OF JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets, liabilities, equity and the accompanying disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because the use of judgements and estimates is inherent in the financial reporting process, actual results could differ.

Significant judgements and estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following within the next financial years: revenue recognition, deferred tax assets, estimated losses on revenue-generating contracts, goodwill impairment, right-of-use assets, business combinations, provisions for uncertain tax treatments and litigation and claims.

The judgements, apart from those involving estimations, that have the most significant effect on the amounts recognized in the consolidated financial statements are:

Revenue recognition of multiple deliverable arrangements

Assessing whether the deliverables within an arrangement are separate performance obligations requires judgement by management. A deliverable is identified as a separate performance obligation if the customer benefits from it on its own or together with resources that are readily available to the customer and if it is separately identifiable from the other deliverables in the contract. The Company assesses if the deliverables are separately identifiable in the context of the contract by determining if the deliverables are integrated into a combined output, one or more deliverables significantly modify or customize others, or if the deliverables are highly interdependent or interrelated. If any of these factors are met, the deliverables are treated as a combined performance obligation.

82 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

USE OF JUDGEMENTS AND ESTIMATES (CONTINUED)

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable income will be available against which the losses can be utilized. Management judgement is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company relies on forecasts and the availability of future tax planning strategies.

A description of estimates is included in the respective sections within the Notes to the Consolidated Financial Statements.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue through the provision of managed IT and business process services, business and strategic IT consulting and systems integration services, and intellectual property (IP) business solutions as described in Note 1, Description of business.

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company accounts for a contract or a group of contracts when the following criteria are met: the parties to the contract have approved the contract in which their rights, their obligations and the payment terms have been identified, the contract has commercial substance, and the collectability of the consideration is probable.

A contract modification is a change in the scope or price of an existing revenue-generating customer contract. The Company accounts for a contract modification as a separate contract when the scope of the contract increases because of the addition of promised performance obligations and the price of the contract increases by an amount of consideration that reflects its stand-alone selling prices. When the contract is not accounted for as a separate contract, the Company recognizes an retrospective adjustment to revenue on the existing contract as at the date of the contract modification or, if the remaining products and services are distinct performance obligations, the Company recognizes the remaining consideration prospectively.

Revenue is recognized when or as the Company satisfies a performance obligation by transferring a promise of good or service to the customer and are measured at the amount of consideration the Company expects to be entitled to receive, including variable consideration, such as, performance-based consideration, discounts, volume rebates and service-level penalties. Variable consideration is estimated and is included only to the extent it is highly probable that a significant adjustment to revenue recognized will not occur. In making this judgement, management will consider all information available at the time (historical, current and forecasted), the Company’s knowledge of the client or the industry, the type of services to be delivered and the specific contractual terms of each arrangement.

Revenue from sales of third party vendor’s products, such as software licenses, hardware or services is recorded on a gross basis when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. To determine whether the Company is a principal or an agent, it evaluates whether control is obtained of the products or services before they are transferred to the client. This is often demonstrated when the Company provides significant integration of the products and services from a third party vendor into the Company’s products and services delivered to the client. Other factors considered include whether the Company has the primary responsibility for providing the product or service, has inventory risk before the specified good or service has been transferred to a client, or after transfer of control to a client, and has discretion establishing the selling price.

Relative stand-alone selling price

The Company’s arrangements often include a mix of the services and products as described below. If an arrangement involves the provision of multiple performance obligations, the total arrangement value is allocated to each performance obligations based on its relative stand-alone selling price. When estimating the stand-alone selling price of each performance obligations, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar deliverables. When observable prices are not available, the Company estimates stand-alone selling prices based on its best estimate.

FISCAL 2024 RESULTS — 83

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Relative stand-alone selling price (continued)

The best estimate of the stand-alone selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. Additionally, in certain circumstances, the Company may apply the residual approach when estimating the stand-alone selling price of software license products, for which the Company has not yet established the price or has not previously sold on a stand-alone basis.

As an incentive, upon client contract signature, the Company may provide discounts. These incentives are considered in the allocation of the relative stand-alone selling price of the performance obligations.

The appropriate revenue recognition method is applied for each performance obligation as described below.

Managed IT and business process services

Revenue from managed IT and business process services arrangements is generally recognized over time as the services are provided at the contractual billings, which corresponds with the value provided to the client, unless there is a better measure of performance or delivery.

Business and strategic IT consulting and systems integration services

Revenue from business and strategic IT consulting and systems integration services under time and material arrangements is recognized over time as the services are rendered, and revenue under cost-based arrangements is recognized over time as reimbursable costs are incurred. Contractual billings of such arrangements correspond with the value provided to the client, and therefore revenues are generally recognized when amounts become billable.

Revenue from business and strategic IT consulting and systems integration services under fixed-fee arrangements is recognized using the percentage-of-completion method over time, as the Company has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. The Company primarily uses labour costs to measure the progress towards completion. This method relies on estimates of total expected labour costs, which are compared to labour costs incurred to date, to arrive at an estimate of the progress to completion which determines the percentage of revenue earned to date. Factors considered in the estimates include: changes in scope of the contracts, delays in reaching milestones, complexities in project delivery, availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. Management regularly reviews underlying estimates of total expected labour costs.

Software licenses and Software-as-a-Service (SaaS)

CGI offers its intellectual property (IP) solutions as well as third party solutions in the form of software license arrangements. Most of these arrangements include other services such as implementation, customization and maintenance. For these types of arrangements, revenue from a software license, when identified as a performance obligation, is recognized at a point in time upon delivery. Otherwise when the software is significantly customized, integrated or modified, it is combined with the implementation and customization services and is accounted for as described in the business and strategic IT consulting and systems integration services section above. Revenue from maintenance services for software licenses sold is recognized straight-line over the term of the maintenance period.

CGI also provides its IP solutions in the form of SaaS where the customer cannot terminate the hosting contract and take possession of the software without significant penalty. SaaS are part of the managed IT and business process services offering where revenue is generally recognized over time as the services are provided. Transition activities to bring clients to the SaaS platforms, including hosting set-up and customization, that are not considered distinct performance obligations are capitalized as transition costs and amortized over the service period.

84 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Work in progress and deferred revenue

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the performance of services or delivery of products are classified as deferred revenue. Work in progress and deferred revenue are presented net on a contract by-contract basis. During the year ended September 30, 2024, the revenues recognized from the short-term deferred revenue was not significantly different than what was presented as at September 30, 2023.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash and short-term investments having a maturity of three months or less from the date of purchase.

SHORT-TERM INVESTMENTS

Short-term investments, comprise generally of term deposits, have remaining maturities over three months, but not more than one year, at the date of purchase.

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS

In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claims holders, files tax returns and handles related regulatory correspondence and amendments. The funds held for clients include cash, short-term investments and long-term bonds. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the consolidated balance sheet date. The market fluctuations affect the fair value of the long-term bonds. Due to those fluctuations, funds held for clients might not equal to the clients’ funds obligations.

Interest income earned and realized gains and losses on the disposal of short-term investments and long-term bonds are recorded in revenue in the period that the income is earned, as the collecting, holding and remitting of these funds are critical components of providing these services.

PROPERTY, PLANT AND EQUIPMENT (PP&E)

PP&E are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years

Leasehold improvements	Lesser of the useful life or lease term

Furniture, fixtures and equipment	3 to 10 years

Computer equipment	3 to 5 years

LEASES

When the Company enters into contractual agreements with suppliers, an assessment is performed to determine if the contract contains a lease. The Company identified lease agreements under the following categories: Properties, Motor vehicles and others, as well as Computer equipment.

The Company identifies a lease if it conveys the right to control the use of an identified asset for a specific period in exchange for a determined consideration. At inception, a right-of-use asset for the underlying asset and corresponding lease liability are presented in the consolidated balance sheet measured on a present value basis except for short-term leases (expected term of 12 months or less) and leases with low value underlying asset for which payments are recorded as an expense on a straight-line basis over the lease term.

The right-of-use assets are measured at initial lease liabilities adjusted by lease payments made before the commencement date, indirect costs and lease incentives received. The right-of-use assets are depreciated on a straight-line basis over the expected lease term of the underlying asset.

FISCAL 2024 RESULTS — 85

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

LEASES (CONTINUED)

Lease liabilities are measured at present value of non-cancellable payments of the expected lease term, which are mostly made of fixed payments of rent; variable payments that are based on an index or a rate; amounts expected to be payable as residual value guarantees and extension or termination option if reasonably certain to be exercised.

Non-lease components, mostly made of fixed maintenance fees and property tax are excluded from the lease liabilities. Payments are recorded as an expense over the lease term as part of property costs.

The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. Lease extension or termination options are only considered in the lease term if it is reasonably certain of being exercised. Factors evaluated include value of leasehold improvements required and any potential incentive to take the option.

Discount rate used in the present value calculation is the incremental borrowing rate unless the implicit interest rate in the lease can be readily determined. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its creditworthiness, the term of the arrangement, any collateral received and the economic environment at the lease date.

The lease liabilities are subsequently adjusted by interest which is recorded as part of net finance costs as well as from lease payments made.

Furthermore, lease liabilities are remeasured (along with the corresponding adjustment to the right-of-use asset), whenever the following situations occur:

–

a modification in the lease term or a change in the assessment of an option to extend, purchase or terminate the lease, for which the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; and

–

a modification in the residual guarantees or in future lease payments due to a change of an index or rate tied to the payments, for which the lease liability is remeasured by discounting the revised lease payments using the initial discount rate determined when setting up the liability.

In addition, upon partial or full termination of a lease, the difference between the carrying amounts of the lease liability and the right-of-use asset is recorded in the consolidated statements of earnings.

CONTRACT COSTS

Contract costs are comprised primarily of transition costs incurred to implement long-term managed IT and business process services contracts, including SaaS, as well as incentives.

Transition costs

Transition costs consist mostly of costs associated with the installation of systems and processes, conversion of the client’s applications to the Company’s platforms incurred after the award of managed IT and business process services contracts, including SaaS hosting set-up and customization. Transition costs are comprised essentially of labour costs consisting of employee compensation and related fringe benefits. Labour costs also include subcontractor costs.

Incentives

Occasionally, incentives are granted to clients upon the signing of managed IT and business process services contracts. These incentives are granted in the form of cash payments.

Amortization of contract costs

Contract costs are amortized using the straight-line method over the period services are provided. Amortization of transition costs is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.

86 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

CONTRACT COSTS (CONTINUED)

Impairment of contract costs

When a contract is not expected to be profitable, the estimated loss is first applied to impair the related capitalized contract costs. The excess of the expected loss over the capitalized contract costs is recorded as onerous revenue-generating contracts in provisions. If at a future date the contract returns to profitability, the estimated losses on revenue-generating contracts must be reversed first, and if there is still additional projected profitability then any capitalized contract costs that were impaired must be reversed. The reversal of the impairment loss is limited so that the carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the contract costs in prior years.

INTANGIBLE ASSETS

Intangible assets consist of software, business solutions and client relationships. Software and business solutions are recorded at cost. Software internally developed is capitalized when it meets specific capitalization criteria related to technical and financial feasibility and when the Company demonstrates its ability and intention to use it. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Software, business solutions and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involves estimates, such as the forecasting of future cash flows and discount rates.

Amortization of intangible assets

The Company amortizes its intangible assets using the straight-line method over their estimated useful lives.

Software	1 to 8 years

Business solutions	3 to 10 years

Client relationships and backlog	5 to 7 years

IMPAIRMENT OF PP&E, RIGHT-OF-USE ASSETS, INTANGIBLE ASSETS AND GOODWILL

Timing of impairment testing

The carrying values of PP&E, right-of-use assets, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying values of intangible assets not available for use are tested for impairment annually as at September 30. Goodwill is also tested for impairment annually during the fourth quarter of each fiscal year.

Impairment testing

If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (CGU) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (VIU) to the Company. The Company mainly uses the VIU. In assessing the VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.

FISCAL 2024 RESULTS — 87

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

IMPAIRMENT OF PP&E, RIGHT-OF-USE ASSETS, INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

Impairment testing (continued)

Goodwill acquired through business combinations is allocated to the CGU or group of CGUs that are expected to benefit from acquired work force and synergies of the related business combination. The group of CGUs that benefit from the acquired work force and synergies correspond to the Company’s operating segments. For goodwill impairment testing purposes, the group of CGUs that represents the lowest level within the Company at which management monitors goodwill is the operating segment level.

The recoverable amount of each operating segment has been determined based on the VIU calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years. Key assumptions used in the VIU calculations are the pre-tax discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the segment’s operating performance and growth prospects in the operating segment’s market. The pre-tax discount rate applied to an operating segment is derived from the weighted average cost of capital (WACC). Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC. Impairment losses relating to goodwill cannot be reversed in future periods.

For impaired assets, other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the recoverable amount of the asset. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the recoverable amount of the asset since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings.

LONG-TERM FINANCIAL ASSETS

Long-term financial assets are comprised mainly of deferred compensation plan assets and long-term investments bonds which are presented as long-term based on management’s intentions.

BUSINESS COMBINATIONS

The Company accounts for its business combinations using the acquisition method. Under this method, the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred or when a present legal or constructive obligation exists. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. Management makes assumptions when determining the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates and the useful lives of the assets acquired. Subsequent changes in fair values are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes in judgements and estimates are recognized in the consolidated statements of earnings.

88 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of performance share units (PSUs), stock options and restricted share units (RSUs).

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Development costs related to software and business solutions are charged to earnings in the period they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility as described in the Intangible assets section above.

TAX CREDITS

The Company follows the income approach to account for research and development (R&D) and other tax credits, whereby tax credits are recorded when there is a reasonable assurance that the assistance will be received and that the Company will comply with all relevant conditions. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expenses and recognized in the period in which the related expenditures are charged to earnings. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related assets. The tax credits recorded are based on management’s best estimates of amounts expected to be received and are subject to audit by the taxation authorities. These estimates are reviewed each reporting period and updated, based on new information available.

INCOME TAXES

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheets date.

Deferred tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for consolidated financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets and liabilities are recognized in earnings, in other comprehensive income or in equity based on the classification of the item to which they relate.

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecasts and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction on an undiscounted basis.

The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes as the determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations and requires estimates and assumptions considering the existing facts and circumstances. The Company provides for potential tax liabilities based on the most likely amount of the possible outcomes. Estimates are reviewed each reporting period and updated, based on new information available, and could result in changes to the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

FISCAL 2024 RESULTS — 89

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for litigation and claims provisions arising in the ordinary course of business, decommissioning liabilities for leases of office buildings, onerous revenue-generating contracts and onerous supplier contracts. The Company also records severance provisions related to specific initiatives such as cost optimization programs and the integration of its business acquisitions.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provisions due to the passage of time is recognized as finance costs.

The accrued litigation and legal claims provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

Decommissioning liabilities pertain to leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows.

Provisions for onerous revenue-generating contracts are recorded when remaining unavoidable costs of fulfilling the contract exceed the remaining estimated revenue from the contract. Management regularly reviews arrangement profitability and the underlying estimates.

Provisions for onerous supplier contracts are recorded when the unavoidable net cash flows from honoring the contract are negative. The provision represents the lowest of the costs to fulfill the contract and the penalties to exit the contract. Those are generally related to non-lease components of vacated leased premises.

Severance provisions are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.

TRANSLATION OF FOREIGN CURRENCIES

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.

Foreign currency transactions and balances

Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheets date. Unrealized and realized translation gains and losses are reflected in the consolidated statements of earnings.

Foreign operations

For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated at exchange rates in effect at the balance sheets date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses on translating financial statements of foreign operations are reported in other comprehensive income.

For foreign operations with the same functional currency as the Company, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheets date and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates during the period. Translation exchange gains or losses of such operations are reflected in the consolidated statements of earnings.

90 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

SHARE-BASED PAYMENTS

Equity-settled plans

The Company operates a Share Unit Plan (Share Unit Plan) and an equity-settled stock option plans under which the Company receives services from employees, officers and directors as consideration for equity instruments. Both PSUs and RSUs can be issued under the Share Unit Plan (and are collectively referred to as “Share Units” under such Share Unit Plan).

The fair value of the PSUs and RSUs is established based on the closing price of Class A subordinate voting shares of the Company on the Toronto Stock Exchange (TSX) at the grant date. For the stock options, the fair value is established using the Black-Scholes option pricing model at the grant date. The number of PSUs, RSUs and stock options expected to vest are estimated on the grant date and subsequently revised on each reporting date. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option and expected stock price volatility. The fair value of share-based payments, adjusted for expectations related to performance conditions and forfeitures, are recognized as share-based payment costs over the vesting period in earnings with a corresponding credit to contributed surplus on a graded-vesting basis if they vest annually or on a straight-line basis if they vest at the end of the vesting period.

When PSUs or RSUs are exercised, the recorded fair value of PSUs or RSUs is removed from contributed surplus and credited to capital stock. When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock options is removed from contributed surplus and credited to capital stock.

Share purchase plan

The Company operates a share purchase plan for eligible employees. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee’s salary. The Company’s contributions to the plan are recognized in salaries and other employee costs within costs of services, selling and administrative.

Cash-settled deferred share units

The Company operates a deferred share unit (DSU) plan to compensate the external members of the Board of Directors. The expense is recognized within costs of services, selling and administrative for each DSU granted equal to the closing price of Class A subordinate voting shares of the Company on the TSX at the date on which DSUs are awarded and a corresponding liability is recorded in accrued compensation and employee-related liabilities. After the grant date, the DSU liability is remeasured for subsequent changes in the fair value of the Company’s shares.

FINANCIAL INSTRUMENTS

All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings (FVTE) or at fair value through other comprehensive income (FVOCI). Financial assets are classified based on the Company’s management model of such instruments and their contractual cash flows they generate. Financial liabilities are classified and measured at amortized cost, unless they are held for trading and classified as FVTE.

The Company has made the following classifications:

FVTE

Cash and cash equivalents, cash included in funds held for clients, derivative financial instruments and deferred compensation plan assets within long-term financial assets are measured at fair value at the end of each reporting period and the resulting gains or losses are recorded in the consolidated statements of earnings.

Amortized Cost

Trade accounts receivable, long-term receivables within long-term financial assets, short-term investments in funds held for clients, accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, long-term debt and clients’ funds obligations are measured at amortized cost using the effective interest method. Financial assets classified at amortized cost are subject to impairment. For trade accounts receivable and work in progress, the Company applies the simplified approach to measure expected credit losses, which requires lifetime expected loss allowance to be recorded upon initial recognition of the financial assets.

FISCAL 2024 RESULTS — 91

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

FINANCIAL INSTRUMENTS (CONTINUED)

FVOCI

Short-term investments included in current financial assets, long-term bonds included in funds held for clients and long-term investments within long-term financial assets are measured at fair value through other comprehensive income and are subject to impairment for which the Company uses the low credit risk exemption.

The unrealized gains and losses, net of applicable income taxes, are recorded in other comprehensive income. Interest income measured using the effective interest method and realized gains and losses on derecognition are recorded in the consolidated statements of earnings.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the acquisition or issuance of financial instruments. Transaction costs related to financial instruments other than FVTE are included in the initial recognition of the corresponding asset or liability and are amortized using effective interest method. Transaction costs related to the unsecured committed revolving credit facility are included in other long-term assets and are amortized using the straight-line method over the expected life of the underlying agreement.

Financial assets are derecognized if the contractual rights to the cash flows from the financial asset expire or the asset is transferred and the transfer qualifies for derecognition as substantially all the risks and rewards of ownership of the financial asset have been transferred.

Fair value hierarchy

Fair value measurements recognized on the balance sheets are classified in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency exchange risks.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting date. The resulting gain or loss is recognized in the consolidated statements of earnings, unless the derivative is designated and is effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of earnings depends on the nature of the hedge relationship. The cash flows of the hedging instruments are classified in the same manner as the cash flows of the item being hedged.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management’s objective and strategy for undertaking the hedge. The documentation includes the identification of the nature of the risk being hedged, the economic relationship between the hedged item and the hedging instruments which should not be dominated by credit risk, the hedge ratio consistent with the risk management strategy pursued and how the Company will assess the effectiveness of the hedging relationship on an ongoing basis.

Management evaluates hedge effectiveness at inception of the hedge instrument and quarterly thereafter generally based on a managed hedge ratio of 1 for 1. Hedge effectiveness is measured prospectively as the extent to which changes in the fair value or cash flows of the derivative offsets the changes in the fair value or cash flows of the underlying hedged instrument or risk when there is a significant mismatch between the terms of the hedging instrument and the hedged item. Any meaningful imbalance is considered ineffectiveness in the hedge and accounted for accordingly in the consolidated statements of earnings.

92 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)

Hedges of net investments in foreign operations

The Company may use cross-currency swaps and foreign currency denominated long-term debt to hedge portions of the Company’s net investments in its U.S. and European operations. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income. Gains or losses relating to the ineffective portion are recognized in consolidated statements of earnings. When the hedged net investment is disposed of, the relevant amount in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.

Cash flow hedges of future revenue and long-term debt

The majority of the Company’s revenue and costs are denominated in a currency other than the Canadian dollar. The risk of foreign exchange fluctuations impacting the results is substantially mitigated by matching the Company’s costs with revenue denominated in the same currency. In certain cases where there is a substantial imbalance for a specific currency, the Company enters into foreign currency forward contracts to hedge the variability in the foreign currency exchange rates.

The Company also uses interest rate and cross-currency swaps to hedge either the cash flow exposure or the foreign exchange exposure of the long-term debt.

The effective portion of the change in fair value of the derivative financial instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings when the hedged item is recognized in the consolidated statements of earnings.

Cost of hedging

The Company has elected to account for forward element and foreign currency basis spread of forward contracts and cross-currency swaps as costs of hedging. In such cases, the deferred costs (gains) of hedging, net of applicable income taxes, are recognized as a separate component of the accumulated other comprehensive income and reclassified in the consolidated statements of earnings when the hedged item is derecognized.

EMPLOYEE BENEFITS

The Company operates both defined benefit and defined contribution post-employment benefit plans.

The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year.

For defined benefit plans, the defined benefit obligations are calculated by independent actuaries using the projected unit credit method. The retirement benefits obligations in the consolidated balance sheets represent the present value of the defined benefit obligations as reduced by the fair value of plan assets on a plan by plan basis. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions. Retirement benefits plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.

Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:

-	Can only be used to fund employee benefits;

-	Are not available to the Company’s creditors; and

-	Either cannot be paid to the Company unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Company.

Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as long-term financial assets in the consolidated balance sheets.

FISCAL 2024 RESULTS — 93

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

EMPLOYEE BENEFITS (CONTINUED)

The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions such as discount rates, future salary and pension increases, inflation rates and mortality. Any changes in assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The current service cost is recognized in the consolidated statements of earnings under costs of services, selling and administrative. The net interest cost calculated by applying the discount rate to the net defined benefit liabilities or assets is recognized as net finance cost or income. When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefits that relates to past services or the gains or losses on curtailment is recognized immediately in the consolidated statements of earnings. The gains or losses on the settlement of a defined benefit plan are recognized when the settlement occurs.

Remeasurements on defined benefit plans include actuarial gains and losses, changes in the effect of the asset ceiling and the return on plan assets, excluding the amount included in net interest on the net defined liabilities or assets. Remeasurements are charged or credited to other comprehensive income in the period in which they arise.

ADOPTION OF ACCOUNTING STANDARD

The following standard amendments have been adopted by the Company on October 1, 2023:

Definition of Accounting Estimates – Amendments to IAS 8

In February 2021, the International Accounting Standards Board (IASB) amended IAS 8 Accounting Policies, Changes in Accounting estimates and Errors to introduce a definition of accounting estimates and to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

In May 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The implementation of these standard amendments resulted in no impact on the Company’s consolidated financial statements.

International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12

On May 23, 2023, the IASB amended IAS 12 Income Taxes, to address the Pillar Two model rules for domestic implementation of a 15% global minimum tax. The standard amendments introduced a temporary recognition exception in relation to accounting and disclosure for deferred taxes arising from the implementation of the international tax reform, which was applied as of that date.

Since March 31, 2024, the Company is subject to additional disclosure requirements on current tax expense related to Pillar Two income taxes, as well as qualitative and quantitative information about the exposure to Pillar Two income taxes. The Company has performed an assessment of its potential exposure to Pillar Two income taxes based on the most recent country-by-country reporting and financial statements for its constituent entities.

The Pillar Two Model Rules – Amendments to IAS 12 had no significant impact on the Company’s consolidated financial statements.

94 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

FUTURE ACCOUNTING STANDARD CHANGES

The following standard amendments are effective as of October 1, 2024:

Classification of Liabilities as Current or Non-current and Information about long-term debt with covenants – Amendments to IAS 1

In January 2020, the IASB amended IAS 1 Presentation of Financial Statements, clarifying that the classification of liabilities as current or non-current is based on existing rights at the end of the reporting period, independent of whether the Company will exercise its right to defer settlement of a liability. Subsequently, in October 2022, the IASB introduced additional amendments to IAS 1, emphasizing that covenants for long-term debt, regardless whether the covenants were compliant after the reporting date, should not affect debt classification; instead, companies are required to disclose information about these covenants in the notes accompanying their financial statements.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB amended IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to introduce new disclosure requirements to enhance the transparency on supplier finance arrangements and their impact on the Company’s liabilities, cash flows and liquidity exposure. The new disclosure requirements will include information such as terms and conditions, the carrying amount of liabilities, the range of payment due dates, non-cash changes and liquidity risk information around supplier finance arrangements.

The implementation of these standard amendments will result in no impact on the Company’s consolidated financial statements.

The following standard amendments have been issued and will be effective as of October 1, 2026 for the Company, with earlier application permitted. The Company will evaluate the impact of these standard amendments on its consolidated financial statements.

Classification and measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments, which amend IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The standard amendments clarify that a financial liability is derecognized on the settlement date, specifically when the related obligation is discharged or cancelled or expires or the liability otherwise qualified for derecognition. Furthermore, they clarify the treatment of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event, and equity instruments classified at fair value through other comprehensive income. The new requirements will be applied retrospectively. An entity is required to disclose information about financial assets that change their measurement category due to the standard amendments.

The following standard has been issued by the IASB and will be effective as of October 1, 2027 for the Company, with earlier application permitted. The Company will evaluate the impact of this standard on its consolidated financial statements.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which is set to replace IAS 1 Presentation of Financial Statements. The new IFRS accounting standard is aimed to improve comparability and transparency of communication in financial statements. While a number of sections from IAS 1 have been brought forward to IFRS 18, the standard introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined financial performance measures used in public communications outside financial statements and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Retrospective application is required in both annual and interim financial statements.

FISCAL 2024 RESULTS — 95

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

4.	Accounts receivable

	As at September 30, 2024	As at September 30, 2023

	$	$

Trade (Note 32)	1,117,712	1,152,880

Tax credits and R&D tax credits	149,955	157,668

Other	130,735	114,569

	1,398,402	1,425,117

5.	Funds held for clients

	As at September 30, 2024	As at September 30, 2023

	$	$

Cash (Note 32)	233,584	269,792

Short-term investments	50,000	80,000

Long-term bonds (Note 32)	223,196	138,935

	506,780	488,727

96 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

6.	Property, plant and equipment

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total

	$	$	$	$	$

Cost

As at September 30, 2023	81,381	256,804	149,271	620,371	1,107,827

Additions	6,032	17,724	12,253	72,515	108,524

Additions - business acquisitions (Note 27)	—	96	196	1,086	1,378

Disposals/retirements	(10,236)	(27,142)	(19,273)	(86,710)	(143,361)

Foreign currency translation adjustment	3,353	5,768	2,754	17,057	28,932

As at September 30, 2024	80,530	253,250	145,201	624,319	1,103,300

Accumulated depreciation

As at September 30, 2023	26,979	165,260	94,710	431,602	718,551

Depreciation expense (Note 24)	2,550	28,974	12,988	90,306	134,818

Impairment (Note 24)	115	1,966	465	149	2,695

Disposals/retirements	(4,985)	(26,945)	(19,273)	(86,710)	(137,913)

Foreign currency translation adjustment	1,324	4,284	1,368	11,350	18,326

As at September 30, 2024	25,983	173,539	90,258	446,697	736,477

Net carrying amount as at September 30, 2024	54,547	79,711	54,943	177,622	366,823

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total

	$	$	$	$	$

Cost

As at September 30, 2022	77,371	262,972	152,083	598,725	1,091,151

Additions	1,933	29,301	16,145	111,011	158,390

Disposals/retirements	(167)	(39,269)	(20,477)	(100,769)	(160,682)

Foreign currency translation adjustment	2,244	3,800	1,520	11,404	18,968

As at September 30, 2023	81,381	256,804	149,271	620,371	1,107,827

Accumulated depreciation

As at September 30, 2022	23,467	170,647	101,302	426,127	721,543

Depreciation expense (Note 24)	3,234	28,697	12,675	98,759	143,365

Impairment (Note 24)	—	2,163	423	—	2,586

Disposals/retirements	(167)	(39,269)	(20,477)	(100,769)	(160,682)

Foreign currency translation adjustment	445	3,022	787	7,485	11,739

As at September 30, 2023	26,979	165,260	94,710	431,602	718,551

Net carrying amount as at September 30, 2023	54,402	91,544	54,561	188,769	389,276

FISCAL 2024 RESULTS — 97

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

7.	Right-of-use assets

	Properties	Motor vehicles and others	Computer equipment	Total

	$	$	$	$

Cost

As at September 30, 2023	1,022,910	199,501	38,943	1,261,354

Additions	46,289	41,968	208	88,465

Additions - business acquisitions (Note 27)	2,341	—	—	2,341

Change in estimates and lease modifications	18,422	—	—	18,422

Disposals/retirements	(81,524)	(46,014)	(29,942)	(157,480)

Foreign currency translation adjustment	34,574	6,156	965	41,695

As at September 30, 2024	1,043,012	201,611	10,174	1,254,797

Accumulated depreciation

As at September 30, 2023	644,021	98,800	36,212	779,033

Depreciation expense (Note 24)	89,198	35,507	1,910	126,615

Impairment (Note 24)	10,119	—	—	10,119

Disposals/retirements	(80,766)	(41,970)	(29,942)	(152,678)

Foreign currency translation adjustment	21,285	3,386	922	25,593

As at September 30, 2024	683,857	95,723	9,102	788,682

Net carrying amount as at September 30, 2024	359,155	105,888	1,072	466,115

	Properties	Motor vehicles and others	Computer equipment	Total

	$	$	$	$

Cost

As at September 30, 2022	1,049,445	180,164	40,689	1,270,298

Additions	32,772	48,883	1,030	82,685

Change in estimates and lease modifications	13,940	—	—	13,940

Disposals/retirements	(101,670)	(36,792)	(3,121)	(141,583)

Foreign currency translation adjustment	28,423	7,246	345	36,014

As at September 30, 2023	1,022,910	199,501	38,943	1,261,354

Accumulated depreciation

As at September 30, 2022	610,007	88,923	36,247	735,177

Depreciation expense (Note 24)	103,249	36,988	2,793	143,030

Impairment (Note 24)	9,649	—	—	9,649

Disposals/retirements	(94,676)	(31,700)	(3,121)	(129,497)

Foreign currency translation adjustment	15,792	4,589	293	20,674

As at September 30, 2023	644,021	98,800	36,212	779,033

Net carrying amount as at September 30, 2023	378,889	100,701	2,731	482,321

98 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

8.	Contract costs

		As at September 30, 2024			As at September 30, 2023
	Cost	Accumulated amortization and impairment	Net carrying amount	Cost	Accumulated amortization and impairment	Net carrying amount

	$	$	$	$	$	$

Transition costs	610,971	274,243	336,728	549,848	250,847	299,001

Incentives	51,045	43,744	7,301	52,331	42,886	9,445

	662,016	317,987	344,029	602,179	293,733	308,446

9.	Intangible assets

	Software	Software internally developed	Business solutions acquired	Business solutions internally developed	Client relationships and backlog	Total

	$	$	$	$	$	$

Cost

As at September 30, 2023	228,673	110,225	90,139	841,740	1,248,069	2,518,846

Additions	50,534	7,720	—	100,810	—	159,064

Business acquisitions (Note 27)	69	—	—	—	124,330	124,399

Disposals/retirements	(26,301)	(5,806)	(9,672)	(20,221)	—	(62,000)

Foreign currency translation adjustment	3,203	931	1,309	5,968	39,762	51,173

As at September 30, 2024	256,178	113,070	81,776	928,297	1,412,161	2,791,482

Accumulated amortization and impairment

As at September 30, 2023	175,238	75,187	67,954	474,462	1,102,902	1,895,743

Amortization expense (Note 24)	40,088	14,810	3,838	77,701	49,304	185,741

Impairment (Note 24)	1,439	131	—	10,004	—	11,574

Disposals/retirements	(26,301)	(5,806)	(9,672)	(20,221)	—	(62,000)

Foreign currency translation adjustment	2,647	666	1,200	2,517	34,819	41,849

As at September 30, 2024	193,111	84,988	63,320	544,463	1,187,025	2,072,907

Net carrying amount as at September 30, 2024	63,067	28,082	18,456	383,834	225,136	718,575

	Software	Software internally developed	Business solutions acquired	Business solutions internally developed	Client relationships and backlog	Total

	$	$	$	$	$	$

Cost

As at September 30, 2022	238,940	104,486	78,580	734,021	1,231,393	2,387,420

Additions	33,963	9,130	19,811	111,894	—	174,798

Business acquisitions (Note 27b)	—	—	—	—	(8,951)	(8,951)

Disposals/retirements	(49,103)	(3,900)	(9,002)	—	—	(62,005)

Foreign currency translation adjustment	4,873	509	750	(4,175)	25,627	27,584

As at September 30, 2023	228,673	110,225	90,139	841,740	1,248,069	2,518,846

Accumulated amortization and impairment

As at September 30, 2022	189,639	65,323	73,094	408,298	1,035,107	1,771,461

Amortization expense (Note 24)	30,475	13,421	3,274	69,053	47,824	164,047

Disposals/retirements	(49,103)	(3,900)	(9,002)	—	—	(62,005)

Foreign currency translation adjustment	4,227	343	588	(2,889)	19,971	22,240

As at September 30, 2023	175,238	75,187	67,954	474,462	1,102,902	1,895,743

Net carrying amount as at September 30, 2023	53,435	35,038	22,185	367,278	145,167	623,103

FISCAL 2024 RESULTS — 99

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

10.	Other long-term assets

	As at September 30, 2024	As at September 30, 2023

	$	$

Long-term prepaid services	24,061	28,674

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights (Note 17)	19,675	19,458

Retirement benefits assets (Note 17)	22,446	836

Deposits	13,503	15,634

Deferred financing fees	2,425	2,531

Other	28,330	17,643

	110,440	84,776

11.	Long-term financial assets

	As at September 30, 2024	As at September 30, 2023

	$	$

Deferred compensation plan assets (Notes 17 and 32)	112,270	88,076

Long-term investments (Note 32)	24,209	17,113

Long-term receivables	10,114	20,774

Long-term derivative financial instruments (Note 32)	2,644	22,005

	149,237	147,968

100 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

12.	Goodwill

The following tables present information on the Company’s operations which are managed through the following nine operating segments: Western and Southern Europe (primarily France, Portugal and Spain); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; Scandinavia and Central Europe (Germany, Sweden and Norway); United Kingdom (U.K.) and Australia; Finland, Poland and Baltics; Northwest and Central-East Europe (primarily Netherlands, Denmark and Czech Republic); and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

The operating segments reflect the current management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business.

The Company completed the annual impairment test during the fourth quarter of the fiscal year 2024 and did not identify any impairment.

The movements in goodwill were as follows:

	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Total

	$	$	$	$	$	$	$	$	$	$

As at September 30, 2023	1,555,730	1,258,377	1,142,148	1,090,703	1,383,316	896,809	604,885	532,129	260,353	8,724,450

Business acquisitions (Note 27)	—	42,055	—	397,406	—	—	—	—	—	439,461

Foreign currency translation adjustment	79,977	(2,175)	—	(3,813)	79,654	84,131	32,292	25,915	10,484	306,465

As at September 30, 2024	1,635,707	1,298,257	1,142,148	1,484,296	1,462,970	980,940	637,177	558,044	270,837	9,470,376

Key assumptions in goodwill impairment testing

The key assumptions for the CGUs are disclosed in the following tables for the years ended September 30:

2024	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific

	%	%	%	%	%	%	%	%	%

Pre-tax WACC	10.3	11.4	10.9	10.3	10.0	11.5	10.3	10.2	17.8

Long-term growth rate of net operating cash flows[1]	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0

2023	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific

	%	%	%	%	%	%	%	%	%

Pre-tax WACC	11.7	11.9	11.0	10.3	12.1	13.7	12.2	12.1	20.3

Long-term growth rate of net operating cash flows[1]	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0

[1]	The long-term growth rate is based on the lower of published industry research growth and 2.0%.

FISCAL 2024 RESULTS — 101

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

13.	Provisions

	Severances[1]	Decommissioning liabilities[2]	Others[3]	Total

	$	$	$	$

As at September 30, 2023	5,719	19,972	18,472	44,163

Additional provisions	70,153	1,326	16,307	87,786

Utilized amounts	(62,796)	(1,367)	(17,942)	(82,105)

Reversals of unused amounts	(1,587)	(1,206)	(3,366)	(6,159)

Discount rate adjustment and imputed interest	—	191	301	492

Foreign currency translation adjustment	514	1,122	609	2,245

As at September 30, 2024	12,003	20,038	14,381	46,422

Current portion	11,797	4,110	11,564	27,471

Non-current portion	206	15,928	2,817	18,951

[1]	See Note 25, Cost optimization program and Note 27c), Investments in subsidiaries.

[2]

As at September 30, 2024, the decommissioning liabilities were based on the expected cash flows of $20,483,000 and were discounted at a weighted average rate of 1.16%. The timing of settlements of these obligations ranges between one and seventeen years as at September 30, 2024. The reversals of unused amounts are mostly due to favourable settlements.

[3]

As at September 30, 2024, others included provisions on revenue-generating contracts, onerous supplier contracts mainly under the cost optimization program (Note 25) and acquisition-related and integration costs (Note 27c), as well as litigation and claims.

102 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

14.	Long-term debt

	As at September 30, 2024	As at September 30, 2023

	$	$

2014 U.S. Senior Notes of $473,025 (U.S. $350,000)[1]	—	473,808

2021 U.S. Senior Notes of $810,900 (U.S. $600,000) repayable in September 2026 and of $540,600 (U.S. $400,000) repayable in September 2031[2]	1,342,758	1,342,714

2021 CAD Senior Notes of $600,000 repayable in September 2028[3]	597,212	596,550

2024 CAD Senior Notes of $300,000 repayable in September 2027 and of $450,000 repayable in September 2029[4]	746,144	—

Unsecured committed term loan credit facility[5]	—	676,886

Other long-term debt	2,194	10,363

	2,688,308	3,100,321

Current portion	999	1,158,971

	2,687,309	1,941,350

[1]

In September 2024, the Company repaid the last two series of the senior unsecured notes issued in 2014 of U.S.$350,000,000 (2014 U.S. Senior Notes), for a total amount of $475,825,000, and settled the related cross-currency swaps (Note 32).

[2]

The senior unsecured notes issued in 2021 of U.S. $1,000,000,000 (2021 U.S. Senior Notes) are comprised of two series of senior unsecured notes with a weighted average maturity of 4 years and a weighted average interest rate of 1.79%. As at September 30, 2024, these represent an amount of $1,351,500,000, less financing fees.

[3]

As at September 30, 2024, an amount of $600,000,000 was borrowed, less financing fees. The senior unsecured notes issued in 2021 of $600,000,000 (2021 CAD Senior Notes) are due in September 2028, with an interest rate of 2.10%.

[4]

In September 2024, the Company issued senior unsecured notes (2024 CAD Senior Notes) for a total principal amount of $750,000,000, less financing fees. This issuance is comprised of two series of senior unsecured notes with a weighted average maturity of 4 years and a weighted average interest rate of 4.08%.

[5]

In December 2023, the Company repaid in full its unsecured committed term loan credit facility of U.S. $500,000,000, for a total amount of $670,350,000. The Company also settled the related cross-currency swaps (Note 32).

The Company has an unsecured committed revolving credit facility available for an amount of $1,500,000,000 that expires in November 2028. This facility bears interest at variable reference rate benchmarks, plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2024, there was no amount drawn upon this facility. An amount of $3,645,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. On October 30, 2024, the unsecured committed revolving credit facility was extended by one year to October 30, 2029 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants. The unsecured committed revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 33). As at September 30, 2024, the Company was in compliance with these covenants.

FISCAL 2024 RESULTS — 103

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.	Other long-term liabilities

	As at September 30, 2024	As at September 30, 2023

	$	$

Deferred revenue	137,450	112,370

Deferred compensation plan liabilities (Note 17)	124,447	97,745

Other	39,185	33,477

	301,082	243,592

16.	Income taxes

	Year ended September 30

	2024	2023

	$	$

Current income tax expense

Current income tax expense in respect of the current year	731,338	697,402

Adjustments recognized in the current year in relation to the income tax expense (recovery) of prior years	12,998	(21,242)

Total current income tax expense	744,336	676,160

Deferred income tax recovery

Deferred income tax recovery relating to the origination and reversal of temporary differences	(118,893)	(119,249)

Adjustments recognized in the current year in relation to the deferred income tax (recovery) expense of prior years	(27,207)	9,753

Total deferred income tax recovery	(146,100)	(109,496)

Total income tax expense	598,236	566,664

The Company’s effective income tax rate differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30

	2024	2023

	%	%

Company’s statutory tax rate	26.5	26.5

Effect of foreign tax rate differences	(0.3)	(0.6)

Final determination from agreements with tax authorities and expirations of statutes of limitations	(0.3)	(0.5)

Non-deductible and tax exempt items	0.3	0.1

Recognition of previously unrecognized temporary differences	(0.3)	—

Minimum income tax charge	0.2	0.3

Effective income tax rate	26.1	25.8

104 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes (continued)

The continuity schedule of deferred tax balances is as follows:

	As at September 30, 2023	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2024

	$	$	$	$	$	$	$

Accounts payable and accrued liabilities, provisions and other long-term liabilities	43,673	—	8,844	—	—	683	53,200

Tax benefits on losses carried forward	56,078	—	(7,265)	—	—	2,367	51,180

Accrued compensation and employee-related liabilities	68,926	—	12,102	—	(3,599)	1,392	78,821

Retirement benefits obligations	27,243	—	795	(356)	—	(648)	27,034

Capitalized research and development	92,880	—	82,302	—	—	(715)	174,467

Lease liabilities	169,288	—	(16,919)	—	—	4,110	156,479

PP&E, contract costs, intangible assets and other long-term assets	(123,717)	—	49,457	—	—	1,111	(73,149)

Right-of-use assets	(143,411)	—	23,077	—	—	(3,648)	(123,982)

Work in progress	(14,372)	—	(926)	—	—	(323)	(15,621)

Goodwill	(87,259)	—	(6,346)	—	—	(77)	(93,682)

Refundable tax credits on salaries	(22,568)	—	(2,478)	—	—	103	(24,943)

Cash flow hedges	(4,010)	—	14,164	5,374	—	(1,468)	14,060

Other	11,600	—	(10,707)	(3,462)	—	140	(2,429)

Deferred taxes, net	74,351	—	146,100	1,556	(3,599)	3,027	221,435

	As at September 30, 2022	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2023

	$	$	$	$	$	$	$

Accounts payable and accrued liabilities, provisions and other long-term liabilities	40,214	—	4,007	—	—	(548)	43,673

Tax benefits on losses carried forward	51,963	—	2,928	—	—	1,187	56,078

Accrued compensation and employee-related liabilities	51,136	—	14,531	—	2,623	636	68,926

Retirement benefits obligations	19,517	—	(5,601)	13,078	—	249	27,243

Capitalized research and development	—	—	92,880	—	—	—	92,880

Lease liabilities	171,072	—	(5,750)	—	—	3,966	169,288

PP&E, contract costs, intangible assets and other long-term assets	(151,054)	2,540	23,567	—	—	1,230	(123,717)

Right-of-use assets	(132,757)	—	(6,709)	—	—	(3,945)	(143,411)

Work in progress	(12,828)	—	(1,283)	—	—	(261)	(14,372)

Goodwill	(81,617)	—	(6,653)	—	—	1,011	(87,259)

Refundable tax credits on salaries	(20,049)	—	(2,517)	—	—	(2)	(22,568)

Cash flow hedges	(10,398)	—	(55)	6,445	—	(2)	(4,010)

Other	3,190	—	151	9,339	—	(1,080)	11,600

Deferred taxes, net	(71,611)	2,540	109,496	28,862	2,623	2,441	74,351

FISCAL 2024 RESULTS — 105

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes (continued)

The deferred tax balances are presented as follows in the consolidated balance sheets:

	As at September 30, 2024	As at September 30, 2023

	$	$

Deferred tax assets	242,567	105,432

Deferred tax liabilities	(21,132)	(31,081)

	221,435	74,351

As at September 30, 2024, the Company had $195,358,000 ($279,918,000 as at September 30, 2023) in operating tax losses carried forward, of which $39,077,000 ($104,113,000 as at September 30, 2023) expire at various dates from 2041 to 2043 and $156,281,000 ($175,805,000 as at September 30, 2023) have no expiry dates. As at September 30, 2024, a deferred income tax asset of $46,564,000 ($49,742,000 as at September 30, 2023) has been recognized on $180,647,000 ($187,865,000 as at September 30, 2023) of these losses. The deferred income tax assets are recognized only to the extent that it is probable that taxable income will be available against which the unused tax losses can be utilized. As at September 30, 2024, the Company had $14,711,000 ($84,739,000 as at September 30, 2023) of the unrecognized operating tax losses that have no expiry dates and none will expire ($7,314,000 as at September 30, 2023).

As at September 30, 2024, the Company had $470,177,000 ($424,736,000 as at September 30, 2023) in non-operating tax losses carried forward that have no expiry dates. As at September 30, 2024, a deferred income tax asset of $4,616,000 ($6,336,000 as at September 30, 2023) has been recognized on $17,869,000 ($24,806,000 as at September 30, 2023) of these losses. As at September 30, 2024, the Company had $452,308,000 ($399,930,000 as at September 30, 2023) of unrecognized non-operating tax losses.

As at September 30, 2024, the Company had $1,315,252,000 ($1,365,975,000 as at September 30, 2023) of cash and cash equivalents held by foreign subsidiaries. The tax implications of the repatriation of cash and cash equivalents not considered indefinitely reinvested have been accounted for and will not materially affect the Company’s liquidity. In addition, the Company has not recorded deferred tax liabilities on undistributed earnings of $9,308,421,000 ($8,262,337,000 as at September 30, 2023) coming from its foreign subsidiaries as they are considered indefinitely reinvested. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to taxation.

106 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits

The Company operates various post-employment plans, including defined benefit and defined contribution pension plans as well as other benefit plans for its employees.

DEFINED BENEFIT PLANS

The Company operates defined benefit pension plans primarily for the benefit of employees in the U.K., France and Germany, with smaller plans in other countries. The benefits are based on pensionable salary and years of service and most of them are funded with assets held in separate funds.

The defined benefit plans expose the Company to interest risk, inflation risk, longevity risk, currency risk and market investment risk.

The following description focuses mainly on plans registered in the U.K., France and Germany:

U.K.

In the U.K., the Company has three defined benefit pension plans, the CMG U.K. Pension Scheme, the Logica U.K. Pension & Life Assurance Scheme and the Logica Defined Benefit Pension Plan.

The CMG U.K. Pension Scheme is closed to new employees and is closed to further accrual of rights for existing employees. The Logica U.K. Pension & Life Assurance Scheme is still open but only for employees who come from the civil service with protected pensions. The Logica Defined Benefit Pension Plan is closed to new employees and is closed to further accrual of rights for existing employees. The plan was created to mirror the Electricity Supply Pension Scheme and was created for employees that worked for National Grid and Welsh Water with protected benefits.

Both the Logica U.K. Pension & Life Assurance Scheme and the Logica Defined Benefit Pension Plan are employer and employee based contribution plans.

The trustees are the custodians of the defined benefit pension plans and are responsible for the plan administration, including investment strategies. The trustees review periodically the investment and the asset allocation policies. As such, the CMG U.K. Pension Scheme policy is to target an allocation up to a maximum of 65% to return-seeking assets such as equities; the Logica U.K. Pension & Life Assurance Scheme policy is to invest 15% of the scheme assets in equities and 85% in bonds; and the Logica Defined Benefit Pension Plan policy is to invest 10% of the plan assets in equities and 90% in bonds.

The U.K. Pensions Act 2004 requires that full formal actuarial valuations are carried out at least every three years to determine the contributions that the Company should pay in order for the plan to meet its statutory objective, taking into account the assets already held. In the interim years, the trustees need to obtain estimated funding updates unless the scheme has less than 100 employees in total.

The new funding actuarial valuations of the three defined benefit pension plans described above are being performed as at September 30, 2024 and the results are expected to be available by the end of the 2025 fiscal year. In the meantime, the Company followed the last funding actuarial valuations from 2022 as at September 30, 2024:

–

The actuarial valuation of the CMG U.K. Pension Scheme reported a surplus of $36,812,000. It specified that no supplementary contributions were required in order to reach the plan funding objectives. Since January 1, 2022, the Company did not contribute to the plan; and

–

The actuarial valuation of the Logica U.K. Pension & Life Assurance Scheme reported a surplus of $91,000. It specified that no supplementary contributions were required in order to reach the plan funding objectives. During fiscal 2024, the Company contributed an amount of $447,000 to cover service costs; and

–

The actuarial valuation of the Logica Defined Benefit Pension Plan reported a surplus of $18,901,000. It specified that no supplementary contributions were required in order to reach the plan funding objectives. Since November 30, 2019, the Company did not contribute to the plan.

FISCAL 2024 RESULTS — 107

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

France

In France, the retirement indemnities are provided in accordance with the Labour Code. Upon retirement, employees receive an indemnity, depending on the salary and seniority in the Company, in the form of a lump-sum payment.

Germany

In Germany, the Company has numerous defined benefit pension plans which are all closed to new employees. In the majority of the plans, upon retirement of employees, the benefits are in the form of a monthly pension and in a few plans, the employees receive an indemnity in the form of a lump-sum payment. There are no mandatory funding requirements. The plans are funded by the contributions made by the Company. In some plans, insurance policies are taken out to fund retirement benefit plans. These do not qualify as plan assets and are presented as reimbursement rights, unless they are part of a reinsured support fund or are pledged to the employees.

The following tables present amounts for post-employment benefits plans included in the consolidated balance sheets:

As at September 30, 2024	U.K.	France	Germany	Other	Total

	$	$	$	$	$

Defined benefit obligations	(620,308)	(95,366)	(74,715)	(107,559)	(897,948)

Fair value of plan assets	642,538	—	12,599	74,891	730,028

	22,230	(95,366)	(62,116)	(32,668)	(167,920)

Fair value of reimbursement rights	—	—	19,300	375	19,675

Net asset (liability) recognized in the balance sheet	22,230	(95,366)	(42,816)	(32,293)	(148,245)

Presented as:

Other long-term assets (Note 10)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	—	19,300	375	19,675

Retirement benefits assets	22,230	—	—	216	22,446

Retirement benefits obligations	—	(95,366)	(62,116)	(32,884)	(190,366)

	22,230	(95,366)	(42,816)	(32,293)	(148,245)

As at September 30, 2023	U.K.	France	Germany	Other	Total

	$	$	$	$	$

Defined benefit obligations	(535,633)	(78,612)	(67,706)	(92,703)	(774,654)

Fair value of plan assets	536,226	—	11,747	64,138	612,111

	593	(78,612)	(55,959)	(28,565)	(162,543)

Fair value of reimbursement rights	—	—	19,082	376	19,458

Net asset (liability) recognized in the balance sheet	593	(78,612)	(36,877)	(28,189)	(143,085)

Presented as:

Other long-term assets (Note 10)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	—	19,082	376	19,458

Retirement benefits assets	593	—	—	243	836

Retirement benefits obligations	—	(78,612)	(55,959)	(28,808)	(163,379)

	593	(78,612)	(36,877)	(28,189)	(143,085)

108 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	France	Germany	Other	Total

	$	$	$	$	$

As at September 30, 2023	535,633	78,612	67,706	92,703	774,654

Current service cost	946	6,114	373	6,732	14,165

Interest cost	30,561	3,378	2,738	5,009	41,686

Actuarial losses due to change in financial assumptions[1]	29,444	10,088	4,948	3,405	47,885

Actuarial losses due to change in demographic assumptions[1]	—	111	—	338	449

Actuarial (gains) losses due to experience[1]	(1,222)	(5,100)	(787)	794	(6,315)

Plan participant contributions	86	—	—	162	248

Benefits paid from the plan	(27,712)	—	(503)	(3,536)	(31,751)

Benefits paid directly by employer	—	(2,033)	(3,192)	(496)	(5,721)

Foreign currency translation adjustment[1]	52,572	4,196	3,432	2,448	62,648

As at September 30, 2024	620,308	95,366	74,715	107,559	897,948

Defined benefit obligations of unfunded plans	—	95,366	—	21,600	116,966

Defined benefit obligations of funded plans	620,308	—	74,715	85,959	780,982

As at September 30, 2024	620,308	95,366	74,715	107,559	897,948

Defined benefit obligations	U.K.	France	Germany	Other	Total

	$	$	$	$	$

As at September 30, 2022	525,262	77,477	61,420	85,784	749,943

Current service cost	997	6,106	379	6,251	13,733

Interest cost	27,445	3,093	2,600	4,414	37,552

Past service cost	—	(288)	—	—	(288)

Actuarial (gains) losses due to change in financial assumptions[1]	(54,598)	(4,575)	65	(1,581)	(60,689)

Actuarial (gains) losses due to change in demographic assumptions[1]	(12,077)	88	—	2	(11,987)

Actuarial losses (gains) due to experience[1]	33,349	(6,035)	2,571	3,496	33,381

Plan participant contributions	76	—	—	170	246

Benefits paid from the plan	(26,527)	—	(229)	(4,359)	(31,115)

Benefits paid directly by employer	—	(2,565)	(2,992)	(747)	(6,304)

Foreign currency translation adjustment[1]	41,706	5,311	3,892	(727)	50,182

As at September 30, 2023	535,633	78,612	67,706	92,703	774,654

Defined benefit obligations of unfunded plans	—	78,612	—	18,132	96,744

Defined benefit obligations of funded plans	535,633	—	67,706	74,571	677,910

As at September 30, 2023	535,633	78,612	67,706	92,703	774,654

[1]	Amounts recognized in other comprehensive income.

FISCAL 2024 RESULTS — 109

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Plan assets and reimbursement rights	U.K.	France	Germany	Other	Total

	$	$	$	$	$

As at September 30, 2023	536,226	—	30,829	64,514	631,569

Interest income on plan assets	30,573	—	1,300	3,712	35,585

Employer contributions	426	2,033	2,804	7,714	12,977

Return on assets excluding interest income[1]	50,973	—	(906)	1,579	51,646

Plan participant contributions	86	—	—	162	248

Benefits paid from the plan	(27,712)	—	(503)	(3,536)	(31,751)

Benefits paid directly by employer	—	(2,033)	(3,192)	(496)	(5,721)

Administration expenses paid from the plan	(1,462)	—	—	—	(1,462)

Foreign currency translation adjustment[1]	53,428	—	1,567	1,617	56,612

As at September 30, 2024	642,538	—	31,899	75,266	749,703

Plan assets	642,538	—	12,599	74,891	730,028

Reimbursement rights	—	—	19,300	375	19,675

As at September 30, 2024	642,538	—	31,899	75,266	749,703

Plan assets and reimbursement rights	U.K.	France	Germany	Other	Total

	$	$	$	$	$

As at September 30, 2022	571,909	—	29,523	59,414	660,846

Interest income on plan assets	29,902	—	1,283	3,370	34,555

Employer contributions	339	2,565	2,983	6,744	12,631

Return on assets excluding interest income[1]	(84,003)	—	(1,668)	(12)	(85,683)

Plan participant contributions	76	—	—	170	246

Benefits paid from the plan	(26,527)	—	(229)	(4,359)	(31,115)

Benefits paid directly by employer	—	(2,565)	(2,992)	(747)	(6,304)

Administration expenses paid from the plan	(1,779)	—	—	(5)	(1,784)

Foreign currency translation adjustment[1]	46,309	—	1,929	(61)	48,177

As at September 30, 2023	536,226	—	30,829	64,514	631,569

Plan assets	536,226	—	11,747	64,138	612,111

Reimbursement rights	—	—	19,082	376	19,458

As at September 30, 2023	536,226	—	30,829	64,514	631,569

[1]	Amounts recognized in other comprehensive income.

110 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The plan assets at the end of the years consist of:

As at September 30, 2024	U.K.	Germany	Other	Total

	$	$	$	$

Quoted equities	260,103	—	—	260,103

Quoted bonds	158,739	—	—	158,739

Cash	3,123	—	68	3,191

Other[1]	220,573	12,599	74,823	307,995

	642,538	12,599	74,891	730,028

As at September 30, 2023	U.K.	Germany	Other	Total

	$	$	$	$

Quoted equities	205,130	—	—	205,130

Quoted bonds	139,584	—	—	139,584

Cash	5,566	—	76	5,642

Other[1]	185,946	11,747	64,062	261,755

	536,226	11,747	64,138	612,111

[1]	Other is mainly composed of quoted investment funds and various insurance policies to cover some of the defined benefit obligations.

Plan assets do not include any shares of the Company, property occupied by the Company or any other assets used by the Company.

The following table summarizes the expense1 recognized in the consolidated statements of earnings:

	Year ended September 30

	2024	2023

	$	$

Current service cost	14,165	13,734

Past service cost	—	(288)

Net interest on net defined benefit obligations or assets	6,101	2,998

Administration expenses	1,462	1,784

	21,728	18,228

[1]

The expense was presented as costs of services, selling and administrative for an amount of $14,165,000 and as net finance costs for an amount of $7,563,000 (Note 26) ($13,446,000 and $4,782,000, respectively for the year ended September 30, 2023).

FISCAL 2024 RESULTS — 111

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions

The following are the principal actuarial assumptions calculated as weighted averages of the defined benefit obligations. The assumed discount rates, future salary and pension increases, inflation rates and mortality all have a significant effect on the accounting valuation.

As at September 30, 2024	U.K	France	Germany	Other

	%	%	%	%

Discount rate	5.00	3.33	3.33	5.06

Future salary increases	0.31	4.10	2.50	2.74

Future pension increases	3.01	—	2.10	0.31

Inflation rate	3.15	2.00	2.00	3.44

As at September 30, 2023	U.K.	France	Germany	Other

	%	%	%	%

Discount rate	5.60	4.20	4.06	5.62

Future salary increases	0.33	4.15	2.50	2.76

Future pension increases	3.20	—	2.10	0.29

Inflation rate	3.39	2.10	2.00	3.46

The average longevity over 65 of an employee presently at age 45 and 65 are as follows:

As at September 30, 2024	U.K.	Germany

	(in years)

Longevity at age 65 for current employees

Males	22.1	21.0

Females	23.9	24.0

Longevity at age 45 for current employees

Males	23.5	24.0

Females	25.4	27.0

As at September 30, 2023	U.K.	Germany

	(in years)
Longevity at age 65 for current employees

Males	22.0	21.0

Females	23.8	24.0

Longevity at age 45 for current employees

Males	23.4	24.0

Females	25.3	26.0

112 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions (continued)

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables for the year ended September 30, 2024: (1) U.K.: 100% of the mortality rates in 2019 Vita Curves plus CMI_2020 projections model with a smoothing parameter (Sk) of 7.5, an Initial Addition (A) parameter of 0, nil weighting on 2020 data (w2020=0) and a 1.25% p.a. minimum long term improvement rate for both males and females, (2) Germany: Heubeck RT2018G and (3) France: INSEE 2018-2020 (INSEE TVTD 2017-2019 for the year ended September 30, 2023).

The following tables show the sensitivity of the defined benefit obligations to changes in the principal actuarial assumptions:

As at September 30, 2024	U.K.	France	Germany

	$	$	$

Increase of 0.25% in the discount rate	(18,334)	(2,927)	(1,796)

Decrease of 0.25% in the discount rate	19,263	3,056	1,874

Salary increase of 0.25%	181	3,151	23

Salary decrease of 0.25%	(179)	(3,029)	(21)

Pension increase of 0.25%	10,675	—	948

Pension decrease of 0.25%	(9,287)	—	(913)

Increase of 0.25% in inflation rate	12,047	3,151	948

Decrease of 0.25% in inflation rate	(11,798)	(3,029)	(913)

Increase of one year in life expectancy	15,309	664	2,025

Decrease of one year in life expectancy	(15,478)	(710)	(1,809)

As at September 30, 2023	U.K.	France	Germany

	$	$	$

Increase of 0.25% in the discount rate	(15,631)	(2,370)	(1,596)

Decrease of 0.25% in the discount rate	16,416	2,473	1,663

Salary increase of 0.25%	137	2,572	23

Salary decrease of 0.25%	(132)	(2,474)	(21)

Pension increase of 0.25%	8,713	—	834

Pension decrease of 0.25%	(8,503)	—	(805)

Increase of 0.25% in inflation rate	12,348	5,660	834

Decrease of 0.25% in inflation rate	(11,948)	(5,110)	(805)

Increase of one year in life expectancy	12,614	943	1,702

Decrease of one year in life expectancy	(12,801)	(1,258)	(1,530)

The sensitivity analysis above has been based on a method that extrapolates the impact on the defined benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the year.

The remaining weighted average duration of the defined benefit obligations are as follows:

	Year ended September 30

	2024	2023

	(in years)

U.K.	13	13

France	17	17

Germany	10	10

Other	9	9

FISCAL 2024 RESULTS — 113

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The Company expects to contribute $8,616,000 to defined benefit plans during the next year, of which $369,000 relates to the U.K. plans, and $8,246,000 relates to the other plans.

DEFINED CONTRIBUTION PLANS

The Company also operates defined contribution pension plans. In some countries, contributions are made into the state pension plans. The pension cost for defined contribution plans amounted to $296,470,000 in 2024 ($282,284,000 in 2023).

In addition, in Sweden, the Company contributes to a multi-employer plan, Alecta SE (Alecta) pension plan, which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as sufficient information is not available to use defined benefit accounting. Alecta lacks the possibility of establishing an exact distribution of assets and provisions to the respective employers. The Company’s proportion of the total contributions to the plan is 0.72% and the Company’s proportion of the total number of active employees in the plan is 0.48%.

Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. The collective funding is the difference between Alecta’s assets and the commitments to the policy holders and insured individuals. The collective funding ratio is normally allowed to vary between 125% and 175%. As at September 30, 2024, Alecta collective funding ratio was 163% (178% in 2023). The plan expense was $23,422,000 in 2024 ($25,311,000 in 2023). The Company expects to contribute $18,043,000 to the plan during the next year.

OTHER BENEFIT PLANS

As at September 30, 2024, the deferred compensation liability totaled $124,447,000 ($97,745,000 as at September 30, 2023) (Note 15) and the deferred compensation assets totaled $112,270,000 ($88,076,000 as at September 30, 2023) (Note 11). The deferred compensation liability is mainly related to plans covering some of its U.S. management. Some of the plans include assets that will be used to fund the liabilities.

For the deferred compensation plan in the U.S., a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liabilities associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $112,270,000 as at September 30, 2024 ($88,076,000 as at September 30, 2023).

114 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

18.	Accumulated other comprehensive income

	As at September 30, 2024	As at September 30, 2023

	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $44,210 ($44,867 as at September 30, 2023)	896,259	534,321

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $48,921 ($49,991 as at September 30, 2023)	(388,957)	(325,649)

Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $2,907 ($1,754 as at September 30, 2023)	19,031	13,541

Net unrealized (losses) gains on cash flow hedges, net of accumulated income tax recovery of $1,421 (net of accumulated income tax expense of $3,953 as at September 30, 2023)	(6,930)	11,524

Net unrealized gains (losses) on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $707 (net of accumulated income tax recovery of $1,189 as at September 30, 2023)	2,447	(3,412)

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $24,817 ($25,173 as at September 30, 2023)	(70,597)	(71,350)

	451,253	158,975

For the year ended September 30, 2024, $10,872,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $3,814,000, previously recognized in other comprehensive income were reclassified in the consolidated statements of earnings ($17,937,000 and $6,278,000, respectively, were reclassified for the year ended September 30, 2023).

For the year ended September 30, 2024, $12,562,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $1,919,000, were also reclassified in the consolidated statements of earnings ($18,540,000 and $2,832,000, respectively for the year ended September 30, 2023).

19.	Capital stock

The Company’s authorized share capital is comprised of an unlimited number, all without par value, of:

–

First preferred shares, issuable in series, carrying one vote per share, each series ranking equal with other series, but prior to second preferred shares, Class A subordinate voting shares and Class B shares (multiple voting) with respect to the payment of dividends;

–

Second preferred shares, issuable in series, non-voting, each series ranking equal with other series, but prior to Class A subordinate voting shares and Class B shares (multiple voting) with respect to the payment of dividends;

–

Class A subordinate voting shares, carrying one vote per share, participating equally with Class B shares (multiple voting) with respect to the payment of dividends and convertible into Class B shares (multiple voting) under certain conditions in the event of certain takeover bids on Class B shares (multiple voting); and

–

Class B shares (multiple voting), carrying ten votes per share, participating equally with Class A subordinate voting shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate voting shares.

FISCAL 2024 RESULTS — 115

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Capital stock (continued)

For the fiscal years 2024 and 2023, the number of issued and outstanding Class A subordinate voting shares and Class B shares (multiple voting) varied as follows:

	Class A subordinate voting shares		Class B shares (multiple voting)			Total

	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$

As at September 30, 2022	211,302,549	1,456,275	26,445,706	36,894	237,748,255	1,493,169

Release of shares held in trusts	—	13,680	—	—	—	13,680

Purchased and held in trusts	—	(74,455)	—	—	—	(74,455)

Issued upon exercise of stock options	1,646,044	106,051	—	—	1,646,044	106,051

Purchased and cancelled	(6,234,096)	(61,265)	—	—	(6,234,096)	(61,265)

As at September 30, 2023	206,714,497	1,440,286	26,445,706	36,894	233,160,203	1,477,180

Release of shares held in trusts	—	14,078	—	—	—	14,078

Purchased and held in trusts	—	(66,847)	—	—	—	(66,847)

Issued upon exercise of stock options	1,333,876	91,800	—	—	1,333,876	91,800

Purchased and cancelled	(6,597,158)	(45,878)	—	—	(6,597,158)	(45,878)

Conversion of shares	2,322,948	3,241	(2,322,948)	(3,241)	—	—

As at September 30, 2024	203,774,163	1,436,680	24,122,758	33,653	227,896,921	1,470,333

a)	Shares held in trusts

During the year ended September 30, 2024, 171,751 shares held in trust were released (172,018 during the year ended September 30, 2023) with a recorded value of $14,078,000 ($13,680,000 during the year ended September 30, 2023) that was removed from contributed surplus.

During the year ended September 30, 2024, the Company settled the withholding tax obligations of the employees under the Share Unit Plan for a cash payment of $15,407,000 ($13,879,000 during the year ended September 30, 2023).

During the year ended September 30, 2024, the trustees, in accordance with the terms of the Share Unit Plan and Trust Agreements, purchased 463,364 Class A subordinate voting shares of the Company on the open market (640,052 during the year ended September 30, 2023) for a total cash consideration of $66,847,000 ($74,455,000 during the year ended September 30, 2023).

As at September 30, 2024, 2,601,356 Class A subordinate voting shares were held in trusts under the Share Unit Plan (2,309,743 as at September 30, 2023).

b)	Exercises of stock options

The carrying value of Class A subordinate voting shares includes $15,265,000 which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year ended September 30, 2024 ($17,735,000 during the year ended September 30, 2023).

c)	Shares purchased and cancelled

On January 30, 2024, the Company’s Board of Directors authorized and subsequently received regulatory approval from the Toronto Stock Exchange (TSX), for the renewal of its Normal Course Issuer Bid (NCIB), which allows for the purchase for cancellation of up to 20,457,737 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares were available for purchase for cancellation commencing on February 6, 2024, until no later than February 5, 2025, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.

During the year ended September 30, 2024, the Company purchased for cancellation 1,965,800 Class A subordinate voting shares (2,857,550 during the year ended September 30, 2023) under its previous and current NCIB for a total cash consideration of $275,218,000 ($386,906,000 during the year ended September 30, 2023) and the excess of the purchase price over the carrying value in the amount of $258,883,000 ($363,747,000 during the year ended September 30, 2023) was charged to retained earnings.

116 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Capital stock (continued)

c)	Shares purchased and cancelled (continued)

In addition, during the year ended September 30, 2024, the Company entered into a private agreement with the Founder and Executive Chairman of the Board of the Company, as well as a wholly-owned holding company, to purchase for cancellation 1,674,930 Class A subordinate voting shares under its current NCIB for a total cash consideration of $250,000,000, excluding transaction costs of $370,000. The excess of the purchase price over the carrying value in the amount of $244,821,000 was charged to retained earnings. The 1,674,930 Class A subordinate voting shares purchased for cancellation on February 23, 2024, included 1,266,366 Class B shares (multiple voting) converted into Class A subordinate voting shares on February 23, 2024, by a holding company wholly-owned by the Founder and Executive Chairman of the Board of the Company. The repurchase transaction was reviewed and recommended for approval by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the financial terms of the transaction, and ultimately approved by the Board of Directors. The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

Additionally, also during the year ended September 30, 2024, the Company purchased for cancellation 2,887,878 Class A subordinate voting shares under its current NCIB from the Caisse de dépôt et placement du Québec (CDPQ) for a total cash consideration of $400,000,000 (3,344,996 and $400,000,000, respectively during the year ended September 30, 2023). The excess of the purchase price over the carrying value in the amount of $375,636,000 was charged to retained earnings ($361,791,000 during the year ended September 30, 2023). The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

During the year ended September 30, 2024, the Company also paid for and cancelled 68,550 Class A subordinate voting shares under its previous NCIB, with a carrying value of $558,000 and for a total cash consideration of $9,177,000, which were purchased but were neither paid nor cancelled as at September 30, 2023 (100,100 Class A subordinate voting shares, $778,000 and $10,291,000, respectively, during the year ended September 30, 2023, which were purchased, or committed to be purchased, but were neither paid nor cancelled as at September 30, 2022).

On June 20, 2024, the Canadian government enacted new legislation to implement tax measures on equity repurchased by public companies. The legislation requires a company to pay a 2.0% tax on the fair market value of their repurchased shares. This tax liability can be offset by the issuance of new equity during the relevant taxation year. The tax applies retroactively to repurchases and issuances of equity that occurred on or after January 1, 2024. As of September 30, 2024, the Company has complied with this new legislation, and recorded $13,565,000 of accrued liabilities related to shares repurchased net of issuance of stock options, with a corresponding reduction to retained earnings.

d)	Conversion of shares

During the year ended September 30, 2024, the Co-Founder and Advisor to the Executive Chairman of the Board of the Company converted a total of 900,000 Class B shares (multiple voting) into 900,000 Class A subordinate voting shares.

In addition, during the year ended September 30, 2024, a holding company wholly-owned by the Founder and Executive Chairman of the Board of the Company converted a total of 1,422,948 Class B shares (multiple voting) into 1,422,948 Class A subordinate voting shares.

e)	Dividends

On November 5, 2024, the Company’s Board of Directors approved a quarterly cash dividend for holders of Class A subordinate voting shares and Class B shares (multiple voting) of $0.15 per share. This dividend is payable on December 20, 2024 to shareholders of record as of the close of business on November 20, 2024. The dividend is designated as an “eligible dividend” for Canadian tax purposes.

FISCAL 2024 RESULTS — 117

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments

a)	Performance share units and restricted share units

The Company operates a Share Unit Plan, which was amended on April 30, 2024, to provide for the option to award both PSUs and RSUs. Under the Share Unit Plan, the Board of Directors may grant:

–

PSUs to certain employees and officers which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs under the Share Unit Plan vest at the end of the four-year period.

–

RSUs to certain employees and officers which entitle them to receive one Class A subordinate voting share for each RSU. RSUs do not have any vesting performance conditions. RSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the RSU award was made, except in the event of retirement, termination of employment or death. Granted RSUs under the Share Unit Plan vest at the end of the four-year period.

Class A subordinate voting shares purchased in connection with the Share Unit Plan are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 19).

There are currently no outstanding RSUs under the Share Unit Plan. The following table presents information concerning the number of outstanding PSUs granted by the Company under the Share Unit Plan:

Outstanding as at September 30, 2022	1,809,591

Granted[1]	899,511

Exercised (Note 19)	(294,203)

Forfeited	(162,449)

Outstanding as at September 30, 2023	2,252,450

Granted[1]	799,418

Exercised (Note 19)	(280,265)

Forfeited	(243,403)

Outstanding as at September 30, 2024	2,528,200

[1]	The PSUs granted in 2024 had a weighted average grant date fair value of $137.90 per unit ($112.49 in 2023).

118 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments (continued)

b)	Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2024, 15,368,084 Class A subordinate voting shares were reserved for issuance under the stock option plan.

The following table presents information concerning the outstanding stock options granted by the Company:

		2024		2023

	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share

		$		$

Outstanding, beginning of year	5,211,472	70.21	6,882,845	66.36

Exercised (Note 19)	(1,333,876)	57.38	(1,646,044)	53.65

Forfeited	(12,575)	97.84	(23,626)	99.78

Expired	(2,494)	98.65	(1,703)	102.70

Outstanding, end of year	3,862,527	74.53	5,211,472	70.21

Exercisable, end of year	3,699,805	73.51	4,772,088	67.46

The weighted average share price at the date of exercise for stock options exercised in 2024 was $145.60 ($123.25 in 2023).

The following table summarizes information about the outstanding stock options granted by the Company as at September 30, 2024:

		Options outstanding		Options exercisable

Range of exercise price	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price

$		(in years)	$		$

39.47 to 41.63	44,112	0.12	39.65	44,112	39.65

47.36 to 52.63	310,323	0.98	48.39	310,323	48.39

56.69 to 63.23	1,787,289	2.45	63.20	1,787,289	63.20

67.04 to 85.62	968,073	3.94	84.57	968,073	84.57

97.84 to 115.01	752,730	5.94	101.35	590,008	102.31

	3,862,527	3.36	74.53	3,699,805	73.51

c)	Share purchase plan

Under the share purchase plan, the Company contributes an amount equal to a percentage of the employee’s basic contribution, up to a maximum of 3.50%. An employee may make additional contributions in excess of the basic contribution. However, the Company does not match contributions in the case of such additional contributions. The employee and Company’s contributions are remitted to an independent plan administrator who purchases Class A subordinate voting shares on the open market on behalf of the employee through either the TSX or NYSE.

FISCAL 2024 RESULTS — 119

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments (continued)

d)	Deferred share unit plan

External members of the Board of Directors (participants) are entitled to receive part or their entire retainer fee in DSUs. DSUs are granted with immediate vesting and must be exercised no later than December 15 of the calendar year immediately following the calendar year during which the participant ceases to act as a director. Each DSU entitles the holder to receive a cash payment equal to the closing price of Class A subordinate voting shares on the TSX on the payment date. As at September 30, 2024, the number of outstanding DSUs was 110,412 (122,969 DSUs as at September 30, 2023).

e)	Share-based payment costs

The share-based payment expense recorded in costs of services, selling and administrative is as follows:

	Year ended September 30

	2024	2023

	$	$

PSUs	67,054	55,847

Stock options	786	2,367

Share purchase plan	181,989	169,418

DSUs	4,384	5,332

	254,213	232,964

21.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

			2024			2023

	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share

	$		$	$		$

Basic	1,692,715	228,074,108	7.42	1,631,249	234,041,041	6.97

Net effect of dilutive stock options and PSUs[2]		3,598,753			3,661,040

Diluted	1,692,715	231,672,861	7.31	1,631,249	237,702,081	6.86

[1]

During the year ended September 30, 2024, 6,528,608 Class A subordinate voting shares purchased for cancellation and 2,601,356 Class A subordinate voting shares held in trust were excluded from the calculation of the weighted average number of shares outstanding as of the date of transaction (6,273,046 and 2,309,743, respectively during the year ended September 30, 2023).

[2]	For the year ended September 30, 2024 and 2023, no stock options were excluded from the calculation of the diluted earnings per share as all stock options were dilutive.

22.	Remaining performance obligations

Remaining performance obligations relates to Company’s performance obligations that are partially or fully unsatisfied under fixed-fee arrangements recognized using the percentage-of-completion method.

The amount of the selling price allocated to remaining performance obligations as at September 30, 2024 is $1,179,804,000 ($982,531,000 as at September 30, 2023) and is expected to be recognized as revenue within a weighted average of 1.7 years (2 years as at September 30, 2023).

120 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

23.	Costs of services, selling and administrative

	Year ended September 30

	2024	2023

	$	$

Salaries and other employee costs[1]	9,156,779	8,870,235

Professional fees and other contracted labour	1,436,403	1,500,613

Hardware, software and data center related costs	866,883	827,613

Property costs	201,194	213,962

Amortization, depreciation and impairment (Note 24)	522,308	506,122

Other operating expenses	76,163	63,876

	12,259,730	11,982,421

[1]	Net of R&D and other tax credits of $134,911,000 in 2024 ($159,390,000 in 2023).

24.	Amortization, depreciation and impairment

	Year ended September 30

	2024	2023

	$	$

Depreciation of PP&E (Note 6)	134,818	142,653

Impairment of PP&E (Note 6)	115	—

Depreciation of right-of-use assets (Note 7)	126,615	143,030

Impairment of right-of-use assets (Note 7)	—	2,274

Amortization of contract costs related to transition costs	59,191	55,194

Impairment of contract costs related to transition costs	4,254	—

Amortization of intangible assets (Note 9)	185,741	162,971

Impairment of intangible assets (Note 9)	11,574	—

Included in costs of services, selling and administrative (Note 23)	522,308	506,122

Amortization of contract costs related to incentives (presented as a reduction of revenue)	2,806	2,793

Amortization of deferred financing fees (presented in finance costs)	630	816

Amortization of premiums and discounts on investments related to funds held for clients (presented net as an increase of revenue)	(1,584)	(1,832)

Depreciation of PP&E (presented in integration costs) (Note 6)	—	712

Impairment of PP&E (presented in integration costs) (Note 6)	149	648

Impairment of PP&E (presented in cost optimization program) (Note 6 and 25)	2,431	1,938

Impairment of right-of-use assets (presented in integration costs) (Note 7)	—	5,143

Impairment of right-of-use assets (presented in cost optimization program) (Note 7 and 25)	10,119	2,232

Amortization of intangible assets (presented in integration costs) (Note 9)	—	1,076

	536,859	519,648

FISCAL 2024 RESULTS — 121

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

25.	Cost optimization program

During the year ended September 30, 2023, the Company initiated a cost optimization program to accelerate actions to improve operational efficiencies, including the increased use of automation and global delivery, and to rightsize its global real estate portfolio.

As at March 31, 2024, the Company completed its cost optimization program for a total cost of $100,027,000, of which $91,063,000 was expensed during the year ended September 30, 2024. These amounts included costs for terminations of employment of $69,500,000, accounted for in severance provisions (Note 13), and costs of vacating leased premises of $21,563,000, composed of impairment of right-of-use assets of $10,119,000 (Note 24), onerous supplier contract costs of $9,013,000 as well as impairment of PP&E of $2,431,000 (Note 24) related to leasehold improvements and furniture, fixtures and equipment.

During the year ended September 30, 2023, the Company recorded $8,964,000 of costs. This amount included costs for terminations of employment of $2,613,000, accounted for in severance provisions (Note 13), and costs of vacating leased premises of $6,351,000, composed of impairment of right-of-use assets of $2,232,000 (Note 24), onerous supplier contract costs of $2,181,000 as well as impairment of PP&E of $1,938,000 (Note 24) related to leasehold improvements and furniture, fixtures and equipment.

26.	Net finance costs

	Year ended September 30

	2024	2023

	$	$

Interest on long-term debt	48,002	53,871

Interest on lease liabilities	29,234	29,115

Net interest costs on net defined benefit pension plans (Note 17)	7,563	4,782

Other finance costs	6,135	6,192

Finance costs	90,934	93,960

Finance income	(63,045)	(41,497)

	27,889	52,463

27.	Investments in subsidiaries

a)	Acquisitions and disposals

The Company made the following acquisitions during the year ended September 30, 2024:

–

On October 10, 2023, the Company acquired all of the outstanding units of Momentum Industries Holdings, LLC. (Momentum), for a total purchase price of $53,341,000. Momentum is an IT and business consulting firm specializing in digital transformation, data and analytics and managed services, based in the U.S. and headquartered in Miami, Florida.

–

On July 3, 2024, the Company acquired the assets of Celero Solutions’ (Celero) credit union business, consisting of master services agreements that span managed services, core banking, digital banking and related IT services, based in Canada, for a total purchase price of $19,067,000.

–

On September 13, 2024, the Company acquired all of the outstanding units of Aeyon LLC (Aeyon), a digital transformation, data management and analytics, and intelligent automation services partner to the U.S. Federal Government, based in the U.S. and headquartered in Vienna, Virginia, for a total purchase price of $317,841,000.

These acquisitions were made to further expand CGI’s footprint in their respective regions and to complement CGI’s proximity model.

122 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Investments in subsidiaries (continued)

The following table presents the fair value of assets acquired and liabilities assumed for all acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed:

	Aeyon	Others	Total

	$	$	$

Current assets	34,206	17,696	51,902

PP&E (Note 6)	1,029	349	1,378

Right-of-use assets (Note 7)	1,073	1,268	2,341

Intangible assets[1] (Note 9)	101,856	22,543	124,399

Goodwill[2] (Note 12)	397,406	42,055	439,461

Current liabilities	(54,728)	(15,307)	(70,035)

Long-term debt (Note 28c)	(162,146)	—	(162,146)

Lease liabilities	(1,073)	(1,268)	(2,341)

	317,623	67,336	384,959

Cash acquired	218	5,072	5,290

Net assets acquired	317,841	72,408	390,249

Consideration paid	317,841	65,414	383,255

Consideration payable	—	6,994	6,994

[1]	Intangible assets are mainly composed of client relationships and backlog.

[2]

The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. The goodwill is deductible for tax purposes.

During the year ended September 30, 2024, the Company finalized the fair value assessment of assets acquired and liabilities assumed for Momentum.

The fair value of all assets acquired and liabilities assumed for Celero and Aeyon are preliminary and are expected to be completed as soon as management will have gathered all the information available and considered necessary in order to finalize this allocation.

Based on the historical financial performance and excluding any financial synergies, for the year ended September 30, 2024, Aeyon would have contributed approximately $265,000,000 of revenues and $8,000,000 of net earnings to the financial results of the Company had the acquisition date been October 1, 2023.

Furthermore, since the date of acquisition, the Aeyon acquisition generated $12,000,000 in revenues and $500,000 of net earnings to the financial results of the Company.

b)	Business acquisitions realized in the prior fiscal year

There were no significant acquisitions or disposals for the year ended September 30, 2023.

During the year ended September 30, 2024, the Company paid $2,348,000 related to acquisitions realized in prior fiscal years.

FISCAL 2024 RESULTS — 123

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Investments in subsidiaries (continued)

c)	Acquisition-related and integration costs

During the year ended September 30, 2024, the Company incurred $5,866,000 of acquisition-related and integration costs. These costs were acquisition-related costs related to professional fees of $2,437,000. Integration costs were related to costs of vacating leased premises of $947,000, costs of rationalizing the redundancy of employment of $653,000, accounted for in severance provisions (Note 13), and other integration costs towards the CGI operating model of $1,829,000.

During the year ended September 30, 2023, the Company incurred $53,401,000 of integration costs. These costs were related to costs of vacating leased premises of $10,774,000, costs of rationalizing the redundancy of employment of $23,226,000, accounted for in severance provisions (Note 13), and other integration costs towards the CGI operating model of $19,401,000.

28.	Supplementary cash flow information

a)	Net change in non-cash working capital items and others is as follows for the years ended September 30:

	2024	2023

	$	$

Accounts receivable	106,360	(31,120)

Work in progress	(8,999)	76,554

Prepaid expenses and other assets	4,466	3,547

Long-term financial assets	(24,423)	(9,911)

Accounts payable and accrued liabilities	22,151	(130,172)

Accrued compensation and employee-related liabilities	(27,689)	(57,644)

Deferred revenue	50,420	45,681

Income taxes	(98,207)	105,577

Provisions	(594)	(10,129)

Long-term liabilities	33,540	18,893

Derivative financial instruments	634	(682)

Retirement benefits obligations	7,337	5,871

	64,996	16,465

b)	Non-cash operating and investing activities are as follows for the years ended September 30:

	2024	2023

	$	$

Operating activities

Accounts receivable	(12)	—

Accounts payable and accrued liabilities	35,992	32,392

Provisions	576	1,088

Other long-term liabilities	13,524	4,768

	50,080	38,248

Investing activities

Purchase of PP&E	(11,158)	(14,374)

Additions, disposals/retirements, change in estimates and lease modifications of right-of-use assets	(110,778)	(86,691)

Additions to intangible assets	(40,908)	(28,944)

	(162,844)	(130,009)

124 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Supplementary cash flow information (continued)

c)	Changes arising from financing activities are as follows for the years ended September 30:

			2024			2023

	Long-term debt	Derivative financial instruments to hedge long-term debt	Lease liabilities	Long-term debt	Derivative financial instruments to hedge long-term debt	Lease liabilities

	$	$	$	$	$	$

Balance, beginning of year	3,100,321	(97,575)	641,963	3,267,034	(146,215)	709,201

Cash used in financing activities excluding equity

Increase of long-term debt	747,073	—	—	948	—	—

Repayment of long-term debt and lease liabilities	(1,154,878)	—	(146,762)	(79,150)	—	(161,211)

Repayment of debt assumed in business acquisitions that occurred in prior year	(162,146)	—	—	(56,994)	—	—

Settlement of derivative financial instruments (Note 32)	—	38,943	—	—	2,921	—

Non-cash financing activities

Additions, disposals/retirements and change in estimates and lease modifications of right-of-use assets	—	—	110,778	—	—	81,656

Additions through business acquisitions (Note 27)	162,146	—	2,341	—	—	—

Changes in foreign currency exchange rates	(6,715)	68,132	18,914	(38,218)	45,719	15,997

Other	2,507	—	(7,139)	6,701	—	(3,680)

Balance, end of year	2,688,308	9,500	620,095	3,100,321	(97,575)	641,963

d)	Interest paid and received and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2024	2023

	$	$

Interest paid	102,180	130,570

Interest received	87,153	87,239

Income taxes paid	740,325	480,607

e)	Cash and cash equivalents consisted of unrestricted cash as at September 30, 2024 and 2023.

FISCAL 2024 RESULTS — 125

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Segmented information

The following tables present information on the Company’s operations based on its current management structure. Segment results are based on the location from which the services are delivered - the geographic delivery model (Note 12).

Effective October 1, 2023, as part of the cost optimization program, the Company centralized some internal administrative activities under a corporate function, which were previously presented in revenue under the Asia Pacific segment. The Company has restated the Asia Pacific segmented information for the comparative period to conform with this change.

									Year ended September 30, 2024
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	2,600,198	2,327,309	2,034,995	2,001,391	1,658,172	1,584,833	859,263	828,726	956,145	(174,880)	14,676,152

Segment earnings before acquisition-related and integration costs, cost optimization program, net finance costs and income tax expense[1]	334,165	337,325	463,171	322,698	150,913	251,662	133,437	129,277	293,121	—	2,415,769

Acquisition-related and integration costs (Note 27c)											(5,866)

Cost optimization program (Note 25)											(91,063)

Net finance costs (Note 26)											(27,889)

Earnings before income taxes											2,290,951

[1]

Total amortization and depreciation of $523,530,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $71,807,000, $97,552,000, $60,132,000, $60,779,000, $86,683,000, $44,999,000, $37,700,000, $34,970,000, and $28,908,000, respectively, for the year ended September 30, 2024. Impairment in intangible assets of $11,574,000 includes an impairment of a business solution in U.S. Commercial and State Government segment for $7,932,000. This asset was no longer expected to generate future economic benefits.

									Year ended September 30, 2023
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	2,605,926	2,277,996	2,064,659	1,935,238	1,648,356	1,455,529	828,951	755,901	904,038	(180,234)	14,296,360

Segment earnings before acquisition-related and integration costs, cost optimization program, net finance costs and income tax expense[1]	355,578	339,410	477,502	306,362	127,320	216,517	110,583	101,871	277,598	—	2,312,741

Acquisition-related and integration costs (Note 27c)											(53,401)

Cost optimization program (Note 25)											(8,964)

Net finance costs (Note 26)											(52,463)

Earnings before income taxes											2,197,913

[1]

Total amortization and depreciation of $507,087,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $85,049,000, $83,359,000, $55,589,000, $59,334,000, $90,098,000, $38,423,000, $38,345,000, $31,616,000 and $25,274,000, respectively, for the year ended September 30, 2023.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of material accounting policies. Intersegment revenue is priced as if the revenue was from third parties.

126 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the years ended September 30:

	2024	2023

	$	$

Western and Southern Europe

France	2,253,580	2,277,088

Portugal	120,471	116,928

Spain	118,693	114,341

Others	56,112	55,519

	2,548,856	2,563,876

U.S.[1]	4,574,294	4,404,982

Canada	2,208,938	2,232,091

Scandinavia and Central Europe

Germany	959,129	925,679

Sweden	692,192	691,240

Norway	110,025	123,366

	1,761,346	1,740,285

U.K. and Australia

U.K.	1,722,485	1,588,665

Australia	71,481	90,576

	1,793,966	1,679,241

Finland, Poland and Baltics

Finland	842,565	820,886

Others	70,958	49,564

	913,523	870,450

Northwest and Central-East Europe

Netherlands	633,337	571,757

Denmark	89,852	95,758

Czech Republic	79,137	72,559

Others	65,789	61,854

	868,115	801,928

Asia Pacific

Others	7,114	3,507

	7,114	3,507

	14,676,152	14,296,360

[1]

External revenue included in the U.S Commercial and State Government and U.S. Federal operating segments was $2,564,710,000 and $2,009,584,000, respectively in 2024 ($2,461,366,000 and $1,943,616,000, respectively in 2023).

FISCAL 2024 RESULTS — 127

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Segmented information (continued)

GEOGRAPHIC INFORMATION (CONTINUED)

The following table provides information for PP&E, right-of-use assets, contract costs and intangible assets based on their location:

	As at September 30, 2024	As at September 30, 2023

	$	$

U.S.	656,176	557,381

Canada	433,965	427,811

France	182,015	200,842

U.K.	107,649	115,560

Sweden	105,491	94,801

Finland	101,137	100,212

Germany	94,704	85,013

India	65,185	65,664

Netherlands	54,552	49,570

Rest of the world	94,668	106,292

	1,895,542	1,803,146

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the year ended September 30:

	2024	2023

	$	$

Managed IT and business process services	8,041,857	7,674,460

Business and strategic IT consulting and systems integration services	6,634,295	6,621,900

	14,676,152	14,296,360

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $1,994,150,000 and 13.6% of revenues for the year ended September 30, 2024 ($1,923,977,000 and 13.5% for the year ended September 30, 2023).

128 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Related party transactions

The Company is controlled by the Founder and Executive Chairman of the Board.

During the year ended September 30, 2024, the Company entered into a share repurchase and share conversion transactions with related parties, as described in Note 19.

a)	Transactions with subsidiaries and other related parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation. The Company owns 100% of the equity interests of its principal subsidiaries.

The Company’s principal subsidiaries whose revenues, based on the geographic delivery model, represent more than 3% of the consolidated revenues are as follows:

Name of subsidiary	Country of incorporation

CGI Technologies and Solutions Inc.	United States

CGI France SAS	France

CGI Federal Inc.	United States

CGI IT UK Limited	United Kingdom

CGI Information Systems and Management Consultants Inc.	Canada

Conseillers en gestion et informatique CGI inc.	Canada

CGI Deutschland B.V. & Co. KG	Germany

CGI Information Systems and Management Consultants Private Limited	India

CGI Sverige AB	Sweden

CGI Suomi Oy	Finland

CGI Nederland B.V.	Netherlands

b)	Compensation of key management personnel

Compensation of key management personnel, currently defined as the executive officers and the Board of Directors of the Company, was as follows for the year ended September 30:

	2024	2023

	$	$

Short-term employee benefits	31,076	36,049

Share-based payments	40,209	30,701

FISCAL 2024 RESULTS — 129

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Commitments, contingencies and guarantees

a)	Commitments

As at September 30, 2024, the Company entered into long-term service agreements representing a total commitment of $398,220,000. Minimum payments under these agreements are due as follows:

$

Less than one year	191,651

Between one and three years	164,068

Between three and five years	42,501

Beyond five years	—

b)	Contingencies

From time to time, the Company is involved in legal proceedings, audits, litigation and claims which primarily relate to tax exposure, contractual disputes and employee claims arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts and will ultimately be resolved when one or more future events occur or fail to occur. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Claims for which there is a probable unfavourable outcome are recorded in provisions.

In addition, the Company is engaged to provide services under contracts with various government agencies. Some of these contracts are subject to extensive legal and regulatory requirements and, from time to time, government agencies investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the governments agencies have the right to change the scope of, or terminate, these projects at its convenience. The termination or reduction in the scope of a major government contract or project could have a materially adverse effect on the results of operations and the financial condition of the Company.

c)	Guarantees

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure, others do not specify a maximum amount or a maturity date. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2024. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2024, the Company had committed a total of $49,441,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a bid or performance bond, and the ultimate liability, if any, incurred in connection with these guarantees, would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

Moreover, the Company has letters of credit for a total of $72,249,000 in addition to the letters of credit covered by the unsecured committed revolving credit facility (Note 14). These guarantees are required in some of the Company’s contracts with customers.

130 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of the 2014 U.S. Senior Notes, the 2021 U.S. Senior Notes, the 2021 CAD Senior Notes, the 2024 CAD Senior Notes, the unsecured committed revolving credit facility, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-	The fair value of cross-currency swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;

-	The fair value of cash, cash equivalents and cash included in funds held for clients and short-term investments included in current financial assets is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

As at September 30, 2024, there were no changes in valuation techniques.

The following table presents the financial liabilities included in the long-term debt (Note 14) measured at amortized cost categorized using the fair value hierarchy.

		As at September 30, 2024		As at September 30, 2023

	Level	Carrying amount	Fair value	Carrying amount	Fair value

		$	$	$	$

2014 U.S. Senior Notes	Level 2	—	—	473,808	464,806

2021 U.S. Senior Notes	Level 2	1,342,758	1,223,120	1,342,714	1,132,649

2021 CAD Senior Notes	Level 2	597,212	564,768	596,550	503,984

2024 CAD Senior Notes	Level 2	746,144	759,375	—	—

Other long-term debt	Level 2	2,194	2,119	10,363	9,839

		2,688,308	2,549,382	2,423,435	2,111,278

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

FISCAL 2024 RESULTS — 131

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at September 30, 2024	As at September 30, 2023

		$	$

Financial assets

FVTE

Cash and cash equivalents	Level 2	1,461,145	1,568,291

Cash included in funds held for clients (Note 5)	Level 2	233,584	269,792

Deferred compensation plan assets (Note 11)	Level 1	112,270	88,076

		1,806,999	1,926,159

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments included in current financial assets	Level 2

Cross-currency swaps		—	83,626

Foreign currency forward contracts		5,055	12,505

Long-term derivative financial instruments (Note 11)	Level 2

Cross-currency swaps		—	16,130

Foreign currency forward contracts		2,644	5,875

		7,699	118,136

FVOCI

Short-term investments included in current financial assets	Level 2	3,279	7,332

Long-term bonds included in funds held for clients (Note 5)	Level 2	223,196	138,935

Long-term investments (Note 11)	Level 2	24,209	17,113

		250,684	163,380

Financial liabilities

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments	Level 2

Cross-currency swaps		—	2,183

Foreign currency forward contracts		13,073	2,330

Long-term derivative financial instruments	Level 2

Cross-currency swaps		9,500	—

Foreign currency forward contracts		10,204	1,700

		32,777	6,213

There have been no transfers between Level 1 and Level 2 for the years ended September 30, 2024 and 2023.

132 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

MARKET RISK

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

The Company is exposed to interest rate risk on its unsecured committed revolving credit facility carrying amount.

The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings as of September 30, 2024, considering that the 2014 U.S. Senior Notes were fully repaid earlier in 2024, no amounts have been drawn on the unsecured committed revolving credit facility and all other outstanding debts bear fixed interest rates.

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency exchange rates. The Company mitigates this risk principally through foreign currency denominated debt and derivative financial instruments, which includes foreign currency forward contracts and cross-currency swaps.

The Company hedges a portion of the translation of the Company’s net investments in its U.S. operations into Canadian dollar, with Senior U.S. unsecured notes.

The Company also hedges a portion of the translation of the Company’s net investments in its European operations with cross-currency swaps.

Finally, the Company enters into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future revenues. Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

FISCAL 2024 RESULTS — 133

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Currency risk (continued)

As of September 30, 2024, the 2021 U.S. Senior Notes of a carrying value of $1,342,758,000 and a nominal amount of $1,351,500,000 are designated as hedging instruments to hedge portions of the Company’s net investments in its U.S. operations.

The following tables summarize the cross-currency swap agreements that the Company had entered into in order to manage its currency:

					As at September 30, 2024	As at September 30, 2023
Receive Notional	Receive Rate	Pay Notional	Pay rate	Maturity	Fair value	Fair value

					$	$
Hedges of net investments in European operations

$1,270,000	From 1.62% to 4.15%	€866,365	From (0.14)% to 3.70%	From September 2027 to 2029	(7,806)	22,966

$136,274	From 3.57% to 3.63%	£75,842	From 2.67% to 2.80%	September 2024	—	11,972

$80,000	4.15%	kr609,940	From 3.49% to 3.51%	September 2029	(1,694)	12,087

Hedges of net investments in European operations and cash flow hedges on unsecured committed term loan credit facility

U.S.$500,000	SOFR 1 month + 1.10%	€443,381	From 1.14% to 1.22%	December 2023	—	44,386

Cash flow hedges of 2014 U.S. Senior Notes

U.S.$215,000	From 3.74% to 4.06%	$284,793	From 3.49% to 3.81%	September 2024	—	6,163

Total					(9,500)	97,574

During the year ended September 30, 2024, the Company entered into Canadian dollar to euro fixed for fixed cross-currency swap agreements for a notional amount of $670,000,000, related to the 2024 CAD Senior Notes which have maturity dates of September 2027 and September 2029. The cross-currency swaps were designated as hedging instruments on the Company’s net investment in European operations. In addition, during the year ended September 30, 2024, the Company entered into Canadian dollar to Swedish krona fixed for fixed cross-currency swap agreements for a notional amount of $80,000,000, related to the 2024 CAD Senior Notes which has a maturity date of September 2029. The cross-currency swaps were designated as hedging instruments on the Company’s net investment in Swedish operations.

During the year ended September 30, 2024, the Company settled cross-currency swaps with a notional amount of $954,832,000 for a net gain of $38,943,000 for which $7,811,000 related to the cash flow hedge was recorded in net finance costs and $31,132,000 related to the net investment hedge was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.

134 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Currency risk (continued)

As at September 30, 2024, the Company held foreign currency forward contracts to hedge exposures to changes in foreign currency, which have the following notional, average contract rates and maturities:

		Average contract rates		As at September 30, 2024	As at September 30, 2023

Foreign currency forward contracts	Notional	Less than one year	More than one year	Fair value	Fair value

				$	$

USD/INR	U.S.$359,901	85.23	88.92	2,091	(973)

CAD/INR	$381,045	64.11	65.75	314	4,497

EUR/INR	€112,863	94.45	99.84	(1,156)	5,076

GBP/INR	£107,169	106.93	112.11	(8,700)	3,501

SEK/INR	kr157,427	8.18	8.67	(720)	(33)

GBP/EUR	£202,819	1.18	—	(5,763)	649

EUR/MAD	€22,947	10.66	—	(548)	135

EUR/CZK	€16,771	24.64	25.05	(473)	(92)

Others	$65,784			(623)	1,590

Total				(15,578)	14,350

The following table details the Company’s sensitivity to a 10% strengthening of the euro, the U.S. dollar, the British pound and the Swedish krona, foreign currency rates on net earnings and on other comprehensive income (loss). The sensitivity analysis on net earnings presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates. The sensitivity analysis on other comprehensive income (loss) presents the impact of a 10% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges and on net investment hedges.

				2024				2023

	euro impact	U.S. dollar impact	British pound impact	Swedish krona impact	euro impact	U.S. dollar impact	British pound impact	Swedish krona impact

	$	$	$	$	$	$	$	$

Increase in net earnings	150	1,359	1,179	521	1,384	3,598	692	466

Decrease in other comprehensive income (loss)	(174,239)	(180,405)	(17,269)	(9,631)	(155,000)	(190,539)	(29,436)	(7,005)

LIQUIDITY RISK

Liquidity risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing unsecured committed revolving credit facility, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows. The Company regularly monitors its cash forecasts to ensure it has sufficient flexibility under its available liquidity to meet its obligations.

FISCAL 2024 RESULTS — 135

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

The following tables summarize the carrying amount and the contractual maturities of both the interest and principal portion of financial liabilities. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate or floating rate.

As at September 30, 2024	Carrying amount	Contractual cash flows	Less than one year	Between one and three years	Between three and five years	Beyond five years

	$	$	$	$	$	$

Non-derivative financial liabilities

Accounts payable and accrued liabilities	999,790	999,790	999,790	—	—	—

Accrued compensation and employee-related liabilities	1,165,903	1,165,903	1,165,903	—	—	—

2021 U.S. Senior Notes	1,342,758	1,462,053	24,191	847,526	24,868	565,468

2021 CAD Senior Notes	597,212	650,400	12,600	25,200	612,600	—

2024 CAD Senior Notes	746,144	879,191	30,623	361,245	487,323	—

Lease liabilities	620,095	697,298	173,061	254,475	166,326	103,436

Other long-term debt	2,194	2,312	1,028	823	197	264

Clients’ funds obligations	504,515	504,515	504,515	—	—	—

Derivative financial liabilities

Cash flow hedges of future revenue	23,277

Outflow		744,758	186,439	545,077	13,242	—

(Inflow)		(758,162)	(175,510)	(568,052)	(14,600)	—

Cross-currency swaps	9,500

Outflow		1,496,435	26,090	353,834	1,116,511	—

(Inflow)		(1,518,971)	(40,681)	(381,060)	(1,097,230)	—

	6,011,388	6,325,522	2,908,049	1,439,068	1,309,237	669,168

As at September 30, 2023	Carrying amount	Contractual cash flows	Less than one year	Between one and three years	Between three and five years	Beyond five years

	$	$	$	$	$	$

Non-derivative financial liabilities

Accounts payable and accrued liabilities	924,659	924,659	924,659	—	—	—

Accrued compensation and employee-related liabilities	1,100,566	1,100,566	1,100,566	—	—	—

2014 U.S. Senior Notes	473,808	492,722	492,722	—	—	—

2021 U.S. Senior Notes	1,342,714	1,488,774	24,233	860,746	24,910	578,885

2021 CAD Senior Notes	596,550	663,000	12,600	25,200	625,200	—

Unsecured committed term loan credit facility	676,886	687,419	687,419	—	—	—

Lease liabilities	641,963	722,284	221,877	238,009	139,275	123,123

Other long-term debt	10,363	10,448	8,353	1,328	449	318

Clients’ funds obligations	493,638	493,638	493,638	—	—	—

Derivative financial liabilities

Cash flow hedges of future revenue	4,030

Outflow		328,455	155,450	163,091	9,914	—

(Inflow)		(331,954)	(154,116)	(166,967)	(10,871)	—

Cross-currency swaps	2,183

Outflow		93,311	93,311	—	—	—

(Inflow)		(91,353)	(91,353)	—	—	—

	6,267,360	6,581,969	3,969,359	1,121,407	788,877	702,326

136 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

As at September 30, 2024, the Company held cash and cash equivalents, funds held for clients, short-term investments and long-term investments of $1,995,413,000 ($2,081,463,000 as at September 30, 2023). The Company also had available $1,496,355,000 in unsecured committed revolving credit facility ($1,495,858,000 as at September 30, 2023). As at September 30, 2024, trade accounts receivable amounted to $1,117,712,000 (Note 4) ($1,152,880,000 as at September 30, 2023). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, accounts receivable, work in progress, long-term investments and derivative financial instruments with a positive fair value. The maximum exposure of credit risk is generally represented by the carrying amount of these items reported on the consolidated balance sheets.

The Company is exposed to credit risk in connection with long-term investments through the possible inability of borrowers to meet the terms of their obligations. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A- or higher. The application of the low credit exemption had no material impact on the Company’s consolidated financial statements.

The Company has accounts receivable derived from clients engaged in various industries including government; financial services; manufacturing, retail and distribution; communications and utilities; and health that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact trade accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base and that any single industry or geographic region represents a significant credit risk to the Company. Historically, the Company has not made any significant write-offs and had low bad debt ratios. The application of the simplified approach to measure expected credit losses for trade accounts receivable and work in progress had no material impact on the Company’s consolidated financial statements.

The following table sets forth details of the age of trade accounts receivable that are past due:

	2024	2023

	$	$

Not past due	1,005,651	1,034,795

Past due 1-30 days	71,445	82,536

Past due 31-60 days	18,352	17,630

Past due 61-90 days	11,957	9,925

Past due more than 90 days	13,367	10,913

	1,120,772	1,155,799

Allowance for doubtful accounts	(3,060)	(2,919)

	1,117,712	1,152,880

In addition, the exposure to credit risk of cash, cash equivalents and cash included in funds held for clients and derivatives financial instruments is limited given that the Company deals mainly with a diverse group of high-grade financial institutions and that derivatives agreements are generally subject to master netting agreements, such as the International Swaps and Derivatives Association, which provide for net settlement of all outstanding contracts with the counterparty in case of an event of default.

FISCAL 2024 RESULTS — 137

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

33.	Capital risk management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. As at September 30, 2024, total managed capital was $14,225,026,000 ($13,645,314,000 as at September 30, 2023). Managed capital consists of long-term debt, including the current portion (Note 14), lease liabilities, cash and cash equivalents, short-term investments, long-term investments (Note 11) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including Net Debt/Capitalization.

Net debt represents debt (including the current portion and the fair value of foreign currency derivative financial instruments related to debt) and lease liabilities less cash and cash equivalents, short-term investments and long-term investments. Capitalization is shareholders’ equity plus net debt.

Furthermore, the Company is subject to covenants and ratios contained in its unsecured committed revolving credit facility. The ratios are as follows:

–

Leverage ratio, which is the ratio of total debt net of cash and cash equivalent investments to adjusted EBITDA for its unsecured committed revolving credit facility for the four most recent quarters. Adjusted EBITDA is calculated as earnings from continuing operations before finance costs, income taxes, depreciation, amortization, cost optimization program and acquisition-related and integration costs[1].

–

An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total finance costs and the operating rentals in the same periods. EBITDAR is calculated as adjusted EBITDA before rent expense[1].

These ratios are calculated on a consolidated basis. The Company believes that the results of the current internal ratios are consistent with its capital management’s objectives.

The Company is in compliance with these covenants and ratios and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

[1]	In the event of an acquisition, the available historical financial information of the acquired company will be used in the computation of the ratios.

138

Shareholder Information

Shareholder Information Listing

IPO: 1986

Toronto Stock Exchange, April 1992: GIB.A

New York Stock Exchange, October 1998: GIB

Number of shares outstanding as of September 30, 2024:

203,774,163 Class A subordinate voting shares

24,122,758 Class B shares (multiple voting)

High/Low of share price from October 1, 2023

to September 30, 2024:

	TSX (CDN$)	NYSE (U.S.$)

High:	160.40	118.89

Low:	129.00	93.07

The certifications required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings whereby CGI’s Chief Executive Officer and Chief Financial Officer certify the accuracy of the information contained in CGI’s Annual Information Form, Annual Audited Consolidated Financial Statements, and Annual Management’s Discussion and Analysis are available on the Canadian Securities Administrators’ website at www.sedarplus.ca. Similar certifications required by Rule 13a-14(a) of the U.S. Securities Exchange Act of 1934, as amended, and Section 302 of the Sarbanes-Oxley Act of 2002 are attached as exhibits to our Form 40-F, which is available on EDGAR at www.sec.gov. The certification required by Section 303A.12(c) of the NYSE Listed Company Manual is also filed annually with the New York Stock Exchange. CGI is a foreign private issuer, as defined under the U.S. Securities Exchange Act of 1934, as amended, and files disclosure documents in accordance with the multijurisdictional disclosure system (MJDS). As such, many of the corporate governance rules applicable to U.S. domestic companies are not applicable to CGI. However, CGI’s corporate governance practices generally conform to those followed by U.S. domestic companies under the New York Stock Exchange listing standards, other than with respect to certain specific rules, including that CGI requires shareholder approval of share compensation arrangements involving the issuances of new shares, but does not require such approval if the compensation arrangement involves only shares purchased in the open market, consistent with the laws applicable to CGI. A summary of these practices is provided in the report of the Corporate Governance Committee contained in CGI’s Management Proxy Circular, which is available on the Canadian Securities Administrators’ website at www.sedarplus.ca, on EDGAR at www.sec.gov and on CGI’s website at www.cgi.com.

Auditors

PricewaterhouseCoopers LLP

Transfer Agent and Registrar

Computershare Investor Services Inc.

100 University Avenue, 8th floor

Toronto, Ontario M5J 2Y1

Telephone: 1 800 564-6253

www.investorcentre.com/service

Investor Relations

For further information about the Company, additional copies of this report, or other financial information, please contact:

CGI Inc.

Investor Relations

Email: ir@cgi.com

Web: cgi.com/investors

1350 René-Lévesque Blvd West,

20th floor

Montréal, Quebec H3G 1T4

Canada

Tel.: 514-841-3200

Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held virtually on January 29, 2025 at 11:00 a.m. (Eastern Standard Time) via live webcast at https://www.icastpro.ca/q0jsqn (Password: CGI2024). Shareholders will have the opportunity to participate in real time and vote at the Meeting online in the manner set forth in CGI’s Management Proxy Circular, through a web-based platform, regardless of their geographic location.

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